Exhibit 99.1

Fruta del Norte Project
Ecuador
NI 43-101 Technical Report

Prepared for:
Kinross Gold Corporation

Prepared by:
Robert D. Henderson, P. Eng.

Effective Date: 31 December 2010

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

C o n t e n t s

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

	19.11	Financial Analysis to Support Mineral Reserve Declaration	22

20.0	INTERPRETATION AND CONCLUSIONS		1

21.0	RECOMMENDATIONS		1

22.0	REFERENCES		1

23.0	DATE AND SIGNATURE PAGE		1

T a b l e s

Table 1-1:	Gold and Silver Mineral Resources Summary, Effective 31 December 2010	7
Table 1-2:	Gold and Silver Mineral Reserves Summary, Effective 31 December 2010	8
Table 1-3:	Net Discounted (5%) Post-Tax Cash Flow (US$ millions) Summary	11
Table 1-4:	Net Undiscounted Post-Tax Cash Flow (US$ millions) Summary	11
Table 1-5:	After Tax Internal Rate of Return (%) Summary	11
Table 2-1:	Contents Page Headings in Relation to NI 43-101 Prescribed Items	4
Table 4-1:	Mineral Tenure Summary Table	8
Table 7-1:	Summary Stratigraphy of Fruta del Norte Deposit Area	7
Table 11-1:	Drilling Campaigns Summary	1
Table 11-2:	Geotechnical Drilling Campaigns Summary	7
Table 11-3:	Summary Drill Hole Intercept Table	1
Table 12-1:	Density Data Summary	5
Table 13-1:	QA/QC Sample Submission Summary	6
Table 13-2:	Check (Repeat and Re-assay) Sample Submission Summary	6
Table 14-1:	Quarter Core Check Analysis Results	7
Table 16-1:	Pre-feasibility Study, Gold Recovery Estimate for WOPOX	15
Table 16-2:	Pre-feasibility Study, Silver Recovery Estimate for WOPOX	16
Table 16-3:	Pre-feasibility Study, Gold Recovery Estimate for WOCIL	16
Table 16-4:	Pre-feasibility Study, Silver Recovery Estimate for WOCIL	16
Table 17-1:	Preliminary Cut-off Grade Estimate Summary	6
Table 17-2:	Final Cut-off Grade Estimate Summary	7
Table 17-3:	Gold and Silver Mineral Resource Table, Effective 31 December 2010	10
Table 17-4:	Gold and Silver Mineral Reserves Summary, Effective 31 December 2010	11
Table 19-1:	Rock Mass Characterisation Results	4
Table 19-2:	Proposed Process Plant Production Schedule	14
Table 19-3:	Estimated Capital Cost Summary	21
Table 19-4::	Net Discounted (5%) Post-Tax Cash Flow (US$ millions) Summary	23
Table 19-5::	Net Undiscounted Post-Tax Cash Flow (US$ millions) Summary	23
Table 19-6::	After Tax Internal Rate of Return (%) Summary	23

F i g u r e s

Figure 4-1:	Project Location and Tenure Map	2
Figure 5-1:	Project Layout Plan	3
Figure 5-2:	Proposed Mine Portal Layout (Phase 2)	1
Figure 5-3:	Proposed Plant Layout (Phase 2)	1
Figure 7-1:	Regional Geology Map	2
Figure 7-2:	Project Geology Map	4
Figure 7-3:	Geological Map, Fruta del Norte Area	10

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 7-4: Cross-Section 9583600N		11
Figure 7-5: Exploration Target Plan, Fruta Del Norte Area		14
Figure 10-1:	Exploration Potential Map	5
Figure 11-1:	Drill Hole Location Plan	2
Figure 11-2:	Drill Section, Fruta Del Norte, Section 9583200 N	8
Figure 17-1:	Mineralization Domains	3
Figure 17-2:	Stope Model	7
Figure 19-1:	Transverse Open Blasthole Stoping Method	4
Figure 19-2:	Planned Mine Layout	5
Figure 19-3:	Planned Mine Production Phases	9
Figure 19-4:	Proposed Mine Production Schedule	9
Figure 19-5:	Process Flow Diagram – Phase 1	12
Figure 19-6:	Process Flow Diagram – Phase 2	13
Figure 19-7:	Ecuador Regional Organisational Structure	16
Figure 19-8:	Workforce Headcount versus Time	17

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Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

1.0	SUMMARY

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned Fruta del Norte epithermal gold–silver deposit, which is part of the Cordillera del Condor Project (the Project), primarily located in Zamora–Chinchipe Province, Ecuador, South America.

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators.  The Technical Report has an effective date of 31 December 2010, the date of the mineral resource and Mineral Reserve estimates.  Results of a pre-feasibility study completed by Hatch Ltd. are incorporated in the Technical Report.

The pre-feasibility study design envisages developing the process plant and underground mine in two phases over a 16 year mine life.  Phase 1, at 2,500 t/d capacity, will treat non-refractory ore through a whole ore carbon in leach (WOCIL) process circuit.  Phase 2, which envisages a production ramp-up to 5,000 t/d, will treat refractory ore through a whole ore pressure oxidation (WOPOX) plant.  Total life of mine production is expected to be 6.3 million ounces (Moz) of gold and 6.8 Moz of silver from a Mineral Reserve of 26.1 million tonnes (Mt) grading 8.07 g/t Au and 10.9 g/t Ag.  Phase 1 and 2 capital expenditure is estimated to be US$ 707 million and US$ 413 million, respectively, for a total of US$ 1,120 million.  Sustaining capital for the life of mine will be an additional US$ 170 million.  The average cash cost is estimated to be US$ 366/oz Au equivalent.  There is good potential for the Project mine life to be extended through successful exploration and programs to date have located a number of epithermal and porphyry-style targets and prospects that will be the focus of continued regional exploration.

1.1	Project Setting, Location, and Access

The Cordillera del Condor Project, which incorporates the Fruta del Norte deposit, is primarily located in the Cordillera del Condor region of Zamora–Chinchipe province, south-eastern Ecuador.  Some concessions extend into the adjacent province of Morona–Santiago.

The major Ecuadorian city of Loja is situated about 80 km east–northeast of the Project.  The closest community to the deposit is the village of San Antonio.

As a result of its location near the equator and moderate elevation of 1,450 meters above sea level (masl), daily average temperatures are fairly constant at about 16°C.  Annual precipitation in the area is approximately 3,000 mm.  Kinross expects that any future mining activity will be conducted year round.

Access to the Project is by road, which is paved from Loja to Los Encuentros, and thence gravel to the Project site.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Exploitation of the deposit will require building a green fields project with attendant infrastructure, including a new access road, internal mine site access roads, on-site power supply and distribution infrastructure, primary mine site infrastructure including process plant, stockpiles and mine portal, tailings and waste rock storage facilities, and a landfill.  Proposed ancillary buildings and facilities include site administration and engineering offices, warehouse, maintenance shops, laboratory, fuel storage and dispensing, and sewage treatment facilities.

1.2	Mineral Tenure

The Cordillera del Condor Project consists of 39 mining concessions that cover approximately 95,000 hectares.  The majority of the concessions form a large contiguous block that extends from the Rio Nangaritza eastward to the international border with Peru.  Concessions are registered in the name of Aurelian Ecuador S.A., a wholly-owned subsidiary of Kinross.  The Fruta del Norte deposit occurs within the La Zarza concession; infrastructure designs within the pre-feasibility study will be hosted within the La Zarza and Colibri concessions.

The appropriate patent fees have been paid, and the concessions are in good standing.  All of the current concession titles have been replaced in accordance with the Sixth Transitional Provision of the new Ecuadorian Mining Regulations.

1.3	Surface and Water Rights

Kinross has commenced the process of acquiring sufficient surface rights to support Project development and access.  At the Technical Report effective date, approximately 80% of the required surface rights had been obtained. The remaining 20% of the land required for project development is under legal agreement subject to final government and land occupant approvals.

The Loja branch of the National Water Secretary’s Office granted Kinross in August 2010 the right to use water at 1 flow of 1.4 L/s for a 48-month period from an unnamed ravine, located in the La Zarza concession, near the Fruta del Norte exploration camp, for exploration purposes.  Kinross was also granted the right to use water in unnamed ravines No. 1 and No. 2, located in La Zarza sector, overlying the Fruta del Norte ore body at a flow of 8.7 L/s for advanced exploration (drilling) activities for 12 months. The remaining 20% of the land required for project development is under legal agreement subject to final government and land occupant approvals.

1.4	Permits

Project development activities to date have been performed under the appropriate permits and regulations.

A list of the permits that will be required for Project development will be prepared as part of feasibility-level studies.  In addition to a socio-environmental impact study (EIS), key permits will include water rights, archaeological clearances, environmental licence, wood-felling permit, and a power generation permit.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

1.5	Environment

As of the effective date of this Technical Report, every phase of mining activity in Ecuador requires environmental licensing.  Mining activities must be carried out after the issuance of an environmental license by the Ministry of the Environment (MOE).  Environmental licensing of a mining project can only be carried out through the successful completion and presentation to the MOE of a project socio-environmental impact study (EIS).  The EIS must be prepared and executed based on terms of reference (ToR) issued and approved by the MOE.

Kinross obtained Environmental License 269 for the advanced exploration activities being carried out on the La Zarza concession; the EIS for advanced exploration has been submitted and is in under review by the MOE.  Under Environmental License 269, Kinross can carry out surface drilling activities on the La Zarza mining concession, and upgrade existing infrastructure at the Las Peñas exploration camp, including bridges, buildings and roads.

The proposed mining operation will be constructed on the Colibri and La Zarza concessions.  A project can be developed on two or more mining concessions, subject to certain conditions.  The current mining legislation requires that separate EISs are developed and approved for the mine and the process plant.  A report on the social participation process that was carried out as part of the overall EIS review process must also be submitted with the EIS.

Current environmental liabilities are restricted to the exploration camp, and to grids, roads, and drill pads established to support exploration activity.  There is an expectation that environmental contamination will be associated with sites where artisan miners have been active.

1.6	Geology and Mineralization

The Cordillera del Cóndor region consists of sub-Andean deformed and metamorphosed Palaeozoic and Mesozoic sedimentary and Mesozoic arc-related lithologies that formed between the eastern flank of the Cordillera Real, and west of the flat-lying strata of the Amazon basin.  Intruding the sub-Andean rocks is the Zamora composite I-type batholith, which has associated contemporaneous andesitic volcanism.  Pre-Andean arc sedimentary and volcanic belts flank, and locally occur within, the batholith.  Jurassic rifting during arc formation is suggested by volcanic- and sediment-filled grabens and half-grabens preserved in the batholith.  Subsequent marine transgression is indicated by overlying Early to Mid Cretaceous mudstone and limestone.  Mineralization within the region is spatially associated with the Zamora Batholith, and includes skarn, porphyry and epithermal mineralization styles.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The Fruta del Norte intermediate-sulphidation epithermal deposit is hosted by Misahuallí Formation andesites and feldspar porphyry intrusions with the top of the system extending into the base of overlying Suárez Formation sediments.  The deposit formed between strands of the Las Peñas Fault Zone, a regionally-important strike-slip fault, oriented north–south, and with a strike extent of at least 80 km, which controlled development of the Suárez pull-apart basin, which in turn controls the deposit location.  Fault strands include the West, East and Central faults.

Gold and silver mineralized zones typically display intense multiphase quartz–sulphide ± carbonate stockwork veining and brecciation over broad widths (100 - 150 m wide in the coherent central and northern parts of the system where the gold grades are highest).  The mineralized envelope extends up to 350 m vertically (but is essentially open at depth) and has a strike length of 1.3 km from north to south.  At depth and to the south, the system becomes increasingly silver-rich relative to gold, with silver:gold ratios climbing to 10.  Higher silver values are also associated with increases in lead and zinc tenor.

The bulk of the gold is microscopic and associated with quartz, carbonates, and sulphides.  Much of the gold is “free milling” but the mineralization is moderately refractory with approximately 40% of the gold locked in sulphides.  Coarse visible gold is common.  Gold fineness is typically lower in the northern segment.

1.7	History and Exploration

Artisan miners have exploited of a number of areas in the Project area using bedrock and alluvial methods.  No commercial production has occurred from the Project area.

Initial exploration on the Project in the period 1986–2005, prior to discovery of the Fruta del Norte deposit, comprised generation of a topographic base map, geological mapping, stream sediment and rock chip sampling, regional and infill soil sampling, geophysical surveying, test pits, adit and trench sampling, and core drilling.  Work was primarily conducted over the Ubewdy (Ubewdy North), Bonza (Las Peñas), Princesa (Jardin del Condor), Rio Negra and Tranca Loma prospects, where anomalous precious and base metal anomalies were defined in areas that displayed features such as quartz veins with pyrite and local silicification and brecciation or clay–silica–pyrite alteration.  Companies involved in this exploration program included Minerales del Ecuador S.A. (Minerosa), Minera Climax del Ecuador (Climax) and Amlatminas S.A. (Amlatminas).

Aurelian Resources Inc. (Aurelian), now a wholly-owned subsidiary of Kinross, initially conducted outcrop examination, gridding, geological mapping, regional geochemical stream sediment sampling, rock chip, channel and grab sampling of outcrop, artisanal workings and trenches, a magnetometer and IP geophysical survey, and core drilling of prospects that either were known previously through Climax’s work before 1999, or were discovered by artisanal miners in the period 1999 to 2002.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

In 2006, re-interpretation of the regional structural setting led to the discovery drill hole at Fruta del Norte.  Between 2006 and 2008, the exploration programs at Fruta del Norte comprised core drilling, geological modelling and genesis studies, metallurgical testwork, initial geotechnical investigation, and, in 2007, a Mineral Resource estimate.

On April 18, 2008, the Ecuadorian Government announced a moratorium on mining and exploration activity, pending development of a new mining code.  Kinross acquired Aurelian in the latter part of the year.  From 2008 to 2009, during the moratorium, Kinross undertook desktop studies to support a pre-feasibility study.  Kinross also submitted core samples from 58 drill holes that had been completed prior to the imposition of the moratorium, but which had not been analyzed or incorporated into the Project database at the time of the 2007 Mineral Resource estimate.

New mining regulations were passed in November 2009, and Kinross operations in Ecuador were permitted to restart.  Subsequently, Kinross undertook infill and metallurgical drilling, additional metallurgical testwork, and engineering studies.

1.8	Exploration Potential

There is good potential for the Project mine life to be extended through successful exploration drilling, discovery of new mineralisation, and conversion of Mineral Resources to Mineral Reserves.  The Project currently has additional Inferred Mineral Resources consisting of 19.6 Mt at a grade of 5.50 g/t Au, 10.7 g/t Ag; this material is excluded from the financial analysis.  These Inferred Mineral Resources will require infill drilling to obtain the necessary geological confidence to upgrade the classification to measured and indicated resources.  Additional studies and engineering work will be required before these Mineral Resources can be converted to Mineral Reserves.

Exploration programs to date have located a number of epithermal and porphyry-style targets and prospects which will be the focus of continued regional exploration.

1.9	Drilling

Drill campaigns completed from 1997 to date Project-wide comprise 359 core drill holes (142,754 m).

A total of 221 drill holes (106,808 m) between 2006 and 2010 were completed in the Fruta del Norte deposit area, of which 205 are used to support Mineral Resource and Mineral Reserve estimation.  Drill spacing varies from about 100 m x 100 m on the periphery of the deposit to approximately 50 m x 25 m spacing in the deposit core.

Core sizes produced varied according to the rig type; the majority of core, however, ranges from HQ (63.5 mm diameter) to NQ (47.6 mm) with lesser HQ3–NQ3 (drilled for geotechnical purposes), NTW (56 mm) and BTW (42 mm) sizes.

Drilling operations at Fruta del Norte involved rig set-ups at inclinations ranging between -45° and -84°, the majority of which were drilled from west to east (azimuth 090°).  The bulk of the drill holes were collared west of the West Fault.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Sample intervals for core drilling are typically a maximum sample length of 2 m in un-mineralized lithologies and a maximum sample length of 1 m in mineralized lithologies.  Geological changes in the core such as major mineralization/alteration intensity and lithology changes were used as sample breaks, as were zones of core loss, and where drill size changed.

1.10	Sample Preparation and Analysis

Sample preparation and analytical laboratories used during the exploration programs on the Project include the Ecuadorian, Bolivian, Chilean, and Canadian branches of independent laboratories Bondar Clegg Laboratories (Bondar Clegg), S Chemex Laboratories (ALS Chemex), and Inspectorate Services (Inspectorate).  SGS Laboratories of Toronto, Canada, acted as the umpire laboratory for the Aurelian programs.

There is no information available for the sample preparation procedures for Climax drill core.  Aurelian and Kinross sample preparation procedures included drying, crushing, splitting and pulverizing of samples.

During the Kinross and Aurelian analytical programs, gold was typically assayed by fire assay methods, with over-limit samples being re-assayed.  A 34 element package (including silver), was analyzed using an inductively coupled plasma–atomic emission spectroscopy (ICP-AES) method.

There is limited information on the Climax QA/QC protocols.  Aurelian and Kinross inserted blanks, duplicates and certified reference materials (CRM) into the sample stream for all core programs.  Where the QA/QC data indicated issues with preparation, or precision, the material was re-run.

Aurelian selected samples from all of the major mineralized intercepts at the Fruta del Norte deposit for check assaying at Inspectorate and SGS.  The correlation between the laboratories is good, with no serious issues identified.

Bulk density data were measured by Aurelian and Kinross staff using the Marcey method, where the sample is dried, weighed, waxed and then weighed in water.  There are sufficient determinations to support Mineral Reserve and Mineral Resource estimation.

1.11	Data Verification

Data verification was performed in support of technical reports submitted by Aurelian in the period 2003–2007.  Work included: independent sampling of mineralization; visitation of outcrop in exploration targets where mineralization was visible on surface; review and logging of drill core; observation of drilling, logging and sampling procedures; review of QA/QC data; review of twined drill holes results; and database checks.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

As part of the pre-feasibility study, additional checks were made.  These included: review of twin and scissor drill holes; quarter-core check sampling; review of silver analytical data generated by ICP in comparison with silver data generated from AAS assays; database validation including verifying database integrity; checking for inconsistencies such as missing entries, crossed from/to intervals and improper coding of lithologies or other descriptive elements; and checks on accuracy of down-hole survey instruments.

Data were considered acceptable to support Mineral Reserve and Mineral Resource estimation, and acceptable for use for mine planning purposes.

1.12	Metallurgical Testwork

A comprehensive set of metallurgical testing programs have been completed, and includes ore characterisation studies, grinding and gravity separation, flotation optimisation, cyanide leaching, cyanide destruction and tailings characterisation studies.  Bench-scale evaluation of four refractory gold processes comprised flotation concentrate biological oxidation, pressure oxidation and roasting, and whole ore pressure oxidation.  Non-refractory mineralization amenability to whole ore carbon-in-leach was also evaluated.

1.13	Mineral Resource Estimate

Mineral Resources were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101.

Indicated and Inferred gold and silver Mineral Resources have an effective date of 31 December 2010, and are summarized in Table 1-1.  Kinross cautions that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 1-1:  Gold and Silver Mineral Resources Summary, Effective 31 December 2010

Classification	Tonnage (kt)	Gold Grade (g/t)	Gold (koz)	Silver Grade (g/t)	Silver (koz)
Measured	—	—	—	—	—
Indicated	3,583	5.50	634	10.7	1,235
Inferred	19,553	5.50	3,460	10.7	6,707

Notes:
1.	Mineral Resources are reported exclusive of Mineral Reserves.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Mineral Resources are reported to a cut-off grade of 3 g/t Au.
4.
Mineral Resources are reported using a gold price of $1,000/oz, and a silver price of $15/oz, life-of mine average gold recovery of 94.8% and an operating cost of $85.51/t.  The planned mining method is transverse open stoping, and all stopes have incorporated appropriate allowances for mining dilution and mining recovery.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

1.14	Mineral Reserve Estimate

Mineral Reserves for the Project incorporate appropriate allowances for mining dilution and mining recovery for the selected mining method. Mineral Reserves have an effective date of 31 December 2010 and are summarized in Table 1-2.

Table 1-2:  Gold and Silver Mineral Reserves Summary, Effective 31 December 2010

Classification	Tonnage (kt)	Au Grade (g/t)	Ag Grade (g/t)	Contained Au (koz)	Contained Ag (koz)
Proven	—	—	—	—	—
Probable	26,117	8.07	10.9	6,775	9,141
Total	26,117	8.07	10.9	6,775	9,141

Notes to Accompany Mineral Reserves Table:
1.	Mineral Reserves are reported exclusive of Mineral Resources
2.	Mineral Reserves are reported to a cut-off grade of 3.3 g/t Au.
3.
Mineral Reserves are reported using a gold price of $900/oz, and a silver price of $14/oz; life-of mine average gold recovery of 94.8% and an operating cost of $85.51/t.  The planned mining method is transverse open stoping, and all stopes have incorporated appropriate allowances for mining dilution and mining recovery.

1.15	Projected Mine Plan

Transverse open blast-hole stoping with backfill (cemented rock fill and cemented paste tailings fill) has been selected for mining the Fruta Del Norte deposit.  This will enable the nearly full extraction of the targeted Mineral Reserves, while preserving the integrity of the crown pillar separating the deposit from the Machinaza River.  The mine plan is based on a decline access with a load–haul–dump to truck haulage system.  The primary crusher and main maintenance facility will be located on surface.

The mine will be accessed via a 1,310 m long north production decline and a 1,580 m long south exploration decline; at the point where the two intersect, a 1,968 m long mine ramp will commence.  Level accesses will be driven off the ramp to join with sublevel drifts spaced 25 m vertically.  In total, the mine will have 12 sub-levels starting at 1320 Level down to 990 Level.  In general, the sub-level drifts and the ramp will be located west of the West Fault, a major geological structure.

Underground mine infrastructure and services distribution are located in cut-outs either along the level accesses or the sublevel drifts and are distributed throughout the mine.

The mine ventilation system will consist of fresh air raises (FAR), return air raises (RAR), both declines and the mine ramp.  A dedicated escape-way is centrally located near the level accesses and will contain a ladder-way and landing platforms.  The escape-way, and either the north production decline or south exploration decline, serves as the secondary egress route for the mine.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

There are a number of major infrastructure items, such as refuges, storage, maintenance facilities, power substations, and dewatering sumps and pumping facilities, located throughout the mine.  Levels that contain major infrastructure items are the 1260 Level, 1155 Level, and 1050 Level.

The cemented paste tailings backfill system will include a series of boreholes from surface to the paste backfill transfer drift located about halfway down the decline at the north production 1350 Level.

1.16	Process Design

The capacity of the process plant for Phase 1 was designed at 2,500 t/d through a WOCIL process circuit to support the underground mine plan for non-refractory ore.  The capacity of the process plant for Phase 2 will be doubled to 5,000 t/d, and the WOPOX circuit will be brought on line at that time to process primarily refractory ore.

During Phase 1 of ore processing, the process plant will use a combination of conventional milling and carbon-in-leach (CIL) to extract gold and silver from run-of-mine (ROM) ore.  The process plant is designed to operate at 2,500 t/d with 90% availability.  Annual tonnage treated at design capacity will typically be 912,500 t.  The average gold and silver recoveries for Phase 1 are projected at 82.4% and 69.8%, respectively.

The Phase 1 flow sheet will include a jaw crusher and a semi-autogenous grinding (SAG) mill, ball mill and pebble crusher (SABC) circuit for crushing and grinding.  Conventional WOCIL, with a carbon stripping and refining circuit will be used to recover the gold and silver.  The leach residue from the WOCIL process will be treated in a SO2/air cyanide destruction circuit.  The cyanide destruction product will be thickened and report directly to the tailings storage facility (TSF).  A cemented rock-fill plant will be used for mine back-filling during Phase 1 operations.

In Phase 2 of plant operations, a pressure oxidation (POX) circuit will be introduced to oxidise the sulphide component of the ore and liberate the gold-bearing minerals locked-up in sulphide. The throughput of the plant will also be ramped-up from 2,500 t/d to 5,000 t/d at the onset of Phase 2.  In addition to the construction of the WOPOX circuit and its utilities, a second ball mill will need to be added to the grinding circuit in order to accommodate the increased throughput.  Hot neutralisation and slurry cooling areas will also need to be added downstream of the WOPOX circuit in order to attain the necessary temperature and pH for WOCIL.  A cemented paste tailings backfill plant will be added.  Gold and silver recoveries are expected to improve significantly in Phase 2 to 94.4% and 73.8%, respectively.

1.17	Estimated Capital Costs

The initial capital cost for Phase 1 is estimated to be US$ 707 million and the expansion capital cost to implement Phase 2 after an 18 month deferral is estimated to be US$ 413 million.  The total sustaining cost over the life of the mine is projected to be US$ 170 million.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

1.18	Estimated Operating Costs

Operating costs exclude royalties, precious metal transportation and refining charges.  The average total operating cost for Phase 1 is US$ 99.15/t of ore processed, and is US$ 74.91/t of ore processed for Phase 2.

The average mining and processing costs were estimated to be US$51.69/t and US$30.50/t of ore milled for Phase 1, respectively.  The average mining and processing costs for Phase 2 were estimated to be US$29.79/t and US$37.15/t of ore milled, respectively.  Other operating costs, including the mine site service labour costs, were estimated to be US$2.61/t of ore processed in Phase 1 and US$1.00/t of ore processed in Phase 2.  The G&A costs were estimated to be US$14.35/t ore in Phase 1 and US$6.97/t in Phase 2.

1.19	Financial Analysis to Support Estimation of Mineral Reserves

The results of the economic analysis represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

To ensure that the Project demonstrated economic viability sufficient to support Mineral Reserve declaration, a financial analysis was undertaken that incorporated Mineral Reserves only, the projected operating and capital costs, taxes, royalties and financing costs.

The pre-feasibility study evaluated the Fruta Del Norte as an underground gold mine with a 2,500 t/d process plant, which expands to 5,000 t/d after the first 18 months of operation; in a total mine life of 16 years.  Production is anticipated to start in 2014 and the average expected annual production is 411,000 ounces of equivalent gold per year at a cash cost of $366/oz Au equivalent.  Total life of mine production is expected to be 6.3 Moz of gold and 6.8 Moz of silver.  Mineral Reserves of 26.1 Mt at a grade of 8.07 g/t Au and 10.9 g/t Ag were used in the economic evaluation.

Using these assumptions, the Project has a positive net cash flow and an acceptable internal rate of return (Tables 1-3 to 1-5).  The payback period of the initial capital cost is within 6.8 years at gold and silver prices of $900/oz Au and $14/oz Ag, respectively.

This financial analysis supports declaration of Mineral Reserves and indicates that the Project should progress to more detailed evaluation under a feasibility study.

Sensitivity analyses were performed on net cash flow, internal rate of return, gold price, operating costs and capital costs.  The Project is most sensitive to changes in metal price followed in turn by operating costs and capital costs.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Kinross notes that a modest increase in metal prices has a significant impact on the Project’s projected financial results.  The long-term view of metal prices will drive the Project’s projected financial results and thus the overall view of the Project’s value.

Table 1-3: Net Discounted (5%) Post-Tax Cash Flow (US$ millions) Summary

Au	$800/oz	$900/oz	$1,000/oz	$1,100/oz	$1,200/oz	$1,300/oz	$1,400/oz
Ag	$12.5/oz	$14/oz	$15.5/oz	$17/oz	$18.5/oz	$20/oz	$21.5/oz
Base Case	251	479	693	905	1,118	1,331	1,543
Capex +25%	15	245	458	671	884	1,097	1,310
Opex +25%	57	287	513	727	939	1,152	1,364

Table 1-4: Net Undiscounted Post-Tax Cash Flow (US$ millions) Summary

Au	$800/oz	$900/oz	$1,000/oz	$1,100/oz	$1,200/oz	$1,300/oz	$1,400/oz
Ag	$12.5/oz	$14/oz	$15.5/oz	$17/oz	$18.5/oz	$20/oz	$21.5/oz
Base Case	978	1,378	1,755	2,132	2,510	2,887	3,264
Capex +25%	664	1,065	1,442	1,819	2,197	2,574	2,951
Opex +25%	643	1046	1,443	1,819	2,196	2,573	2,950

Table 1-5: After Tax Internal Rate of Return (%) Summary

Au	$800/oz	$900/oz	$1,000/oz	$1,100/oz	$1,200/oz	$1,300/oz	$1,400/oz
Ag	$12.5/oz	$14/oz	$15.5/oz	$17/oz	$18.5/oz	$20/oz	$21.5/oz
Base Case	8.5%	11.3%	13.8%	16.1%	18.2%	20.2%	22.2%
Capex +25%	5.2%	7.8%	10.0%	12.1%	14.0%	15.9%	17.6%
Opex +25%	5.8%	8.9%	11.7%	14.1%	16.3%	18.4%	20.4%

1.20	Risks and Opportunities

The results of the economic analysis to support Mineral Reserves represents forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.  Areas of uncertainty that may materially impact Mineral Reserve estimation include:

●	The financial analysis used to support declaration of Mineral Reserves used the base 5% royalty. Until an exploitation contract is in place it is unknown what the actual royalty will be;

●
The tax legislation requires payment of a windfall profits tax by companies that are producing non-renewable natural resources.  A corporate tax rate of 70% will apply to profits above a trigger price.  The trigger price is negotiated in the exploitation contract or established by the President of the Republic in case the parties do not reach an agreement in the contract. If the President defines the trigger price, it cannot be below the spot price at the time of signing of the contract. The metal sales prices used in this study and sensitivity analysis are assumed to be below the windfall profits trigger price;

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●
The current mining business context in Ecuador is complex and continues to evolve.  The major components of the statutory and regulatory framework governing the mining industry are new—the Constitution was approved in September, 2008, the mining law came into effect on January 29, 2009 and the regulations to the mining law were published on November 16, 2009—and consequently there are few precedents and only limited experience with their administration and application. In addition there is pending legislation such as the new water law, the law on public consultation and amendments to the customs law that are expected to be adopted in 2011 that could have an impact on the mining industry in Ecuador.

There is good potential for the Project mine life to be extended beyond 16 years through successful exploration drilling, discovery of new mineralisation, and conversion of Mineral Resources to Mineral Reserves.  The Project currently has additional Inferred Mineral Resources consisting of 19.6 Mt at a grade of 5.5 g/t Au; this material is excluded from the financial analysis.  These Inferred Mineral Resources will require infill drilling to obtain the necessary geological confidence to upgrade the classification to Measured and Indicated Mineral Resources.  Additional studies and engineering work will be required before any of these Mineral Resources can be converted to Mineral Reserves.

1.21	Recommendations

Technical and economic analyses presented in the pre-feasibility study support the Fruta del Norte Mineral Reserve estimates.  It is recommended that the company proceeds with a full feasibility study to incorporate additional drilling, laboratory and engineering information.  It is also recommended that Kinross proceed with driving an exploration decline to facilitate increasing the Measured and Indicated Mineral Resource at Fruta del Norte, and this will also serve to hasten overall project development should the company decide to proceed with environmental permitting and mine development.

The feasibility study is estimated to take approximately nine months with direct costs of approximately $10 million, which includes designs for both Phase 1 and Phase 2.  Additional geological, geotechnical, hydro-geological and metallurgical data will be procured to support the feasibility-level study.  The program also incorporates a metallurgical pilot plant that will support design of the crushing, milling, carbon-in-leach, and pressure oxidation circuits.

The exploration decline and ancillary support infrastructure is estimated to take approximately 1.5 years at a cost of approximately $17 million.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

2.0	INTRODUCTION

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned Fruta del Norte epithermal gold–silver deposit, which is part of the Cordillera del Condor Project (the Project), primarily located in Zamora–Chinchipe Province, Ecuador, South America.

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators.  The Technical Report has an effective date of December 31, 2010, the date of the Mineral Resource and Mineral Reserve estimates.  Results of a pre-feasibility study completed by Hatch Ltd. in February 2011 are incorporated in the Technical Report.

All measurement units used in this Technical Report are metric, and currency is expressed in US dollars unless stated otherwise.  Ecuador uses the United States dollar as its currency.

Information used to support the study has been derived from the reports and documents listed in the References section of this Technical Report.

Where we say “we”, “us”, “our” or “Kinross” in this Technical Report, we mean Kinross Gold Corporation.

2.1	Qualified Persons

Robert Henderson, P. Eng. and Senior Vice President, Technical Services for Kinross serves as the qualified person for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1.  Mr. Henderson participated in the pre-feasibility study and has visited the Project site on numerous occasions, most recently in October 2009.

During the site visits, Mr. Henderson inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and viewed potential locations of major infrastructure.

2.2	Information Sources

Information used to support this Technical Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section of this Technical Report.

The Technical Report is also based on the pre-feasibility study report completed by the Fruta Del Norte project team and the author would like to acknowledge the following individuals or groups:

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●	John Meyer (pre-feasibility study project manager);

●	Eduardo Flores (Ecuador Regional Vice President);

●	Marcelo Hernandez (work-force planning);

●	Barry Gilles (geology);

●	John Sims (Mineral Resource estimation);

●	Douglas Moore and Mine Advantage Inc. (mine planning and mine engineering);

●	John Rajala (metallurgy and ore processing);

●	Rodrigo Borja (legal);

●	Edward Kelleher (safety, environmental and permitting);

●	Diego Bravo (financial and tax);

●	Dominic Channer (government and community relations);

●	Klohn Crippen Berger Ltd. (tailings and civil geotechnical);

●	ITASCA Ltd. (mine geotechnical and hydro-geology);

●	Hatch Ltd (pre-feasibility study lead consultant).

2.3	Effective Dates

Several effective dates (cut-off dates for the information prepared) are appropriate for information included in this Technical Report.  The effective date for the Mineral Resources and Mineral Reserves was December 31 2010.  This date is used as the Technical Report effective date.

In February 2011, a pre-feasibility study was completed on the Project, and results were incorporated into the Technical Report.

There were no other material changes to the information on the Project between the effective date and the signature date of the Technical Report.

2.4	Previous Technical Reports

Kinross has previously filed Technical Reports for the Project as follows:

Henderson, R., 2009:  Fruta del Norte Project, Ecuador, NI 43-101 Technical Report:  unpublished technical report prepared for Kinross Gold Corporation, effective date 31 December 2009;

Hennessey, T., Puritch, E., Gowans, R., and Leary, S., 2008:  A Mineral Resource Estimate for the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., readdressed to Kinross Gold Corporation, effective date 15 November 2007, amended 21 October 2008.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Aurelian Resources Inc., prior to the merger with Kinross, had also filed the following Technical Reports on the Project:

Hennessey, T., Puritch, E., Gowans, R., and Leary, S., 2008:  A Mineral Resource Estimate for the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., effective date 15 November 2007;

Hennessey, B.T. and Stewart, P.W., 2007: A Review of the Geology of, and Exploration and Quality Control Protocols Used at the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., dated December 2006, effective date 9 January 2007;

Hennessey, B.T. and Puritch, E., 2005:  A Mineral Resource Estimate for the Bonza-Las Peñas Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., effective date 13 January 2005;

Mullens, P., 2003:  Geological Report on Exploration at the Cordillera del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared for Aurelian Resources Inc., effective date 16 December 2003.

Stewart, P. W., 2003:  Geological Report on Exploration at the Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared for Aurelian Resources Inc., effective date 16 April 2003.

2.5	Technical Report Sections and Required Items under NI 43-101

Kinross has followed Instruction 6 of the Form 43–101 Technical Report in compilation of this Technical Report.  Instruction 6 notes:

“The technical report for development properties and production properties may summarize the information required in the items of this Form, except for Item 25, provided that the summary includes the material information necessary to understand the project at its current stage of development or production.”

Table 2-2 relates the sections as shown in the contents page of this Technical Report to the Prescribed Items Contents Page of NI 43-101.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 2-1:  Contents Page Headings in Relation to NI 43-101 Prescribed Items

NI 43-101 Item Number	NI 43-101 Heading	Technical Report Section Number	Technical Report Section Heading
Item 1	Title Page		Cover page of Technical Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties
Item 26	Illustrations		Incorporated in Technical Report under appropriate section number

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

3.0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Technical Report as expert opinion was sourced from Kinross experts in the appropriate field as required.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Cordillera del Condor Project, which incorporates the Fruta del Norte deposit, is primarily located in the Cordillera del Condor region of Zamora–Chinchipe province, south-eastern Ecuador (Figure 4-1).  Some concessions extend into the adjacent province of Morona–Santiago.

The major Ecuadorian city of Loja is situated about 80 km east–northeast of the Project.  The closest community to the deposit is the village of San Antonio.

The La Zarza concession, which hosts the Fruta del Norte deposit, is situated between 9575900N to 9585000N and 781000E to 773000E of UTM zone 17S (PSAD 1956 datum).

Figure 4-1 presents a location map for the Project.  The plan shows the location of the Fruta del Norte deposit and exploration prospects in relation to the Project concession boundaries.  No significant infrastructure currently exists within the Project boundaries (see Section 5.3).

4.2	Tenure History

Aurelian Resources Corporation Ltd., a private company, acquired a land package subsequently called the “Cordillera del Condor” Project, in southern Ecuador that was subsequently vended into Aurelian Resources Inc., a TSX-Venture listed company in 2003.  Kinross acquired 100% of Aurelian via takeover during 2008, and Aurelian was delisted from the Toronto Exchange in October 2008.

The La Zarza concession was optioned by Minera Climax del Ecuador (Climax), a subsidiary of Climax Mining Ltd. of Australia from Amlatminas S.A. (Amlatminas) in 1997.  The option was terminated in 1998, and the concession reverted to Amlatminas.  Aurelian purchased the concession from Amlatminas in 2002, and it is now, through the 2008 takeover of Aurelian, held 100% by Kinross.

A Mining Mandate, which was passed by the Constitutional Assembly on 18 April, 2008 halted all major-company activity in Ecuador.  New mining regulations were passed in November 2009, and Kinross operations in Ecuador were permitted to restart.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 4-1: Project Location and Tenure Map

740000
760000
780000
800000
9600000
9580000
9560000
9540000
9520000
VICTORIANA
ALBERTO
LAS ORQUIDEAS
El Pangui
MARACUYA
CABALLERO
COLIBRI 1
CHIRIMOYA
ECUADOR
REINA ISABEL
CABALLERO 1
SACHAVACA
PITAJAYA
Los Encuentros
COLIBRI
FDN
DUQUESA
CUY
LA ZARZA
Refugio de Vida Silvestre El Zarza
SOBERANA
DUQUE
Yantzaza
MARQUES
MARQUESA
BARON
PRINCESA
Zumbi
CACIQUE
RDY
EMPERADOR 1
BARONESA
REINA
EMPERADORA
PRINCIPE
SOBERANO
GUACAMAYO
CACIQUE 1
VIZCONDE
PERÚ
VIZCONDE 1
MAICU 1
MAICU 6
Legend
MAICU 2
Towns
MAICU 4
MAICU 3
Roads
International Border
MAICU 5
Mining Concessions Archived
Mining Concessions in Good Standing

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

4.3	Property and Title in Ecuador

4.3.1	Mineral Tenure

The Ecuadorian Mining Law promulgated during 2009 has the following key parameters:

●	The term of a concession is 25 years;

●	Three phases prior to exploitation: initial exploration (four years), advanced exploration (four years), and economic evaluation (two years with potential to extend for an additional two years);

●
Once the initial exploration has been completed, and prior to initiating an advanced exploration phase, the Mining Law provides for a mandatory relinquishment of a part of the total area of the concession.

The concessionaire has the option to request a change of stage at any moment. However, it would not be possible to maintain a mining concession without entering into the exploitation stage twelve years after the first grant of the concession title.

The Government remains the owner of the land of the concession; the concessionaire is simply granted authorization to carry out mining activities within the concession.  The concession may be transferred, subject to prior approval by the Mining Ministry.

Certain obligations must be met by the concessionaire; non-compliance can lead to cancellation of the concession.  These can include:

●	Non-payment of prescribed patent fees, royalties, or other levies and taxes;

●
Non-filing of the required annual report detailing exploration activity or non-filing of the required report on annual production.  Production reports are required on or before January 15 and July 15 each year; exploration report are required by 31 March.  Misrepresentation of work completed, or fraudulent information contained in these annual reports can also cause concession cancellation;

●	Misrepresentation of benchmark concession development stages;

●	Commencement of mining activities prior to grant of the appropriate extraction permits;

●	Cases where severe environmental damage has occurred or damage to Ecuadorian cultural heritage is irreparable or where human rights have been violated.

A concessionaire who loses a mining concession due to a breach of one or more legal or contractual obligations, cannot have a concession in the same area (whether in whole or in part) for a period of three years, taken from the expiry date of the concession.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Prior to entering an exploitation phase, the status of an existing granted mining concession must be replaced by either a Mining Exploitation Contract or a Mining Services Contract.  Neither of these contracts existed in prior mining legislation.  The Mining Exploitation contract is a broadly defined contract, intended to cover technical, economic, environmental and social aspects, as well as performance standards.  A model contract for guidance for mining companies is still to be developed.

Royalties paid by mining concession holders will be established on the basis of a percentage of not less of 5% of the sales of the principal and secondary minerals, payable in March and September each year.  The Mining Regulations (RLM, published in the Supplement to the Official Gazette No. 67), indicated that royalties will be calculated on the basis of the net income, determined by deducting expenses from gross income, as established by the Mining Ministry through the relevant guidelines.  This will apply solely to expenses incurred during the refining and transportation processes.

In the event extraordinary income has been generated based on incremental prices on the sale of mining products, a tax equivalent to a 70% tariff has been established, to be calculated according to the assessable base constituting the difference between the sales price and the base price stipulated in the contract, multiplied by the number of units sold.

As well as the Mining Ministry and the Mining Regulatory and Control Agency, there are a number of different public entities that may participate in the execution of mining activities.  Depending upon what activities a mining company wishes to carry out, the approval from one or more of the different entities may be required.

4.3.2	Surface Rights

An Ecuadorian mining concession is a property-related right; distinct and independent from the ownership of land on which it is located, even when both belong to the same person.  Surface rights must be obtained to support mining project development.

4.3.3	Water Rights

The use of water sources must be authorized by the National Water Secretary’s Office (Senagua) and any water which is used must be returned to its source in compliance with specialized environmental and water regulations.  The existing water law and regulations do not restrict mining companies from applying for as much water as is necessary.  Senagua can determine, by internal (technical experts) and external (limited public participation) means, whether or not the water requests are warranted.

The Ecuadorian Government is currently drafting a new Organic Water Law, which is expected to come into force in 2011/2012, together with associated regulations to assist in the interpretation of the law.  They will establish the requirements to be met by mining companies in order to obtain water rights.  Until the new water law and associated regulations are passed, the future permitting process is unclear.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

4.3.4	Environmental

Environmental licensing is the basis of overall project permitting in Ecuador.  Without an environmental license, other key permits, including water authorisations and wood use permits, cannot be obtained. The process for obtaining an environmental license for a mining project in Ecuador is new, and relatively untested.  Every phase of mining activity requires environmental licensing.  Mining activities must be carried out after the issuance of an environmental license by the Ministry of the Environment (MOE).

Environmental licensing of a mining project can only be carried out through the successful completion and presentation to the MOE of a project socio-environmental impact study (EIS).  The EIS must be prepared and executed based on terms of reference (ToR) issued and approved by the MOE.  Based on this process, an environmental license for a mining project could, in theory and barring public rejection of the project by the consulted stakeholders during the project socialisation process, be issued by the MOE within 120 working days (approximately six months) of the project proponent officially initiating the licensing process.

An EIS may only be completed by consultants that have been qualified and registered in the MOE registry of consultants.  Consultants wishing to carry out an EIS must be invited to participate in a bidding process that is managed by the MOE.  The MOE, though an Evaluation and Selection Committee, will pre-select three consultants that participated in the bidding process.  The Evaluation and Selection Committee will consist of two members of the Environment and Quality branch of the MOE (designated by the sub-Secretary of the MOE), and one representative from the project proponent, who will only have speaking, but not voting rights during the consultant bidding and pre-selection process.  The project proponent is given the opportunity to select the consultant that will ultimately carry out the EIS from a short-list of pre-qualified consultants.

4.3.5	Stakeholder Consultation

The project proponent must submit to the MOE a report on the Social Participation Process that was carried out as part of the EIS review process. The public participation process can be summarized as follows:

●
The MOE appoints a facilitator to execute the social participation process on behalf of the MOE, coordinate and observe the public participation process associated with the respective EIS, and prepare the social participation process report;

●	The facilitator typically verifies the stakeholder map for the project area of influence provided by the project proponent.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Once the key stakeholders have been identified, and the MOE has vetted the Facilitator’s interpretation of the field social conditions, the process of public participation can commence.  This is accomplished by convening the communities and key stakeholders to the public participation events; the convocation to these events is carried out through ads in newspapers and/or the Internet, personalized invitations, and/or message boards placed in local government offices;

Upon completion of the public participation process the Facilitator must prepare a report summarizing the process and identifying gaps or issue of concern (if any) and/or successes. The report is presented to the MOE for review and approval.

The overall public participation process associated with an EIS requires approximately 85 working days.

4.3.6	Ecuadorian Royalties

The 2009 Ecuadorian mining law stipulates a 5% minimum sales royalty on production from mining operations.  Royalty payments are due in March and September of each year.  Royalties are calculated on the basis of net revenue, determined by deducting refining and transportation expenses from gross income, as established by guidelines administered by the Non Renewable Natural Resources Ministry.  The net revenue is calculated as:

●	Net revenue = sales – refining charges – transportation charges

General provisions envisaged in the Mining Regulations and Art. 93 of the Mining Law stipulate that the State shall participate in the benefits derived from the extraction/production of these resources in an amount equivalent to no less than those obtained by the concessionaire extracting the same.  Additionally, the Mining Regulations provide that the Mining Regulatory and Control Agency must perform an audit in order to determine whether or not a difference exists, which the mining concessionaire must pay to the State.

4.4	Mineral Tenure

The Condor project consists of 39 mining concessions, which cover approximately 95,000 hectares located in south-eastern Ecuador, largely in the province of Zamora–Chinchipe, with some in Morona–Santiago.  The majority of the concessions form a large contiguous block that extends from the Rio Nangaritza eastward to the international border with Peru (refer to Figure 4-1).

Concessions are registered in the name of Aurelian Ecuador S.A., a wholly-owned subsidiary of Kinross.  Table 4-1 summarizes the existing concession details.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

All of the current concession titles were replaced in accordance with the Sixth Transitional Provision of the new Mining Regulations.  The substitution of mining concession titles is an administrative process.  It should be understood that all concession titles are in the initial exploration phase, except for La Zarza which is in advanced exploration, although following the completion of the substitution process, the concessionaire may apply to change the phase to one of advanced exploration, economic evaluation of the project or exploitation, in accordance with the terms of the Mining Law and the General Mining Regulations.  The term of the new concession title is equal to the number of years remaining as from the date the new concession is granted to the expiry date of the old concession title.

The appropriate patent fees have been paid, and the concessions are in good standing.

4.5	Royalties

A 1% net revenue royalty is payable on production from the La Zarza concession to a third party.

The minimum royalty payable to the Ecuadorian Government will be a 5% net revenue royalty payable on production of both primary and secondary minerals.

4.6	Surface Rights

Kinross has commenced the process of acquiring sufficient surface rights to support Project development and access.  At the Technical Report effective date, 42 public deeds in the form of Option Agreements and Sales Contracts have been signed (25 sales contacts, 16 option agreements and one Transfer of Possessory Title) which cover 80% of the overall number of plots to be acquired.  The remaining 20% of the land required for project development is under legal agreement subject to final government and land occupant approvals.

A third party audit of the Fruta del Norte land acquisition program was completed by rePlan Inc. in November 2009.  The primary conclusions from the audit were:

●	The prices paid to date for the properties are fair and exceed the market rates for the land. The price paid also has recognition for land improvement and facilities;

●	The land acquisition is compliant with or exceeds International Finance Corporation (IFC) standard PS 5.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 4-1: Mineral Tenure Summary Table

Concession Code	Concession Name	Original Applicant	Claim Filing Date	Date Concession Granted	Title Registration Date	Owner	Transfer Date	Province	Hectares	Expiry
2121	LA ZARZA	Aurelian	13.01.2003	05.02.2004	09.02.2004	Aurelian	N/A	Zamora	3,087.00	03.10.2031
500588	EMPERADOR 1	Keith M. Barron	31.05.2002	24.06.2002	24.06.2002	Aurelian	10.10.2002	Zamora	681.60	05.16.2031
500590	EMPERADORA	Amlatminas S.A./ Keith M. Barron	06.06.2001	12.09.2001	03.10.2001	Aurelian	10.10.2002	Zamora	236.39	05.16.2031
500688	SOBERANA	Keith M. Barron	12.07.2002	20.08.2002	22.08.2002	Aurelian	10.10.2002	Zamora	4,900.00	05.27.2032
500689	MARQUES	Keith M. Barron	10.05.2001	16.05.2001	16.05.2001	Aurelian	10.10.2002	Zamora	4,900.00	06.06.2032
500690	SOBERANO	Keith M. Barron	20.04.2001	16.05.2001	16.05.2001	Aurelian	10.10.2002	Zamora	4,650.00	06.06.2032
500691	REY	Keith M. Barron	25.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	16.57	05.27.2032
500692	CABALLERO	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	396.24	06.06.2032
500693	MARQUESA	Aurelian	21.04.2003	11.06.2003	25.06.2003	Aurelian	N/A	Zamora	3.909,70	06.06.2032
500696	BARON	Aurelian	11.10.2002	29.10.2002	30.10.2002	Aurelian	N/A	Zamora	4,850.00	05.27.2032
500697	BARONESA	Aurelian	11.10.2002	29.10.2002	29.10.2002	Aurelian	N/A	Zamora	3,000.00	05.27.2032
500699	PRINCESA	Aurelian	04.12.2003	03.02.2004	06.02.2004	Aurelian	N/A	Zamora	4,707.02	06.06.2032
500700	DUQUE	Keith M. Barron	01.03.2002	20.05.2002	06.06.2002	Aurelian	11.10.2002	Zamora	3,748.94	06.06.2032
500701	PRINCIPE	Keith M. Barron	01.03.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	1,320.00	06.06.2032
500702	DUQUESA	Keith M. Barron	10.04.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	2,319.32	05.27.2032
500703	VIZCONDE	Keith M. Barron	21.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	2,588.33	06.06.2032
500704	REINA	Keith M. Barron	25.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	4,692.05	06.06.2032
500706	CACIQUE 1	Keith M. Barron	25.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	150.00	06.06.2032
500707	CACIQUE	Keith M. Barron	18.04.2002	24.06.2002	25.06.2002	Aurelian	10.10.2002	Zamora	800,00	06.06.2032
500717	REINA ISABEL	Aurelian	13.01.2003	05.02.2004	09.02.2004	Aurelian	N/A	Zamora	50.00	06.06.2032
500718	VIZCONDE 1	Aurelian	27.01.2003	05.02.2004	09.02.2004	Aurelian	N/A	Zamora	300.00	06.06.2032
500719	CABALLERO 1	Aurelian	14.04.2003	05.02.2004	09.02.2004	Aurelian	N/A	Zamora	459.00	06.06.2032
500727	ALBERTO	Aurelian	10.04.2003	05.02.2004	09.02.2004	Aurelian	N/A	Zamora	3,799.86	06.25.2032
500728	VICTORIANA	Aurelian	22.08.2003	09.10.2003	05.11.2003	Aurelian	N/A	Zamora	4,470.00	06.25.2032
500734	ORQUIDEAS	Aurelian	05.12.2003	03.02.2004	06.02.2004	Aurelian	N/A	Zamora	4,898.00	06.24.2032

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Concession Code	Concession Name	Original Applicant	Claim Filing Date	Date Concession Granted	Title Registration Date	Owner	Transfer Date	Province	Hectares	Expiry
500755	SACHAVACA	Keith M. Barron	21.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	4,000.00	08.21.2032
500756	GUACAMAYO	Keith M. Barron	21.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	3,290.15	08.22.2032
500764	COLIBRI 1	Aurelian	04.12.2003	05.02.2004	06.02.2004	Aurelian	N/A	Zamora	2,415.00	10.30.2032
500765	COLIBRI	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	1,775.28	10.29.2032
500799	MAICU 1	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	843.84	09.02.2034
500800	MAICU 2	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	3,236.34	09.02.2034
500810	MAICU 3	Keith M. Barron	10.04.2002	20.05.2002	06.06.2002	Aurelian	10.10.2002	Zamora	974.00	09.02.2034
500823	MAICU 5	Keith M. Barron	21.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	2,724.00	09.02.2034
500826	MAICU 4	Keith M. Barron	12.07.2002	20.08.2002	21.08.2002	Aurelian	10.10.2002	Zamora	83.00	09.02.2034
500828	CUY	Keith M. Barron	21.02.2002	29.04.2002	27.05.2002	Aurelian	10.10.2002	Zamora	4,787.00	06.25.2033
500846	MAICU 6	Keith M. Barron	21.02.2002	20.05.2002	06.06.2002	Aurelian	12.10.2002	Zamora	1,596.00	05.11.2033
500856	CHIRIMOYA	Keith M. Barron	18.04.2002	24.06.2002	25.06.2002	Aurelian	10.10.2002	Zamora	1,040.00	06.02.2034
500857	PITAJAYA	Keith M. Barron	25.02.2002	20.05.2002	06.06.2002	Aurelian	11.10.2002	Zamora	3,158.00	06.02.2034
500860	MARACUYA	Keith M. Barron	10.04.2002	20.05.2002	06.06.2002	Aurelian	11.10.2002	Zamora	300.00	06.02.2034

Note:  On 28 January 2009, the Zamora Regional Bureau of Mining (Diremiz) issued a resolution suspending the Cuy, Maracuya, Pitajaya and Chirimoya concessions under the Mining Mandate.  An appeal was filed by the company on 24 September, 2009 and no resolution has been announced as at the Technical Report effective date.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

4.7	Water Rights

The Loja branch of the National Water Secretary’s Office granted Kinross the right to use water in an unnamed ravine located in the La Zarza sector, in the parish of Los Encuentros, Yantzaza canton, province of Zamora Chinchipe, for industrial use at a volume of flow of 1.40 L/s for advanced exploration mining activities.  The right, granted August 2010, is for a 48-month period.

Kinross was also granted the right to use water in the unnamed ravines No. 1 and No. 2, located in La Zarza sector, overlying the Fruta del Norte ore body at a flow of 8.7 L/s for advanced exploration (drilling) for 12 months.  The company submitted a request to renew this water permit for forty-eight months in January 2011.  Kinross expects to receive the renewed water permit to withdraw 8.7 L/sec by May 2011.

4.8	Permits

A list of the permits that will be required for Project development will be prepared as part of feasibility-level studies.  In addition to environmental permits (see Section 4.9), mining operations are likely to require additional permitting and approvals.  Key permits include:

●
Water rights:  required to permit use of groundwater.  Water rights can only be granted once an environmental impact study (EIS) has been completed and approved.  Water concessions are awarded by Senagua.  The current water permitting process requires that the project proponent present a technical proposal to Senagua justifying the water capture points and water withdrawal quantities;

●
Archaeological clearance:  allows the project proponent to carry out excavations in areas that have previously been prospected by qualified archaeologists and the prospecting work has been approved by the National Institute of Patrimony and Archaeology.  Proof of an archaeological clearance is required prior to EIS submission;

●
Wood felling permit: process is initiated by the project proponent submitting a study on the type and quantity of wood to be felled as a result of the project.  The study must be carried out by a qualified forestry engineer.  Permit will be granted after an environmental licence has been approved;

●
Power generation permit:  projects that generate energy must obtain a permit from the competent authority, which as of the issuance of this report is Consejo Nacional de Electricidad (Conelec).  It is understood that by March 2011, Conelec will merge with the Ministry of the Environment, which will then be the agency responsible for licensing power generation permits.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

4.9	Environmental

4.9.1	Current Status

Project development activities to date have been performed under the appropriate permits and regulations.  Current environmental liabilities are restricted to the exploration camp, and to grids, roads, and drill pads established to support exploration activity.

4.9.2	Advanced Exploration Activities

Kinross obtained Environmental License 269 for the advanced exploration activities being carried out on the La Zarza concession.  Kinross was the first mining company in Ecuador to obtain an environmental license under the new legislative regime.  Environmental License 269 permits us to carry out surface and underground drilling activities on the La Zarza mining concession.  In addition to advanced exploration activities, the license allows the company to upgrade existing infrastructure at the Las Peñas exploration camp, including bridges, buildings and roads.

In January 2011, Evironmental License 269 was updated after completion and approval of an updated EIS. This update allows Kinross to develop an exploration decline on the La Zarza concession.

In December 2010, the company received Environmental License 508 for Initial Exploration activities to be carried out on the Colibri concession, where most of the mine and plant surface infrastructure will be located. In December 2010, the company successfully completed the public participation process associated with the environmental impact study for Advanced Exploration activities on this concession.  Kinross expects to license advanced exploration activities, including condemnation drilling and construction of an exploration road, in early 2011.

4.9.3	Project Development

The proposed Fruta del Norte Project is a single integrated project that includes the mine and processing facilities, but must be permitted under separated EISs for “Exploitation” (the mine) and “Benefit” (the processing facilities).

The proposed mining operation will be constructed on the Colibri and La Zarza concessions. A project can be developed on two or more mining concessions, subject to certain conditions. The current mining legislation requires that separate EISs are developed and approved for the mine and the process plant. A report on the social participation process that was carried out as part of the overall EIS review process must also be submitted with the EIS.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Article 102 of the Mining Law, states that easements (e.g., road easements) may be constructed over “adjacent mining concessions,” which suggests that this type of infrastructure could be constructed on concessions belonging to concessionaires other than the project proponent’s.

The MOE will reject an EIS if:

●	The content of the EIS does not correlate with the ToR approved by the MOE;

●	If the information included in the EIS is not technically verifiable, and/or;

●	If the information in the EIS is false.

If substantial change to the project design is carried out after licensing has been granted, the project proponent needs to consult with the MOE to determine whether the changes warrant updating the original EIS environmental management plan or if a new EIS must be developed and approved.  A substantial project modification results in:

●	Changes or increases in the proposed activities;

●	Technical changes that will generate impacts not contemplated in the original EIS;

●	Changes the spatial distribution of the proposed activities.

Changes in mining phase (e.g., from initial to advanced exploration) will automatically require that the project proponent re-initiate the environmental licensing process.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The nearest city to the Condor project area is Loja, the fourth largest city in Ecuador.  The Project area is located approximately 190 road-kilometres from Loja, and 80 km due east of the town.  The closest serviced town to the Project is Yantzaza, and the closest village is San Antonio.

Vehicular access from Loja to the Fruta del Norte site is via a 150 km long paved highway (Highway 45) to the town of Los Encuentros.  A 40 km long gravel road connects Los Encuentros to the Project site.  The town of Yantzaza, near the half-way point between Loja and the Project, is the closest fully-serviced community to the project, and has a hospital.

A bridge across the Rίo Zamora at Los Encuentros connects the provincial highway to secondary gravel roads and scattered hamlets in the highlands south and east of the river.  The La Zarza concession is accessed at its south-western corner by a spur from the Paquisha Alto gravel road to the hamlet of San Antonio on the Rio Blanco, where Kinross maintains a permanent office and camp.

Loja has daily scheduled air service from the national capital Quito, as well as from Ecuador’s largest city and port Guayaquil.  Maintained military airstrips at Zamora and Gualaquiza are available for use by chartered airplane and rendezvous with helicopters, for air access to Fruta del Norte and the nearby La Peñas exploration camp.  The Las Peñas camp is the base for exploration activities at Fruta del Norte.

5.2	Climate

As a result of its location near the equator and moderate elevation of 1,450 masl, daily average temperatures are fairly constant at approximately 16ºC.  Annual precipitation is about 3,000 mm.

Lower average daily temperatures and higher monthly rainfalls prevail at higher elevations such as the La Zarza concession.  Currently some exploration activities may be curtailed for short periods during the rains.

Kinross expects that any future mining activity will be conducted year round.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

5.3	Local Resources and Infrastructure

The following subsections detail the local resources in the area, and the infrastructure associated with the Project.  Surface rights and sufficiency of the rights to support conceptual mining operations is discussed in Section 4.6.

In the opinion of the QP, the information discussed in the following sub-sections supports the declaration of Mineral Resources and Mineral Reserves through documentation of the availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to and from the Project, and consideration of planned additions, modifications or supporting studies.

5.3.1	Current Infrastructure and Resources

The Project is currently isolated from major public infrastructure.  Power for domestic purposes is available in San Antonio, and power access was extended to the Las Peñas Camp.  Cell phone reception is locally available in the Project area on ridge crests and other high, open sites.  Water is currently obtained from surface sources.

5.3.2	Proposed Development

The pre-feasibility study completed on the Project was predicated on development of a process plant and underground mine to treat non-refractory ore as Phase 1, and subsequent installation of a whole ore pressure oxidation (WOPOX) plant for processing refractory ore in Phase 2.

The terrain surrounding the Fruta del Norte deposit is adequate for construction of administration, camp, mine, plant, tailings, and waste rock disposal facilities.  The project site (process plant, stockpile and mine portal areas) has been designed to be both compact and environmentally sound.

The overall Project layout is shown on Figure 5-1.  Project layout plans are included for the planned mine area on Figure 5-2, and for the process and administrative areas on Figure 5-3, as they will appear during Phase 2.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 5-1:  Project Layout Plan

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 5-2: Proposed Mine Portal Layout (Phase 2)

Figure 5-3: Proposed Plant Layout (Phase 2)

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Key infrastructure components include:

Site Infrastructure

●      Underground mine and portal;

●      Cemented rock-fill back-fill plant;

●      Cemented paste tailings back-fill plant;

●      Primary crusher and crushed ore bins;

●      Ore and waste rock stockpiles;

●      Tailings storage facility;

●      Warehouse, truck shop, workshops and fuel storage;

●      Water and effluent treatment plants;

●      Accommodation camp, mine offices, training centre and administrative buildings;

●      Process plant including mill, refinery, reagent storage, pressure oxidation facility, oxygen plant, carbon-in-leach (CIL) plant and on-site laboratory;

●      Power plant.

Access and Transport

A new 15.4 km long access road is required to link the proposed site location to the existing Ecuadorian road system (Highway 45) near the town of Los Encuentros.  To be able to efficiently access all areas of the planned site, construction of internal roads will be required, such as from the proposed plant site to the tailings storage facility, landfill, and camp.

Access to the Project site for imported construction materials such as steel, pipe and wire, and mining and process equipment is proposed to be from the port of Bolivar (Puerto Bolivar) located about 400 km by road to the west of Fruta del Norte.  It is presently used primarily for export of bananas but the port has a large staging area and it is reported that the port authority plans to install two container cranes with a 100 tonne (t) capacity in the near future.  In addition, it was reported that vessels have been unloaded at the port handling equipment up to 200 t.

The port of Guayaquil, located 215 km north of Puerto Bolivar, is a more modern and better-equipped port facility but the additional distance, numerous small towns, 30 bridges (most designed for a maximum load of 48 t), overhead structures, toll stations and power lines make it less attractive.  Guayaquil may be useful for the importation of select equipment, operating supplies, consumables or materials if it proves to be practical for economic or schedule reasons.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The recommended route for transport of materials and equipment to the Fruta del Norte site is from Puerto Bolivar, located 10 km west of the town of Machala, south and southeast on Highway 92, which is the part of the Pan-American highway, then east on Highway 35 to Loja and then west and northeast on Highway 45 to Los Encuentros, and thence to the Project site.

Power

Power supply is expected to be either through self generation via an on-site powerhouse or through a transmission line connection to the National Grid and the establishment of an associated Power Purchase Agreement (PPA).

The power generating plant will include multiple reciprocating engine generators fuelled with heavy fuel oil (HFO) #4 and sized to meet the power requirements in Phase 1.  However, the equipment will be able to operate using multiple fuels, including diesel.  The power generating plant will have one standby generator to allow adequate time during normal operation for equipment maintenance.  This will be supplemented by 3 MW to 5 MW of diesel generated power distributed around the unit substations to supply emergency standby power to essential loads.  During Phase 2, the power generating plant will be expanded to meet the increased power requirements of the plant with the addition of the POX plant, oxygen plant and CIL plant expansion for the planned 5,000 t/d WOPOX operation.

Workforce

Workforce for any future mining activity could be sourced from the local area; however, the workforce would require dedicated training programs.

Accommodation

An accommodation camp, including catering and recreational facilities, will be provided for construction labour.  The camp for Phase 1 will support a peak workforce of about 1,000 people.  Following completion of Phase 1 construction, the camp will be downsized to allow occupancy and use of the facilities by 600 operations personnel.  For Phase 2 construction, the camp will be re-mobilised to support another peak construction workforce of about 1,000 people as well as 400 operations personnel.

Communications

Site communications will be based on terrestrial links from local providers, using voice over internet protocols (VoIP for telephones) and Internet protocols (for regular computer business).  Underground operations will use telephone and two-way radio communications.

Water

The source of raw water for potable water will be a tributary to the Rio Machinaza.  Potable water will meet local drinking water quality standards.

Process water make-up requirements will be met through internal process recycling as well as collection and recycle of storm-water and tailings reclaim water.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Water management strategies and systems were developed to accommodate water derived from mine dewatering, tailings reclaim, process water and storm water.  To minimise treatment requirements and discharge of effluents to the environment, water harvesting and recycle of storm water and tailings reclaim water will be employed.  All effluents to be discharged to the environment will meet Ecuadorian standards for discharge of effluent to a body of freshwater.

Waste

Waste from plant and equipment maintenance, construction, offices, kitchens and accommodation will be recycled or handled in an on-site landfill.  Two sewage treatment plants are envisaged, one each at the accommodation plant and mine site.

5.4	Physiography

The Cordillera del Condor is a mountain system situated east of, and parallel to, the axis of the Andes Mountains.  It defines the international border with Peru in south-eastern Ecuador.  The Cordillera del Condor consists of heavily dissected, steep ridges that rise from the Rio Zamora and Rio Nangaritza valleys (about 850 masl) to sharp ridges and flat-topped mesas, up to 2,400 masl, which lie along the border.  The majority of the Project area, including the La Zarza concession, lies in the highlands south of the Rio Zamora and east of Rio Nangaritza, both of which flow into the Amazon river drainage system.

Tropical rain forest canopies most of the region except where cleared for agriculture in the river valleys and adjacent slopes.  The flat-topped mesas, or paramos, along the border are covered by low shrub and heath lands.  Typically, over half-a-metre of composting vegetation overlies several tens of metres of saprolite.  Saprolite is produced by tropical weathering of bedrock to clay which variably preserves original rock textures.  Landslides are common, transporting soil, weathered bedrock and vegetation down slope to locally expose relatively fresh rock on hill slopes.  Variably-weathered bedrock is also locally exposed in mountain streams within ravines (quebradas).

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

6.0	HISTORY

6.1	Pre-Aurelian Work Programs

The Cordillera del Condor was first explored by Spanish conquistadors in 1562.  There is evidence that the indigenous peoples mined both hard rock and alluvial gold in the area.  Spanish mining activity ceased about 1620, following conflict with local Indian tribes that had been enslaved to work in the mines.

Artisanal alluvial miners began to prospect the Cordillera del Condor as early as 1935, both in Peruvian and Ecuadorian territory.

Minerales del Ecuador S.A. (Minerosa) held two mining concessions in northern Zamora Chinchipe between 1986 and 1992.  The “Zarza-2” concession (9,910 ha) targeted alluvial deposits along the Rios Machinaza and Blanco.  The D concession (56,000 ha) covered the Guisme and other alluvial gold occurrences along Rio Chuchumbleza about 30 km to the north of Zarza-2.

Exploration by Minerosa from 1986 through 1992 consisted of establishment of a base camp on the east bank of Rio Blanco, transportation of equipment to support alluvial mining, stream sediment sampling, and test pits excavated into alluvial terraces.  Rock chip sampling, geological mapping, and four Acker drill holes (15 – 20 m long) was completed to evaluate primary gold mineralization exposed in the Quebrada Astudillo, the site of the Ubewdy prospect.

Sr. A. Gatsalov, a former member of the USSR foreign-service based in Quito, acquired majority control of Refusid S.A., the parent company of Minerosa in mid-1993.  The Zarza-2 concession was subsequently reformulated as the La Zarza concession, reduced in size to 2,997 ha, and transferred in 1994 to Amlatminas, which was wholly-owned by Sr. Gatsalov.

Amlatminas contracted TVX in 1996 to undertake a one-month long reconnaissance exploration program, comprising generation of a topographic base map, stream sediment (15 samples) and rock chip sampling (152 samples) and geological mapping, in and near Quebrada Astudillo.  Brief field assessments were undertaken by a number of companies in support of potential option agreements over the Project.

Two areas of the Project, Ubewdy and Bonza–Las Peñas, were the subject of artisanal mining during the period 1993–1996.  A small group of miners led by ex-Minerosa geologist, A. Cardenas, started sluicing alluvial materials from the Quebrada Astudillo area in 1996.  Following the discovery of gold-bearing quartz vein float, operations shifted to processing gold-anomalous colluvium and in situ quartz veins.  A total of 900 g Au was extracted over eight months of operations at this site (Montes, 1998).  This is the only record of artisanal production for the Project.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Modern exploration of the La Zarza concession began in 1996 with reconnaissance sampling by Minera Climax del Ecuador (a subsidiary of Climax Mining Ltd. of Australia).  Climax optioned the concession from Amlatminas in March, 1997 and began a more extensive exploration program.

Work completed by Climax comprised gridding (138 line km), geological mapping, stream sediment sampling (208 samples) regional and infill soil sampling (1,380 auger samples), rock chip and grab sampling (480 samples), test pits (658 pits) trenching (874 m; 223 samples), adit channel sampling at Bonza (seven adits; 72 samples), induced polarization (IP) geophysical surveying (73.8 line km of gradient array, 2.15 line km of dipole and 36.5 line km of magnetometer), and core drilling programs (22 drill holes for 3,562 m; 16 at Bonza–Las Peñas and six at Ubewdy) on the La Zarza concession.

Work was primarily conducted over the Ubewdy (Ubewdy North), Bonza (Las Peñas), Princesa (Jardin del Condor), Rio Negra and Tranca Loma prospects, where anomalous precious and base metal anomalies were defined in areas that displayed features such as quartz veins with pyrite and local silicification and brecciation or clay–silica–pyrite alteration.  The geophysical survey outlined a strong co-incident resistivity and chargeability IP anomaly above silicified conglomerates of the Suarez Formation.  No drill testing was performed, and the concession reverted to Amlatminas in early 1999.

Following the departure of Climax, artisanal miners recommenced bedrock operations at Las Peñas, and started similar mining operations at Aguas Mesas Norte and Sur.  Exploration and exploitation of alluvial deposits on the Rios Zarza, Machinaza and Blanco continued during Climax’s tenure.  Anecdotal evidence suggests that exploration for and artisanal production from alluvial and/or colluvial sources on drainages within and near the La Zarza concession has continued since 1998, largely by Colombian mineros informales.  The development of bedrock mining operations at Las Peñas, Aguas Mesas South and Aguas Mesas North indicates that exploration by the mineros informales, presumably by panning alluvial and colluvial material, was successful.

6.2	Aurelian Work Programs

Aurelian commenced work in late 2002 with confirmation chip sampling (20 grab samples).  During the period 2003–2005, Aurelian completed outcrop examination, gridding, geological mapping, regional geochemical stream sediment sampling, rock chip, channel and grab sampling of outcrop, artisanal workings and trenches, a magnetometer and IP geophysical survey, and core drilling of prospects that either were known previously through Climax’s work before 1999, or were discovered by artisanal miners in the period 1999 to 2002.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Core drilling in 2004 comprised 28 holes (6,918.4 m) at Bonza–Las Peñas.  The work culminated in a first-time Mineral Resource estimate under NI 43-101 for the Bonza–Las Peñas area (Hennessey and Puritch, 2005).  Kinross is treating the estimate as historic, as the QP has not verified the estimate, and the deposit is currently not material to the Project.  Kinross notes that many of the assumptions regarding mining method, processing route and recoveries, operating costs, and commodity prices used to support the estimate require review and update.

In 2004–2005, a geological re-interpretation led to a decision to drill test the Climax IP anomaly within the Suarez Formation.  The discovery hole at Fruta del Norte was collared in early 2006.

Between 2006 and 2008, the exploration programs at Fruta del Norte comprised 128 core holes, geological modelling and genesis studies, metallurgical testwork, and initial geotechnical investigations.  A first-time Mineral Resource estimate was prepared for Aurelian in late 2007.  This estimate is superseded by the estimate discussed in Section 17 of this Technical Report.

Regional exploration during the same time period comprised additional soil, rock chip and grab sampling, geological and structural mapping, genesis and modelling studies, and geophysical surveys.

On April 18, 2008, the Ecuadorian Government announced a moratorium on mining and exploration activity, pending development of a new mining code.  Kinross acquired Aurelian in the latter part of the same year.

6.3	Kinross Work Programs

From 2008 to 2009, during the moratorium, Kinross undertook desktop studies to support a pre-feasibility study.  Kinross submitted core samples from 58 drill holes that had been completed prior to the imposition of the moratorium, but which had not been analyzed or incorporated into the Project database at the time of the 2007 Mineral Resource estimate, and subsequently updated the mineral resources for the Project in 2009.

Subsequent to being granted authorization to recommence Project work in November 2009, an additional 48 geologic infill drill holes (20,028 m) and 9 geologic/metallurgical drill holes (3,421 m) were completed.  Geological models were updated to support a revised mineral resource estimate and engineering and trade-off studies were undertaken.

In February 2011, a pre-feasibility study was completed; results of this study form the remainder of this Report.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Cordillera del Cóndor region consists of sub-Andean deformed and metamorphosed Palaeozoic and Mesozoic sedimentary and Mesozoic arc-related lithologies that formed between the eastern flank of the Cordillera Real, and west of the flat-lying strata of the Amazon basin.  Intruding the sub-Andean rocks is a composite I-type batholith, the Zamora Batholith (170 – 190 Ma), which has an elongate north-northeast axis parallels the Ecuadorian Andes for over 200 km, extending into northern Peru.

The batholith is considered to be the plutonic expression of a Jurassic subduction-related continental magmatic arc established on the western margin of the Amazon craton.  The batholithic intrusive suite consists predominantly of hornblende-bearing diorite and granodiorite, plus lesser granite, tonalite and monzodiorite.  Andesitic volcanic rocks correlated with the Zamora Batholith intrusive suite are conventionally assigned to the Misahuallí Formation (Misahuallí Andesite).  The Misahuallí Formation is a melange of volcanics, volcaniclastics/epiclastics and intrusives that range in composition from alkali basalt to dacite and crop out as approximately north–south-aligned supra-crustal pendants within the largely contemporaneous Zamora Batholith.

Intermediate to mafic dikes and porphyries that locally intrude the batholith and Misahuallí member are conventionally interpreted to be coeval.  Breccia zones associated with the batholith are of importance in the Mirador copper/gold porphyry and other copper deposits of the Corriente (or Pangui) Porphyry Copper Belt that is located to the north of the Project.  Felsic to intermediate pyroclastic rocks and high-level porphyries preceded and/or accompanied early movement on regional fault zones within the batholith.  These mid-Cretaceous rocks (116 – 96 Ma) are spatially associated with mineralization in the nearby Chinapintza/Jerusalem epithermal gold–silver systems and the Nambija gold skarn district (Figure 7-1).

Pre-Andean arc sedimentary and volcanic belts flank, and locally occur within, the batholith.  The arc was denuded before Early Cretaceous deposition of alluvial to shallow-water conglomerate and quartz sandstone of the Hollín Formation.  Within the Project area, mesa-like outliers of Hollín Formation quartz arenite may be as much as 110 m high, fronted by impressive vertical escarpments.

Subsequent marine transgression is indicated by overlying Early to Mid Cretaceous mudstone and limestone. Late Cretaceous to Cainozoic uplift shed voluminous amounts of detritus from the emerging Andes Mountains across the region (Prodeminca, 2000; Quispesivana, 1996).

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 7-1: Regional Geology Map

770.000 mE
780.000 mE
790.000 mE
9.610.000 mN
9.600.000 mN
9.590.000 mN
9.580.000 mN
9.570.000 mN
9.560.000 mN
9.550.000 mN
MIRADOR NORTE Cu/Au
MIRADOR Cu/Au
ECUADOR
PERÚ
RIO BLANCO FAULT
ECUADOR
PERÚ
FDN
Suarez pull-apart Basin
MACHINAZA FAULT
LAS PEÑAS FAULT
Barbasco
CORDILLERA DEL CONDOR
ECUADOR
PERÚ
LITOLOGY
Surficial deposits
Alluvial sediments
Sedimentary rocks
Hollin Formation quartz arenites
Suarez Formation epiclastics and volcaniclastics
Santiago Formation marine sediments altered to calc silicate hornfels
Volcanic rocks
Chinapintza dacite porphyry
Fruta hornblende andesite
Misahaullí Formation andesites, basaltic andesites, dacites and alkali basalts
Plutonic rocks
Sandia copper gold porphyry body
Zamora Batholith
Fault
International Border
Epithermal Au/Ag Deposit
N
0
5
10 Km

Note:  FDN = Fruta del Norte deposit.  The “other deposits” noted are not held by Kinross.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Jurassic rifting during arc formation is suggested by volcanic- and sediment-filled grabens and half-grabens preserved in the batholith (Prodeminca, 2000).  Uplift and denudation of the region exposed large areas of Zamora Batholith before deposition of the Early to Mid-Cretaceous cover (Litherland et al., 1994). The subsequent subduction-related Andean orogeny deformed the sub-Andean units into a back-arc fold and thrust belt.  The Cretaceous cover is gently warped around northeast-striking fold axes, although the predominant structures in the region are fault zones. Major drainages commonly follow north- to northeast-striking faults.  Cretaceous cover rocks are exposed at variable topographic elevations in the region, and the overall distribution and elevation of the cover is controlled at least in part by north-, east-, northwest- and northeast-striking structures.

The Las Peñas Fault Zone is a regionally-important strike-slip fault, oriented north–south, and with a strike extent of at least 80 km.  The fault forms an important locus for mineralization at Fruta del Norte, and is also host to district-wide epithermal and lesser mesothermal mineral occurrences and deposits along its strike length.

A step-over along the fault zone lead to the development of a pull-apart basin wherein the Fruta del Norte deposit developed at the north-eastern corner.  The Suárez pull-apart basin is filled with conglomerate-dominated epiclastic and volcaniclastic rocks and lesser lavas that constitute the Suárez Formation, underneath which the Fruta del Norte deposit is buried.

7.2	Project Geology

The Fruta del Norte deposit is hosted by Misahuallí Formation andesites and feldspar porphyry intrusions between strands of the Las Peñas Fault Zone (the East and West fault zones respectively), see Figure 7-2.  The deposit is situated in high-relief terrain serrated by the Machinaza and Rio Blanco drainages which incise the stratigraphy of the cover sequences and expose the uppermost parts of the Misahuallí Formation.

7.2.1	Lithologies

Hollín Formation

The youngest formation in the Project area is the Lower Cretaceous Hollín Formation, comprising stacked cross-bedded quartz sandstones, thinner intervals of inter-bedded mudstone and sandstone with subordinate shales and associated thin (typically 2 - 5 cm) seams of high vitrinite coals and dark organic mudstones.

Throughout the Cordillera, the Hollín Formation stratigraphy is disrupted by major north- and north–northwest-trending lineaments and is locally tilted by up to 7º due to regional uplift and residual activity along the Las Peñas Fault Zone and other fault zones which intersect it.  The extent of Hollín Formation cover increases markedly north and east of the Fruta del Norte deposit with broad discontinuous mesas separated by narrow gorges that often define the traces of major faults.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 7-2: Project Geology Map

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Suárez Formation

The Suárez Formation is in unconformable contact with the Hollín Formation.  Spatially, the Suárez Formation is confined to its namesake pull-apart basin which extends over a surface area of approximately 14.4 km²; is 2.2 km wide east to west and is at least 12 km in length, north to south.  The fault-disrupted facies architecture of the Suárez Formation is characterized by four distinct stratigraphic sub-units listed in sequence stratigraphic order from top to base as follows:

●      Fruta Andesite;

●      Mixed Sequence (upper mixed unit);

●      Machinaza Tuff Member;

●      Polymict Basal Conglomerate (lower unit).

Basin-wide the Suárez Formation shows a consistently mappable change upward from a lower unit consisting of a deep green, massive, polymict, coarse pebble conglomerate of the lower member to a thinly bedded upper mixed member which consists of >50% sandstone, siltstone and mudstone (with small coal seams) and subordinate conglomerate horizons.  Conglomerates show a range of provenance, including clasts of diorite/monzonite and granodiorite derived from the Zamora Batholith, and black mudstone/siltstone clasts that are believed to be derived from the Triassic Pucará Formation in Peru.

Within the formation are a number of intercalated of syn-basinal ignimbrites and other tuffaceous horizons, together with later lavas.  The ignimbrite-like Machinaza Tuff Member is light grey to brown, varying from well indurated to poorly consolidated and strongly magnetic, and forms a basin-wide marker in the lower unit.  The most important lava unit has been named the Fruta Andesite, which is a massive hornblende, plagioclase-phyric lava flow, which exhibits columnar jointing along the banks of the Machinaza River and locally contains irregular enclaves of dioritic/monzonitic rock similar to the Zamora Batholith.  The Fruta Andesite directly overlies the upper mixed member but generally does not occur in contact with the lower member or east of the West fault zone.

Misahuallí Formation

The Misahuallí Formation occurs as north–south-aligned inliers within the Zamora batholith and is dominated by a thick sequence of light greyish-green to dark green hornblende-plagioclase-phyric andesites and basaltic andesites, feldspar porphyritic andesitic intrusives, locally voluminous phreatic breccia zones and lesser planar intrusions.  Subordinate amounts of intra-formational volcanogenic sandstones and other breccias are also present.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Chalcedonic and manganese carbonate veins and stockworks in the Misahuallí Formation (particularly at an exposure known as the “rhodochrosite pit” formerly worked by artisanal miners at Bonza–Las Peñas), together with chalcedonic breccias as float, are the main mineralized indications at surface of the underlying voluminous epithermal system.  Chalcedonic veins with surface widths of up to 0.5 m are locally exposed in the Machinaza River just south of Fruta del Norte.

7.2.2	Structure

Collectively the faults that define the Suárez pull-apart basin are inferred to have undergone complex histories of normal, reverse and strike-slip motion although kinematic criteria for the amount, direction and relative history of displacements have yet to be determined. Offset stratigraphy demonstrates a normal sense of dip-slip displacement governed primarily by extension of the pull-apart basin. In particular, post-Cretaceous faulting has displaced the Hollín Formation in such a fashion to incur an apparent horst-and-graben-like relief throughout the Cordillera del Cóndor with a substantial range of stratigraphic height imposed on individual Hollín mesas in excess of 1 km.

At deposit scale, fault zones with a range of inclinations, orientations, offsets, fabrics and mineral associations were defined through trenching and road cuts prior to the discovery of Fruta Del Norte.  Faults defined through drilling at both Bonza–Las Peñas and Fruta Del Norte range in width from 1 m to >100 m and comprise tabular to lenticular zones of foliated and non-foliated assemblages of granular gouge, clay gouge and crudely foliated breccia exhibiting various particle sizes, and/or shear fabrics (e.g. foliated gouge), with locally wider zones or panels of damaged wall rocks that show fracturing, brecciation and associated vein networks.

7.3	Fruta del Norte Deposit

7.3.1	Lithologies

The Fruta del Norte deposit is hosted in volcanic and volcaniclastic rocks assigned to the Misahuallí Formation, with the top of the system extending into the base of overlying Suárez Formation sediments.

Table 7-1 summarizes the lithological units identified to date in the deposit area.  A surface geology plan is shown on Figure 7-3.  A cross-section through the deposit showing the lithologies in relation to the mineralization is presented on Figure 7-4.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 7-1:  Summary Stratigraphy of Fruta del Norte Deposit Area

At Fruta del Norte, the Misahuallí Formation locally crops out as heavily damaged wall rocks between parallel strands of the Las Peñas Fault Zone.  Subdivisions within the unit that are used in geological and core logging include:

●
Andesitic units and dikes:  An aphanitic to fine-grained hornblende-phyric andesitic unit forms the predominant host for the Fruta del Norte system.  The fine-grained volcanics are cut by two main types of intrusions; dikes of coarse-grained feldspar-hornblende porphyritic diorite, and a much larger, coherent intrusive feldspar porphyry andesite.  The diorite dikes are massive and coarse grained, range from less than one metre to several tens of metres thickness, and appear to constitute a swarm.  Tuffaceous volcanics and inter-bedded sediments have been drill-intercepted in the north and west of the drill-defined area.  The volcanic sequence at Fruta del Norte appears to represent an extrusive-dominated volcanic pile with associated andesitic domes into which numerous high level dikes have been emplaced.  Volcanic textures are reminiscent of a primary volcanic breccia/agglomerate formed in a sub-aerial environment proximal to a vent source or fissure system;

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●
Feldspar porphyry:  A distinct, medium-grained feldspar porphyry body is lies north of section 3200N.  This and other distinctive medium- to coarse-grained dikes and large intrusive bodies flanking the Misahuallí Formation are presumed to be Zamora Batholith phases.  The dark to light grey feldspar porphyry (dacite) contains 30% to 60% phenocrysts, mainly plagioclase with subordinate amphibole and biotite.  The feldspar porphyry crops out east of the East Fault Zone and underlies the Suárez Formation in the down-thrown block to the west. The contact with the Misahuallí Formation andesites is locally sharp and commonly chilled.  The intrusive contact dips between 65º and 70º to the west where it is not heavily fault-disrupted.  Existing drill hole information suggests the intrusion is lensoidal in shape, elongated north–south, and forms the footwall to the andesitic volcanic sequence. In places, multiple planar intrusions cut the volcanics at the contact which is almost entirely masked by intense veining and mineralization.  The feldspar porphyry intrusion may have originated as a crypto-dome emplaced through an actively accumulating volcanic pile, or alternatively, may be a contemporaneous sub-volcanic intrusion. The rheological contrast between intrusive and finer-grained volcanic units to the west appears to have resulted in enhanced dilation and hydrothermal fluid flow along and adjacent to the contact during tectonism in the Las Peñas Fault Zone.

●
Lamprophyre:  A volumetrically insignificant dark grey to grey-brown aphanitic lamprophyre is the youngest intrusive phase currently identified in the Fruta del Norte area and occurs as thin dikes ranging from 0.3 m to 3 m thickness;

●
Phreato-magmatic breccia:  In the central and southern parts of the system the breccia consists of pale grey to white sub-rounded to sub-angular and often heavily illitized fragments of both feldspar porphyry and hornblende-phyric andesite, supported in a fine grain silica-illite-pyrite ± carbonate altered rock-flour matrix.  The dominant clast type reflects the host rock in which the breccia developed.  Where the breccia occurs wholly within the feldspar porphyry, clasts are exclusively of that material.  Epithermal veins are best developed along or adjacent to the breccia-wall rock contacts and can be very poorly developed within the rock flour matrix dominant breccia itself. Breccia zones are best developed on the east side of the deposit near the intrusive/volcanic contact where it attains a stratigraphic height of some hundreds of metres and continues beyond the current depth of drilling.  The structural context and volcanic-hypabyssal textures seen in the phreatomagmatic breccias are suggestive of a diatreme-related mode of origin.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

A fault-disrupted sinter facies is located at the unconformable contact between the Suárez Formation and the underlying Misahuallí Formation.  The 2 - 5 m thick laminated silica sinter is typically white to pearly, composed of chalcedonic to opaline silica, with nodular, algal growth (stromatolite-like) and other biogenic or sedimentary features that are well preserved.  Although typified by a laminated facies, a disaggregated facies is equally common.  The sinter is locally stained with bands and discordant vein-like bodies of deep-green celadonite (iron-rich smectite) and veinlets or stockworks of chalcedony locally penetrate the carapace.

To the north, the sinter appears to have ponded in areas of high relief made evident by much greater variations in thickness.  Where fluid channelling and ponding occurred, sinter terraces up to 20 m thick were formed.  Other discrete sinter horizons are perched at, or near, the base of the conglomerate in stratigraphic proximity to the contact with the Misahuallí Formation (typically 10 m above it).  Clasts of sinter (some up to a metre across), are found at the base of the Suárez Formation (within 30 m of the contact), an indication that localized denudation of the palaeo-surface continued contemporaneously with geothermal activity and burial.

Associated with the sinter are beds of fissile dark grey-brown to variably black siliceous–clayey materials locally displaying a massive to weakly graded bedding with sandy to gritty basal horizons.  These can overlie, be found independently from, or have blocks/clasts of sinter material entrained within them.  The sandy material is commonly composed of siliceous fragmental debris though in a few instances intensely clay altered rock fragments are present.  These siliceous-clayey materials are interpreted as relict mud-pool facies, analogous to the boiling hydrogen sulphide-and organic-rich mud pools manifest in the geothermal fields of the Taupo Volcanic Zone of New Zealand.

The basal units of the overlying Suárez Formation display some brecciation and rupturing and localized strong to intense silicification ± pyrite and marcasite.  Deposition of the unit protected preservation of the sinters and underlying mineralization.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 7-3: Geological Map, Fruta del Norte Area

777,500 mE
778,000 mE
778,500 mE
779,000 mE
9,584,000 mN
9,583,500 mN
9,583,000 mN
9,582,500 mN
9,582,000 mN
9,581,500 mN
9,581,000 mN
0
0.5
1
kilometers
Hollin Formation
Fruta Andesite
Suarez Formation
Misahualli Formation
Zamora Batholith
Fault Zone
Las Peñas Fault Zone
Ubewdy

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 7-4: Cross-Section 9583600N

7.3.2	Structure

The deposit is bounded between sub-parallel strands of the Las Peñas Fault Zone and is truncated by the post-mineral, sub-vertical (east-dipping) West Fault along the entire 1.3 km of drill-defined strike. It is closed off to the north where the West and East Faults converge.  The West Fault forms a distinct hard boundary or grade break defining the western limits of the ore-body which dips moderately to steeply west, wedging out against the West Fault down dip.  Epithermal mineralization is limited to the east of the West Fault.

The 3 – 5 m wide West Fault cuts through the Misahuallí Formation as a band of foliated gouge and cataclasite, flanked by non-coherent breccias and fractured rocks. The bands correlate upward with panels of damaged rock in the Suárez Formation.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The West Fault is generally sub-vertical to steeply east-dipping and north-striking. West-side-down displacement of the Suárez/Misahuallí Formation contact, Machinaza tuff and the upper mixed member, and abrupt truncation of mineralization and epithermal alteration occur across this fault, consistent with sedimentation during normal faulting in the extensional Suárez pull-apart basin.

The East Fault Zone encompasses a 50 - 100 m wide zone of parallel faults separated by somewhat more competent rock characterized by fractured Misahuallí Formation andesite and feldspar porphyry.  Foliated gouge and cataclasite are minor compared to the West fault zone hindering vertical correlation of specific faults strands.

A distinct fault zone which displaces the Fruta Del Norte deposit between the West Fault and East Fault Zone is termed the Central Fault.  The fault is defined by post-mineral brecciation and displacement of mineral zones and epithermal veins, including the high grade core of the deposit.

7.3.3	Alteration

Hydrothermal alteration of the Fruta Del Norte deposit consists primarily of a silica (quartz, chalcedony)–illite-pyrite (± marcasite), carbonate mineral assemblage (SIPC) formed by relatively low-acidity fluids.

The intensity of alteration is such that it is often difficult to conclusively discern the protolith given the levels of textural destruction.

Overall, the deposit exhibits an alteration zonation downwards from the barren hot spring litho-facies (sinter–mud pool) at or near the Suárez/Misahuallí Formation contacts.  Although the age relationships are complex, due to repeated hydrothermal pulses, silica–pyrite (SP) alteration generally grades downward and outward (eastward) into silica–illite–pyrite (SIP) alteration and therein to SIPC alteration assemblages.  Illite is replaced by smectite (in the form of celadonite) in the upper parts of the most notably within the hot spring litho-facies.  Sericite is also locally detected at depth in core holes, and is indicative of higher-temperature alteration.  Rarer kaolinite has been observed in veins and fractures high up in the system.

7.3.4	Mineralization

Mineralization at Fruta del Norte is characterized by intense multiphase quartz–sulfide ± carbonate stockwork veining and brecciation over broad widths typically 100 – 150 m wide in the coherent central and northern parts of the system where the grades are highest.  Mineralized shoots are typically disposed within dilatant zones developed along inflections of vein strike or dip where the geometry permits maximum opening at the time of mineralization.  Zones of high-grade mineralization appear to be strongest and most consistent in the zone of boiling, brecciation, and fracturing localized along faults and the feldspar porphyry contact.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Multi-phase, colloform and banded quartz–carbonate–(adularia) ± rhodochrosite (base metal) veins in the central and lower portions of the zone enhance grade and visible gold is seen in many of these.  At the base of the deposit, most high-grade mineralization appears to be associated with these discrete veins.

To the south the mineralized system broadens and the vein intensity disperses, attaining an overall width of 330 m but with a corresponding drop in grade and an increase in the Au:Ag ratio.  The mineralized envelope extends up to 350 m vertically (but is essentially open at depth) and has a strike length of 1.3 km from north to south (see Figure 7-3).  However, the cumulative strike length increases significantly to 3.5 km further south when taking into account the Bonza–Las Peñas prospect and its disperse continuation towards the Ubewdy prospect.

Vein intensity varies significantly along strike and with depth, with vein percentages dropping to less than 5% at the southern end of the system then reaching 100% coherence over broad intervals (tens of metres) at the northern end.  Sulphide content also varies systematically, with the upper central part of the system often exceeding 20% sulphide, as alteration and in veins and brecciation, decreasing to less than 1% in the quartz veins at the north end of the system.

7.4	Prospects

Figure 7-5 shows the locations of the major prospects and exploration targets located to date in the immediate area of the Suárez pull-apart basin.  Exploration potential for the Project is discussed in Section 10-8.

7.4.1	Bonza–Las Peñas

The Bonza–Las Peñas advanced exploration prospect is located immediately south of Fruta del Norte, and comprises the low-grade strike continuation of Fruta del Norte south along the Peñas Fault Zone.  The prospect consists of epithermal stockwork veining and breccias hosted within the Peñas Fault Zone by silica–sericite–pyrite-altered andesitic volcanics of the Misahuallí Formation.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 7-5: Exploration Target Plan, Fruta Del Norte Area

775 000 mE
776 000 mE
777 000 mE
778 000 mE
779 000 mE
780 000 mE
781 000 mE
782 000 mE
783 000 mE
SACHAVACA
PITAJAYA
COLIBRI
Papaya
Sandia
DUQUESA
Fruta del Norte
Tigre
Tranca Loma
Bonza
Las Peñas
Ubewdy
LA ZARZA
Aguas Mesas Norte
Las Arenas
RESERVA DE VIDA
SILVESTRE EL ZARZA
DUQUE
Aguas Mesas Sur
LEGEND
Puente
Princesa
Rio Negra
PRINCESA
MARQUESA
Barbasco
KINROSS
Aureliar
CONDOR PROJECT
Drillings in projects exploration

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Mineralization appears to form two zones, a “high-grade” zone 25 – 60 m in width, that is sub-vertical, and strikes at 350º, and which is contained within a broader “low grade” zone of similar orientation and averaging about 100 m in width.  Mineralization defined to date is approximately 725 m long, up to 80 m wide and, in places, open at depth.

Mineralization comprises discrete quartz veins, quartz stockworks, cataclastic breccias, pyritic gouge, hydrothermal breccias, silicified pyritic zones, shatter breccias cemented by sulphides, and possible magmatic-rooted intrusive breccia pipes.  There is abundant evidence of multiple hydrothermal events, and any of the above mineralization types can mutually crosscut.  In places quartz veins can be followed crosscutting the zones, but more often the veins have been tectonically milled and pulled apart into individual fragments.  The gross pattern of mineralization is a network of anastomosing or “basket weave” shear planes and slickensides surrounding otherwise intact pieces of country rock.

Quartz veins are variable in size but can be up to 5 m in width.  There are various vein types: massive white quartz, white comb-textured quartz, banded chalcedonic quartz, black cherty quartz, and rhythmically banded crustiform and colloform-textured chalcedony and rhodochrosite.  In places, silica replacement of carbonate minerals is evident.

Within Bonza–Las Peñas there are anomalous to significant concentrations of arsenic, antimony, manganese, zinc, mercury, lead and copper in addition to the gold and silver mineralization.  Sphalerite and galena are locally abundant and the former can be yellow-brown or a dark red-brown.  Both are typically crosscutting and late in the paragenesis.

7.4.2	Ubewdy

Exploration in 2005 also defined a corridor of epithermal mineralisation that continues southward from Bonza–Las Peñas (strike 350º) from Bonza–Las Peñas for at least another 750 m.  Drill intercepts in this area, named the Ubewdy prospect, indicate significantly anomalous gold values are present.  A limited amount of underground drifting was done by artisanal miners in 2000 and the site is now abandoned.

7.4.3	Fruta del Norte Extensions

The Fruta del Norte East prospect comprises a broad zone of low-grade epithermal mineralization that starts approximately 300 m east of the Fruta del Norte deposit and is characterized by weak epithermal quartz–carbonate–sulphide stockwork veining and brecciation in andesite (often porphyritic) and within panels of the feldspar porphyry.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Drill testing returned low-grade anomalous gold and silver values over drill intervals of as much as 295 m.

7.4.4	Aguas Mesas Norte and Sur

Aguas Mesas Norte prospect is a 95 m long trench in which is exposed a quartz vein and pyritic clay gouge zone.  This trench supplied feed for three small Chilean-type mills operated until August, 2004 by artisan miners.  Within the trench, north–northwest-striking white quartz–pyrite veinlets, 2 – 10 cm thick, are exposed in a light grey to whitish, very fine-grained host rock at the south end of the trench.  This rock is moderately silicified and contains 1 - 2% pyrite as disseminations and coating subvertical fractures (the latter is now largely iron oxide).  Fine to very fine-grained anhedral and fine-grained euhedral pyrite occurs in veinlets and host rocks.  At one end of the trench, the artisan miners have developed underground workings on two levels, accessed by a portal from the trench.

Aguas Mesas Sur, approximately one kilometre further south, is a zone of quartz veins and quartz stockwork which was also mined for gold via trenches and underground workings, in the period circa 2000 to 2004.  The workings expose mainly white siliceous material of uncertain form with white sericite and/or clay-rich matrix and moderate limonite-brown staining.

Pyrite is absent in some exposures, but up to 3% very fine-grained disseminations are observed locally.  The host rock appears to be a volcanic rock.

7.4.5	Papaya

The Papaya prospect is a copper/gold anomaly located approximately 0.9 km north-northeast of Fruta del Norte, on the Peñas Fault Zone.  Boulders of quartz-chalcopyrite–bornite veining locally contain coarse visible gold in a dull grey to blackened amorphous silica matrix. Sub-cropping quartz veins 5 – 25 cm wide, trend approximately 340° and occur in close proximity to or as survivor clasts or larger panels within well-developed cohesive gouge zones which define strands of the Peñas Fault Zone.  Gold assays from float and sub-crop returned encouraging gold and copper values.

East-directed drill holes intercepted a number of broad zones (tens of metres true width), of crystalline quartz-sulphide veining hosted in Misahuallí Formation andesites that have been intensely propylitized.  The andesite is locally heavily disrupted by wide (5 – 15 m) gouge and breccia zones that hampered drilling operations to the extent that two holes were lost close to or upon completion.  Quartz monzonite porphyry dikes cut the andesites but are not as intensely propylitized as the andesitic host.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Zones of intermediate argillic alteration along with widely spaced D-type pyrite veinlets and anhydrite veinlets at depth are suggestive of porphyry-style mineralization.  The abundant chalcopyrite–bornite in surface samples is indicative of hypogene Cu mineralization whilst the presence of chalcocite–covellite is most likely a supergene enrichment product.

It is provisionally concluded that the Papaya prospect contains two types of quartz vein, one mesothermal and intrusion-related, and the other probably deep epithermal in origin, albeit clearly linked to a porphyry intrusion at depth.

7.4.6	Tranca–Loma Porphyry

The Tranca–Loma porphyry occurs on the eastern margin of Bonza–Las Peñas as a northwest-trending copper porphyry system over 2 km in length and 600 m in width, open along strike.  Shallow drilling has intersected disperse, often low grade porphyry copper mineralisation.

7.4.7	Puente–Princesa

The Puente-Princesa prospect is a quartz vein and stockwork zone that is structurally hosted along the eastern contact of the Zamora Batholith and has been traced for about 1 km.  Elevated precious and base metal values have been returned from sampling of epithermal-style mineralization.

7.4.8	Barbasco

Sulphides have been observed in Suárez Formation conglomerate, which appears to overlie an inter-basin andesite very similar to the Fruta Andesite at Fruta del Norte.  The Suárez Formation is flanked by andesites of the Misahuallí Formation to the east (presumably this also occurs below the Suárez formation basin fill sediments) and the Zamora Batholith to the west.

Drainages flanking the Barbasco prospect area have shed large quantities of fine, angular gold, the source of which has not been identified.  The structural setting is considered favourable for development of a Fruta del Norte-style deposit.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

8.0	DEPOSIT TYPES

The setting, alteration mineralogy and mineralization characteristics of the Project deposits are consistent with an intermediate sulphidation epithermal system as defined in Hedenquist et al., (2000).  Some deposits with mostly low-sulphidation characteristics with respect to their alteration mineral assemblages have sulphide ore mineral assemblages that represent a sulphidation state between that of high-sulphidation and low-sulphidation deposits.  Such deposits tend to be more closely spatially associated with intrusions, and Hedenquist et al. (2000) suggest the term ‘intermediate sulphidation’ for these deposits.

Intermediate-style epithermal systems are typically hosted in arc-related andesitic and dacitic rocks.  Mineralization is silver- and base metal-rich, and associated with Mn-carbonates and barite.  Sulphide assemblages in intermediate-style epithermal systems typically comprise tennantite, tetrahedrite, hematite–pyrite–magnetite, pyrite, chalcopyrite, and iron-poor sphalerite.  Quartz can be massive or display comb textures.  Sericite is common as an alteration mineral, but the adularia, more typical of low sulphidation systems, is rare to absent.  Fluid inclusions range from 3 - 5% to 10 - 20% sodium chloride.

The Fruta del Norte deposit and prospects that have been identified in close proximity to the deposit are classified as intermediate sulphidation-style epithermal systems on the basis of:

●
The abundance of manganese-rich carbonate at Fruta del Norte and the elevated base metal content (typically as iron-poor sphalerite and subsidiary tetrahedrite and chalcopyrite), are consistent with an intermediate sulphidation state;

●	The extensional tectonic setting of mineralizing fluid emplacement and the affiliation with intermediate magma types also complements the classification in terms of redox states;

●
Multiphase quartz–sulphide, carbonate stockwork veining and brecciation over broad widths.  Veins typically exhibit space-filling epithermal textures including intricate crustiform–colloform banding, and cockade and bladed calcite textures;

●	Mineralization comprises free gold, refractory gold in sulphides, and is silver-rich;

●
Alteration comprises silica–pyrite alteration that grades outward and downward to silica–illite–pyrite alteration, and then to a silica (quartz, chalcedony)–illite–pyrite (±marcasite), carbonate mineral assemblage;

●	Sulphide assemblages include hematite–pyrite–magnetite and pyrite. Arsenopyrite, chalcopyrite, sphalerite, and galena have been noted.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

9.0	MINERALIZATION

A discussion of the mineralization styles and related depth, width (thickness), orientation and continuity is presented for the deposit in Section 7 of this Technical Report.  The discussion in this section of the Technical Report relates to the mineralization type, character, and mineralogy of the Fruta del Norte deposit.

The mineralogy at Fruta del Norte consists of chalcedonic to crystalline quartz, manganese-rich carbonates (manganoan calcite with lesser kutnahorite, rhodonite, and rhodochrosite), calcite, adularia, barite, marcasite, and pyrite, as well as subordinate sphalerite, galena, chalcopyrite with trace tetrahedrite and other silver sulphosalts.

Rare accessory minerals that have been identified (with varying degrees of confidence), include cinnabar, meta-cinnabar (both restricted to sinter), rhodonite, alabandite (only at depth), stibnite and arsenopyrite (both restricted to the basal Suárez Formation), pyrrhotite, hematite, proustite/pyrargyrite, acanthite, native silver, freibergite, boulangerite, and jamesonite and their oxidised products, valentinite or senarmontite.

The bulk of the gold is microscopic and associated with quartz, carbonates, and sulphides.  Much of the gold is “free milling” but the mineralization is moderately refractory with approximately 40% of the gold locked in sulphides.  However coarse visible gold is common.  Individual gold grains range from discrete specks <0.1 mm to “broccoli-like” arborescent crystals >10 mm across.  Visible gold occurs in all mineralized zones, in quartz or carbonate as well as within pyrite or silver sulpho-salt clusters; locally spectacularly so in ginguro bands.

Preliminary microprobe investigation of only a few samples show that gold fineness is typically lower in the northern segment, approximately 750, whereas grains in the central segment have fineness values in excess of 900 (pure gold is 1,000).  Silver sulphosalts are therefore interpreted to contain a percentage of the silver, enhancing the silver:gold ratios to approximately 1:1 in the upper part of the system.  At depth and to the south, the system becomes increasingly silver-rich relative to gold, with silver:gold ratios climbing to 10:1, the higher silver values are also associated with increases in lead and zinc tenor.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

10.0	EXPLORATION

Exploration has been undertaken by Kinross, its precursor companies (e.g. gold exploration by Climax), or by contractors (e.g. geophysical surveys).

10.1	Grids and Surveys

The current exploration grid consists of a north–south cut baseline with 100 m spaced east–west cut lines.  The grid is based on UTM coordinates (PSAD 1956 datum, zone 17S).  References to section lines are often abbreviated to xx00N from the UTM northing 958xx00 metres north.

The survey network used in the Fruta del Norte drilling campaigns was implemented in May 2004 using differential global positioning system instrument (GPS) survey observations by a Canadian consultant surveyor.  The datum used in the survey network is the Peruvian PSAD56 (Provisional South American) system applied to zone 17S.

In February 2008, Aurelian Resources Inc. contracted Network Mapping UK to conduct a light detection and ranging (LIDAR)/orthophotographic survey of a priority area in the Cóndor Project encompassing 402 km².  An integral part of the LIDAR survey was the establishment of an independent survey network using long (>1 hour) static observation sessions by way of a dual frequency differential (DGPS) receiver.

A ground control point at Las Peñas camp was established (rebar-enforced concrete monument), guaranteeing a fixed “zero point” designated as “GCP-01” (Ground Control Point-01).  An Instituto Geográfico Militar (IGM) tie-in consisted of >3 hrs of static GPS observation, set-up on IGM point Los Encuentros-1 located 17.59 km west–northwest of Las Peñas, established (by the IGM) at Escuela Gabriela Mistral, in the village of Los Encuentros, Zamora.  The Los Encuentros-1 data was purchased from the Instituto Geográfico Militar in Quito.  A tie-in to the International GPS System. (IGS) was performed by the AUSPOS processing engine of the University of NSW, Australia.  This is a system by which GPS geodetic observations are submitted and then calculated/calibrated using nearby IGS GPS stations.

When a comparison was made with the network established in 2004 it was found that substantial differences existed in XYZ coordination of the Cóndor Project survey network, as much as 6 m in X, 5.7 m in Y, and 13.8 m in Z.  These offsets are not entirely uniform across the Project area; hence collar data are not internally consistent.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

As part of the pre-feasibility study, Kinross resurveyed 159 of the 165 drill-hole collars.  In addition, Leiva Engineering of Quito (Leiva) duplicated the northings and eastings of 25 road monuments and some of the old hole collars that had been surveyed by Kinross.  It was found that the Kinross surveys corrected to an ellipsoid surface as opposed to EGM96 mean sea level; this resulted in the Leiva surveys having a 20 m difference to those of Kinross.  As modelling efforts had started using the ellipsoidal-corrected elevations, new infill-hole Z coordinates had a 20 m constant addition to keep consistent with the original database.

Since completion of the resource model, all collar coordinates have been recalculated in the EGM96 system.  Leiva has also established additional regional geodetic points in Colibri and Emperado to support future studies.

The topographic surface (DTM) used in the 2007 resource estimate was created from 3,003 points collected during the surveying of a 100 x 100 m grid across Fruta del Northe, drill hole collars, roads and trails and traverses between 2005 and 2007.  A larger DTM was acquired from IGM in 2005, which encompasses an area of 79.8 km². LiDAR data was acquired in February 2008 from a helicopter-mounted scanner.  Although data were used for pre-feasibility study purposes, the LiDAR survey quality is not acceptable for detailed studies, and the contractor has been unable to rectify the work.

In 2010 Kinross commissioned Walsh Consultants (Walsh) to reprocess the data with the purpose of reconstituting contours with corrected elevations.  The LiDAR topography, orthophotos, Kinross survey, and Leiva surveys have good agreement in northings and eastings; however Walsh used the ellipsoidal-corrected elevations as a base reference.  Kinross plans to re-do the LiDAR topography using EGM96 above mean sea level reference datum to determine elevations.

10.2	Geological and Structural Mapping

Geological and structural mapping have been completed at regional (1:25000 scale) to prospect-scale (1:2000).  Map results were used to identify areas of quartz veining, silicification and sulphide outcrop that warranted additional work.

Data from remote sensing, geophysics, geological mapping and drilling were integrated to build a picture of the regional fault configurations.  Analysis of Radarsat data showed that major topographic lineaments and regional geological contacts commonly trend north to south and northeast to southwest.  The gaps in Cretaceous cover depicted from Radarsat are interpreted to coincide with pre- and/or post-Cretaceous fault zones.  Geophysical data also defined a north–south orientated fabric in proximity to Fruta del Norte.  A more complex picture of lineament configurations was revealed from high resolution Ikonos images where drainage patterns in particular showed systematically-corrugated traces that may reflect localized offsets of the regional fault/lineament fabric.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

10.3	Geochemistry

Soil, channel, adit, grab and rock sampling were used to evaluate mineralization potential and generate drill targets.  A total of nearly 10,000 surface samples have been taken over the Project area.  Surface sampling was used as a first-pass exploration tool to identify areas of geochemical anomalism; some of these anomalies remain to be followed up.

10.4	Geophysics

10.4.1	Ground Geophysics

Ground geophysical programs completed to date include gradient array induced polarization (IP), resistivity and dipole-dipole array surveys.  Surveys have been used to delineate intrusive rocks, remnantly-magnetized volcanic rocks, fault mapping, basin fill mapping and delineation of pyrite-rich zones at depth.

10.4.2	Airborne Geophysics

In March 2008, AeroQuest international out of Mississauga, Ontario, Canada commenced an AeroTEM II survey (using a fitted LAMA helicopter) with the objective of acquiring total magnetic field and EM data over priority areas encompassing the Misahuallí Formation along the strike of the Peñas Fault Zone, the Suárez pull-apart basin and parts of the Zamora Batholith.  The main impediment to data acquisition was the inclement weather which typifies the often high precipitation cloud forest of the Cordillera del Cóndor.  With the mining mandate of April 2008, force majeure was declared with all contractors operating at Fruta del Norte; at this stage about 2% of the survey had been flown.  It is planned to re-fly the survey during 2011.

10.5	Drilling

Drilling completed on the Project is discussed in Section 11.

10.6	Bulk Density

Bulk density determinations are discussed in Section 12.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

10.7	Petrology, Mineralogy and Other Research Studies

Geological and exploration model reviews were undertaken for the Project generally, and the Fruta del Norte area specifically, by external consultants during 2006–2009.  Work completed included review of the geology and exploration potential of the Fruta del Norte deposit area and adjacent exploration targets, a textural and mineralogical zoning study of the deposit, and development of a synoptic view of the geology and genesis of the Fruta del Norte epithermal system.

Preliminary microprobe studies to support gold fineness assessments have been completed.  Mineralogical studies were commissioned during 2007 to verify minerals associated with veining, in particular to determine the presence of adularia.

Samples of hydrothermal minerals (molybdenite, marcasite, adularia) and igneous units were selected and submitted for radiometric isotope dating to Colorado State University (Re/Os) and the University of British Columbia (40Ar/39Ar, U/Pb).  Dates of about 170 Ma were returned for porphyry-related hydrothermal activity, and of about 160 Ma for epithermal-related hydrothermal activity.

10.8	Exploration Potential

The Project area has considerable additional exploration potential as illustrated on Figure 10-1.

Significant pre- and post-discovery exploration drilling was conducted in the environs of Fruta del Norte, typically on trend with the Peñas Fault Zone, flanking the fault zone (porphyry targets) or within the confines of the Suárez pull-apart basin.  The structural/metallogenic context of the Peñas Fault Zone is considered to be a key element in targeting areas that may host epithermal, porphyry-style and potentially mesothermal Au/Ag deposits in the Project area.

First-pass soil, stream sediment, and geophysical anomalies remain to be followed up on the ground.  Second-order soil and outcrop anomalies require additional sampling and drill testing.  Existing prospects outlined in Section 7.3 remain prospective, and will be subject to initial or infill drill testing where warranted.  The most prospective epithermal targets are currently considered to be the Ubewdy, Barbasco, and Emperado targets.  Porphyry-style targets that warrant additional work include the Tranca-Loma, Camp and Sandia targets.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 10-1: Exploration Potential Map

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Aurelian_concessions
Projects by exploration level
Deposit Au (2)
Prospect Au (4)
Prospect Cu (1)
Target Au (11)
Target Cu (2)
KINROSS
Aureliar
CONDOR PROJECT
Projects exploration

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

11.0	DRILLING

Drill campaigns completed between 1997 and August 2010 comprises 359 core holes for approximately 142,753.83 m (Table 11-1), completed at Fruta del Norte and a number of exploration prospects.  Of this total, 221 core holes (106,808.31 m) were completed at Fruta del Norte.  A drill hole location plan for Fruta del Norte is presented on Figure 11-1.

Table 11-1: Drilling Campaigns Summary

Drill Hole Number From	Drill Hole Number To	Deposit/Prospect	Number of Drill Holes	Total Metreage (m)	Start Date of Drilling	Last Date Drilled
CP-03-07	CPA-04-05	Aguas Mesas Norte	13	1,374.29	11/11/2003	10/28/2004
CP-03-01	CP-03-06	Aguas Mesas Sur	6	437.4	10/28/2003	11/10/2003
CP-04-001	CP-08-221	Bonza	46	13,004.36	6/11/1997	4/4/2008
CP-07-ET01	CP-07-ET11	El Tigre	12	3,730.05	4/22/2007	8/18/2007
CP-06-049	FDN 3750d01	Fruta del Norte	221	106,808.31	2/8/2006	8/15/2010
CP-08-223	CP-08-233	La Negra	2	1,273.05	3/23/2008	4/27/2008
CP-06-076	CP-08-215	Las Arenas	9	5,635.45	9/3/2006	3/22/2008
CP-07-150	CP-07-173	Papaya	6	2,729.76	8/13/2007	11/2/2007
CP-04-004	LZD-13	Peñas	26	4,878.3	6/21/1997	10/5/2005
CPU-04-01	CPU-04-09	Puente	9	1,266.45	9/15/2004	10/26/2004
CP-05-036	CP-05-038	Tranca Loma	3	649.75	5/19/2005	7/6/2005
CP-05-034	LZD-18	Ubewdy	6	966.66	6/27/1997	4/23/2005
Totals			359	142,753.83

Drill programs have been completed primarily by contract drill crew, supervised by geological staff of the Project operator at the time.  Where programs are referred to by company name, that company was the Project manager at the time of drilling, and was responsible for data collection.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 11-1: Drill Hole Location Plan

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KINROSS
Aurelian
CONDOR PROJECT

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

11.1	Drilling Methods and Equipment

11.1.1	Climax Drill Programs

Four phases of core drilling on the La Zarza concession conducted by Climax were contracted to Connors Perforaciones S.A.  The programs used a 20HH drill that could be dismantled and hand carried, and was capable of drilling up to 150 m of HQ core (63.5 mm core diameter) and to 300 m depth of NQ core (47.6 mm).  The Climax drill contracts stipulated at least one Canadian driller to operate and supervise the operation.

Core holes were collared with HQ size casings, and usually reduced to NQ2 before terminating at depths ranging from 50.9 m (LZD-03) to 323.7 m (LZD-19).  All drill holes were drilled toward 090° except LZD-03 to -05 which had 270° azimuths and LZD-07 with an azimuth of 075°.  Dip angles varied from 45-70°.

Core was photographed (only holes LZD-18 to LZD-22 of phase 4), geotechnical and geological features were logged, the core cut in half with a diamond saw and sampled on site.

11.1.2	Aurelian and Kinross Drill Programs

Drill contractors used on the Project by Aurelian include:

●      Paragon del Ecuador S. A. (Cuenca); Hydrocore rig;

●      Kluane Drilling of Vancouver; Hydrocore rig;

●      SFP-Drilling (Lima, Peru); skid-mounted Longyear-70; Christiansen CS-1000;

●      Major Drilling (Val D’or Canada); two Boyles-37 drill rigs; ATV5000 tractor-mounted machine;

●      Choque Drilling, (Cuzco, Peru); Longyear-38;

●      Roman Drill (Ecuador); Hydrocore-2000.

Rigs were initially transported on the trails to individual drill platforms by man-power following delivery by truck to San Antonio.  From 2007, all remote-operating man-portable rigs deployed on the project were lifted/air-supported by ICARO Helicopters whenever needed.

The core types produced varied according to the rig type; the majority of core, however, ranges from HQ (63.5 mm diameter) to NQ (47.6 mm) with lesser HQ3–NQ3 (for geotechnical purposes), NTW (56 mm) and BTW (42 mm).

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Drilling operations at Fruta del Norte involved rig set-ups at inclinations ranging between -45° and -84°, the majority of which were drilled from west to east (azimuth 090°), the bulk of the drill holes were collared west of the West Fault.

The drill holes were collared with tri-cone or HQ/NTW tools and reduced as necessary to NQ or BTW depending on the rig specifications. This generally occurred at a depth range of between 280 and 350 m, depending on the ground conditions, hole inclinations, and operator skill.  Many of the drill pads were used consecutively to fan drill up or down dip of the mineralized system before stepping out to infill on section.

Core is delivered onto a v-shaped landing iron on the wooden deck that comprises the rig working area. Core extracted from the inner tube (typically in discontinuous 3 m lengths) is fitted on the landing iron before being assembled and depth-marked (with wooden tags) into slots in HQ or NQ core boxes.  The core trays are lined with plastic to prevent the loss of fine material from the core barrel.  Core boxes were secured by either covering with lids fastened by loops of rubber inner tube or nailed shut, and hand-carried by field workers to the Las Peñas camp where a covered core logging facility is located.  Care was taken to keep all core boxes level and top-up during transport.

11.2	Logging Procedures

There is no information on the Climax logging procedures.  Micon (2005) noted that geotechnical and geological features were logged.

For the Aurelian and Kinross programs, once at the logging area the intact boxes were first clearly marked with durable metal tags and the contents photographed using a digital camera, tripod, and spotlight illumination.  In each case the core box was identified in the photograph with a label indicating box number, metreage and hole number.  A folding carpenter’s rule was also used to provide scale.

Initial logging comprised evaluation of geotechnical parameters, comprising core recovery (REC), rock quality designation (RQD), degree of breakage (BRKG), rock hardness (HARD), degree of weathering (WTHR), surface characteristic of joints (SHAPE) and roughness (RGS).

Geological logging was performed using paper logging sheets that were later transcribed to digital files.  Logging recorded lithology, alteration, presence of visible gold, mineralization, weathering, veining, textures, and structure, using pre-set codes.

Samples for assay were selected by the geologist in charge during the logging process.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

A summary drill hole trace at 1:1000 scale is also plotted using Gemcom software, giving the geologist the opportunity to summarize the hole and sketch in structural orientations in a form easily transferred to sections.

11.3	Collar Surveys

Collar locations were not surveyed for the Climax drill holes during the drill programs.

During the 2005–2007 drill programs, drill hole collars were located by professional Ecuadorian surveyors using a Total Station survey instrument.  The holes were surveyed during drilling, allowing an additional point to be surveyed higher up on the drill rods to give the precise 3D drill hole orientation at the collar.  Subsequent to the completion of drilling operations, all collars were marked with a PVC tube encased in a flat basal concrete mount on which a metal tag is affixed with the drill hole number and the coordinates.

During the same programs, the existing Climax drill collars, where they could be located, were surveyed.

Drill holes completed since the moratorium was lifted have all been surveyed by company personnel using Total Station survey instruments.

11.4	Downhole Surveys

Of the 222 core drill holes at Fruta del Norte, 62.6% were surveyed for azimuth and inclination using down-hole digital borehole surveying instrumentation.  The remainder of drill collars were surveyed using more basic single-shot instruments.

Core holes from the Climax programs were surveyed by either acid-tests or Tropari tests.

The initial 12 Aurelian core holes were downhole surveyed by acid tests.  Core hole CP-04-13 was surveyed using a Sperry Sun downhole camera.  Drill holes CP-04-14 through CP-04-28 were surveyed by acid test at a depth of 50 m and thereafter by Tropari except for Holes CP-04-18 and 19 which were surveyed only by acid tests.  In general the holes were surveyed approximately every 50 m downhole and at end of hole.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Downhole surveys during 2006–2007 were conducted with either a Sperry Sun or Tropari single shot survey instruments taking a measurement every 50 m, or a Flexit digital multi-shot survey instrument with a reading every 30 m, down the drill hole.  The instrument is placed in a non-magnetic brass tube that projects 3 m beyond the end of the drill string.  The tools give the drill hole azimuth (readable to within 1° for Sperry Sun or Tropari or to 2 decimal places for the Flexit) and dip (readable to within 1° on the Tropari, 0.5° on the Sperry Sun and 2 decimal places on the Flexit).  The instruments were regularly checked in a down hole survey instrument check station at the Peñas camp to ensure the correct calibration was maintained.

With the arrival of skid-mounted drill rigs, Flexit and Reflex digital multi-shot survey instruments have been used to provide more accurate bore-hole survey measurements with a reading on azimuth, dip, rotation angle with respect to gravity and magnetic north, intensity and inclination of the magnetic field and also bore hole temperature.  These parameters were measured every 30 m.  The digital bore-hole survey instrumentation is enclosed in a non-magnetic brass tube that projects 3 m beyond the end of the drill string.

11.5	Recovery

No recovery data are available for the Climax drilling.

Core recovery for the Aurelian drill programs was assessed by measuring the in-box length of core between marker blocks, along the centerline, after assembling and fitting pieces together.  These lengths were compared against the depths recorded on the marker blocks.  Recovery was calculated using the formula:

REC% = (recovered length/indicated length) * 100.

For the majority of the Aurelian drilling, recovery was typically in the 95% to 100% range and commonly exceeded 98%.  Occasionally, recovery appeared to exceed 100% but this is probably due to difficulty in measurement of gouge intervals, rather than downhole caving.

Recoveries for the Kinross drill programs have generally returned recoveries of 98-100% for all rock types other than overburden, which had lower recoveries.

11.6	Deposit Drilling

The deposit was systematically drilled out on 50 to 100 m sections between lines 2500N and 3900 N; the grade and mineralization intensity characteristics clearly delineated zones of high-grade and high volume mineralization in the north versus more disperse albeit locally high-grade mineralization in the south.

Infill drilling on 50 m centres was focused over 350 m of strike between 3300N and 3600N.  The drilling tactic typically involved fan drilling from the pad collar to facilitate between 50 m and 25 m infill before stepping out across strike to define the up or down-dip geometry.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Even though the majority of Aurelian core holes are drilled with an easterly (approximately 90°) azimuth and the dominant dip of the mineralized system is west, no single method or percentage adequately describes the complex relationship between down hole (core) length and the true width of the intersected mineralized zones.  Drill hole inclinations vary significantly (from -45° to -84°) and the mineralized zones have variable orientations from moderate to steep westerly to steep easterly orientations.  Therefore most holes intersect the zones at an angle and the drill hole intercept widths reported for the Project are not true widths.  Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

An example of the relationship between true widths, drill intercepts, lithologies and gold grades for drill-hole intervals in drill holes is shown on the cross-section included as Figure 11-2.

Example drill intercepts are summarized in Table 11-3, and are illustrative of nature of the mineralization within the Mineral Resource estimate area.  The example drill holes contain non-mineralized intersections and areas of higher-grade in lower-grade intervals.

11.7	Geotechnical Drilling

For the purposes of identifying potentially suitable locations for mine infrastructure, hinging on rock mass characteristics and ground water conditions, two geomechanical drilling campaigns were conducted in various areas as follows

Table 11-2: Geotechnical Drilling Campaigns Summary

Geotechnical Consultant	Date	Area	Meters Drilled	Number of Holes	Drill Type	Drilling Company
Golder, Associates	2007-8	FDN	4,363	13	B-37, Hydrocore 2000	Major Drilling
Itasca	2010	FDN	2,691	7	LF70, CS1000	SFP
Itasca	2010	South Portal	1,023	6	LF70, CS1000	SFP
Klohn Crippen Berger	2010	Plant & Tailings	378	6	Acker Hill Billy	Hidrosuelos
			8455	32

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 11-2:  Drill Section, Fruta Del Norte, Section 9583200 N

Note:  Pale green stipples = Misahuallí Formation andesite; pale blue stipples = sandstone cover; white stipples = conglomerate; horizontal stripes = sinter; dark green stipple = post-conglomerate andesite.  Relative sizes of blue histograms on right hand side of drill trace indicate gold grade tenor.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The Golder boreholes were cored HQ in their upper portions, reducing to NQ at depth, using triple tube (HQ3 and NQ3). Logging and in situ testing were carried out or monitored by Golder personnel, with logistical, geological, logging and other technical support provided by Aurelian staff.  Packer testing equipment and point load tester used for the work were purchased by Aurelian Resources and were stored on-site. Rock strength testing performed off-site was conducted either at Queen’s University, Kingston, Ontario, Canada, or at the Polytechnic University in Quito, Ecuador (Escuela Politecnica Nacional).

The Itasca boreholes were drilled using HQ3 triple tube and Reflex Act oriented core devices.  Holes were logged by Kinross geotechnical staff using Itasca procedures. Core was systematically point load tested and representative samples were selected for compression testwork at the same analytical facilities.

The objectives of the investigations were to provide a geotechnical model of the Fruta del Norte mine block and surrounding infrastructure and recommendations on stope geometries, mine sequencing and geotechnical issues to support the pre-feasibility and feasibility studies.

Table 11-3:  Summary Drill Hole Intercept Table

Cross Section	Drill Hole ID	Collar Azimuth	Collar Dip	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
9582700N	CP-06-98	91.9	-65.1	No significant intercepts
	CP-07-104	90.5	-65.6	423.70	648.50	224.80	2.06	5.8
	CP-07-116A	91.2	-65.4	405.50	553.20	147.70	2.37	6.6
				560.00	649.70	89.70	3.27	12.6
	CP-07-117	94.9	-64.6	358.10	388.88	30.78	1.02	6.2
				397.88	589.44	191.56	1.84	11.9
	CP-07-125	92.4	-64.3	330.60	387.70	57.10	0.9	5.4
9583100N	CP-06-74	91.1	-59.4	313.20	485.00	171.80	3.84	4.7
				503.58	526.85	23.27	1.84	7.7
				559.50	560.50	1.00	16.85	14.1
	CP-06-77	87.7	-83.9	No significant intercepts
	CP-07-103A	91.2	-63.1	30.420	493.90	189.70	2.56	7.8
	CP-07-133	85.4	-61.5	555.00	588.00	33.00	0.71	1.4
9583300N	CP-07-101	87.6	-53.3	254.00	518.00	264.00	5.40	8.8
	CP-07-107	271.2	-60.1	265.25	473.54	208.29	6.27	10.6
	CP-07-130	88.2	-59.3	250.00	422.70	172.20	7.71	8.2
9583600N	CP-06-92	87.8	-62.9	316.00	418.49	102.49	4.98	9.9
	CP-07-95	90.8	-59.4	117.34	214.88	97.54	11.92	13.2
				284.50	342.63	58.13	1.31	2.6
	CP-07-96	89.8	-45.7	130.55	170.68	40.13	5.27	88.9
	CP-07-120	270.1	-75.0	150.70	423.50	272.80	5.79	8.0
	CP-07-123	90.6	-49.5	No significant intercepts

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

11.8	Comment on Drill Programs

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the Aurelian and Kinross exploration and infill drill programs in the period 2006 to 2010 are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:

●	Core logging meets industry standards for gold and silver exploration;

●	Collar surveys have been performed using industry-standard instrumentation;

●
Downhole surveys performed by Aurelian have been performed using industry-standard instrumentation.  The acid tube down hole surveying method used for some Climax drill holes does not provide azimuth information;

●	Recovery data from core drill programs are acceptable;

●	Geotechnical logging of drill core meets industry standards for planned underground operations;

●
Drilling is normally perpendicular to the strike of the mineralization.  Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

●
Drill orientations for Fruta del Norte are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area.  Drill orientations are shown in the example cross-section (Figure 11-2), and can be seen to appropriately test the mineralization;

●	Drill hole intercepts as summarized in Table 11-3 appropriately reflect the nature of the gold mineralization;

●	No Climax-era drilling is used to support Mineral Resource or Mineral Reserve estimation.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

12.0	SAMPLING METHOD AND APPROACH

12.1	Geochemical Sampling

Soil and auger samples collected during Climax exploration programs were completed at a sample density was generally every 50 m on east-west lines (100–200 m apart), with closer line spacing and sample density (every 25 m) over the Ubewdy and Bonza prospects. The auger provided 1.5–3.0 kg samples of C-horizon soil or saprolite from 1–3 m depths.

Climax pit spacing decreased from 25 m to 10 – 20 m intervals during the two-phase pitting program.  Pits were dug from 1 – 3 m depth.  Sample sizes and intervals were not reported.

The preferred Aurelian sample consisted of chips collected by hammer horizontally from bedrock in trenches, pits or underground workings, ideally perpendicular to the principal direction of veining, fracturing or other evidence of structural control on the mineralization.  Chip samples typically consisted of 2 – 4 kg of rock collected over 2 m to 4 m long tape-measured intervals, placed in new plastic bags and secured with single-use plastic ties. Six to eight samples were placed in larger robust sacks (rice bags), which were then secured with a single-use plastic tie.

12.2	Trench Sampling

For trench sampling performed by Aurelian, two parallel saw cuts, approximately 4 cm apart, were made along the centre line of the trench floor to a depth of approximately 3 cm using a portable diamond rock saw.  This was done to approximate the volume of sample collected from a diamond drill core thereby maintaining a consistent sample bias. Care was taken to ensure that the saw cuts were of constant depth.

The intervening rock between the cuts was removed using hammer and cold chisel in order to excavate a continuous channel.  Sample locations were identified by metal tags fastened to the trench wall at the start of each sample.  The trench walls were also marked up using spray paint.

The majority of channel samples taken were of 2 m lengths.  Where appropriate, due to veining or changes in lithology, these samples were occasionally shortened.

Individual sample locations were surveyed by a total station survey instrument in order to locate samples in 3D space.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Once collected, channel samples were placed in new plastic bags along with one portion of an individually numbered sample ticket from laboratory-provided sample booklets.  The bag was labelled with the ticket number and securely closed with a single-use plastic cable tie.  For sample preparation and analytical purposes, trench samples were treated in the same way as drill core samples.

12.3	Core Sampling

Drill core from the Climax programs was sawn in half and sampled at 2 m intervals, regardless of geology.  Each sample consisted of 2 m composites of half core, with the exception of the first and last intervals in each hole.

During the Aurelian and Kinross logging programs, and once at camp, the core trays are marked up with the starting and ending metreage, written at the ends of the trays with a marker.  An aluminum tag with the hole number, box number and metreage is then stapled to the front of each tray.  Core blocks are covered with an aluminum permi-tag with the depth inscribed and written over in black marker pen for clarity in core tray photographs.

The start and end of each selected sample interval is marked with a red wax pencil mark across the core and sample numbers are written on the edge of the core box channels at the start and end of each sample interval.  Intervals denoting the position in the sample tag sequence of field duplicate, blank and analytical standards are also marked on the core box.  Different coloured tape was stapled to the boxes to indicate the position and type of duplicate sample.  A permanent aluminum tag with the sample number inscribed on them was stapled to the inside of the core box channel at the start of each sample interval.

A cut line was marked on the core as a guide for sawing of half-core samples for assay.  The cut line position is marked by fitting the ends of the core together, to align them as they came out of the hole, and using a ruler to draw a line down the core axis with a red wax pencil.  This mark up is done after the trays are photographed.  Cut line positions are selected by the logging geologist to produce two halves with equal proportions of mineralization.  Typically this is done by marking the cut line down the long axis of the ellipses described by the intersection of the veins with the core circumference.

All strongly altered or epithermal-mineralized intervals of core were sampled, with the exception of some intervals within the Suárez Formation once it was established that this material did not contain potentially economic levels of gold.  Sampling always began at least five samples above the start of mineralization typically encompassing the basal 10 – 20 m of Suárez Formation.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Sample intervals were selected using the following criteria.

●	Maximum sample length of 2 m in un-mineralized lithologies;

●	Maximum sample length of 1 m in mineralized lithologies;

●	Smaller samples may be selected around high grade, visible gold-bearing veins;

●	Minimum sample length of 20 cm;

●	Geological changes in the core such as major mineralization/alteration intensity and lithology changes were used as sample breaks;

●	Core size changes and any zones of core loss were used as sample breaks;

●	Large discrete veins that might possibly be modelled or mined as separate structures were sampled separately;

●	The begin/end marks were placed so that the entire vein ended up in the sample(s) and the vein is not smeared into samples on either side.

The following standard sampling procedures were employed:

●	The right hand side of the core (looking down the hole) was always sampled;

●	After cutting, half the core was placed in a new plastic sample bag and half was placed back in the core box;

●	Between each sample, the core saw and sampling table areas were washed to ensure no contamination between samples;

●	Field duplicate, blank (Hollín Formation quartz sandstone) and analytical standards were added into the sample sequence as they were being cut;

●
After cutting of samples containing visible gold, a piece of abrasive quartz sandstone was cut to clean the diamond blade.  This was done to prevent contamination of the following sample with gold that may have become smeared onto the blade;

●
Sample numbers were written on the outside of the sample bags twice and the tag from the ALS Chemex sample book was placed inside the bag with the half core.  The bags were sealed using single-use plastic cable ties;

●	Sample numbers on the bags were checked against the numbers on the core box and the sample book;

●	The core cutting area is within the core logging shed and the logging geologists regularly checked the precision of the core cutting and sampling;

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●	The sealed plastic sample bags were placed in large plastic twine (rice) sacks (usually between eight and 10 samples per sack) and sealed using single-use plastic cable ties;

●	The sacks were weighed and the sack number, sample numbers, sack weight and date written on the outside of the sacks.

All sampling was performed in an area adjacent to the logging facility and under the direction of the logging geologists.

One half of the core has been retained in the field for future examination and verification.  The half sampled for assay was placed in new plastic bags along with one portion of an individually-numbered sample ticket from a laboratory-provided sample booklet.  The bag was labelled with the ticket number and securely closed with a single-use plastic cable tie.

Two or more securely tied sample bags containing core were placed in larger plastic bags which were secured with single-use plastic ties. These bags were placed into robust sacks (rice bags) which were also secured with a single-use plastic tie before transportation from the field.

Sacks containing samples were generally stored briefly (less than 1 week) at the field camp or at the Peñas camp before transport by canoe or men to vehicles at San Antonio.  The Peñas camp has 24-hour security guard patrols (two guards per shift, day and night), who monitor any activity in the core shed area.  A number of security companies have been contracted for this purpose. Samples were then transported overland by company drivers using light trucks to Quito where the custody of the samples was transferred to laboratory personnel.

12.4	Bulk Density Determinations

After the core has been sampled, intervals of solid core, approximately 20 cm in length, were selected for bulk density (as opposed to specific gravity or SG) determinations.  Locally, the mineralization at Fruta del Norte has open pore spaces requiring a bulk density rather than SG measurement.

Measurements were made from every hole at an interval of approximately 50 m in un-mineralized rock and every 20 m in the mineralized system.  The procedure used was the Marcey method, where the sample is dried, weighed, waxed and then weighed in water.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Bulk densities used to support Mineral Resource and Mineral Reserve were assigned as average values to the estimation domains, and are summarized in Table 12-1.

Table 12-1:  Density Data Summary

Rock Type Code	F	Fo	H	I	M	N	S	VN	Xh	Xp
Count_n	75	45	31	809	708	33	610	98	300	324
Minimum (t/m3)	2.44	2.37	2.36	2.48	2.44	2.38	2.37	2.41	2.43	2.50
Maximum (t/m3)	2.89	2.90	2.61	2.92	2.92	2.77	2.94	2.93	2.91	2.93
Mean (t/m3)	2.63	2.66	2.46	2.69	2.73	2.54	2.62	2.58	2.62	2.72
Median (t/m3)	2.63	2.68	2.45	2.70	2.74	2.52	2.62	2.57	2.61	2.72
Range	0.45	0.53	0.25	0.44	0.48	0.39	0.57	0.52	0.47	0.43
Variance	0.00	0.02	0.01	0.01	0.01	0.01	0.00	0.01	0.01	0.00
Standard Deviation	0.07	0.13	0.07	0.07	0.08	0.08	0.06	0.08	0.08	0.07
Percentile 5 (t/m3)	2.53	2.43	2.37	2.58	2.59	2.42	2.52	2.48	2.51	2.61
Percentile 10 (t/m3)	2.55	2.51	2.37	2.60	2.62	2.48	2.55	2.49	2.54	2.64
Percentile 15 (t/m3)	2.56	2.53	2.39	2.62	2.64	2.48	2.57	2.51	2.56	2.66
Percentile 20 (t/m3)	2.58	2.56	2.40	2.63	2.66	2.49	2.58	2.52	2.56	2.67
Percentile 25 (t/m3)	2.59	2.57	2.42	2.65	2.68	2.49	2.59	2.53	2.57	2.68
Percentile 50 (t/m3)	2.63	2.68	2.45	2.70	2.74	2.52	2.62	2.57	2.61	2.72
Percentile 75 (t/m3)	2.68	2.75	2.49	2.74	2.79	2.59	2.65	2.61	2.67	2.76
Percentile 95 (t/m3)	2.72	2.84	2.59	2.82	2.86	2.66	2.71	2.73	2.78	2.82
Percentile 99 (t/m3)	2.81	2.90	2.61	2.87	2.90	2.74	2.78	2.80	2.82	2.90

Key to rock type codes:  F – Fruta Andesite; M – Misahualli volcanic basaltic-andesite; VN – Vein (>1m thick, >80% infill); Fo – Post mineralisation fault zone; N – Sinter facies; Xh – Hydrothermal eruption breccias; H – Hollin formation; S – Suarez sediments; Xp – Phreatomagmatic breccia; I – Intrusive andesite-dacite porphyry.

12.5	Comment on Sampling Method

A description of the geology and mineralization of the deposit, which includes lithologies, geological controls and widths of mineralized zones is given in Section 7 and Section 9.

A description of the sampling methods, location, type, nature, and spacing of samples collected on the Project is included in Section 10 and Section 12.  Sample locations have been disclosed in maps in previous technical reports on the Project as listed in Section 2.4.

A description of the drilling programs, including sampling and recovery factors, are included in Section 11 and Section 12.  No factors were identified with the Aurelian or Kinross drill programs that could affect Mineral Resource or Mineral Reserve estimation.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 11-1 in Section 11, which shows drill hole collar locations for the Fruta del Norte deposit, indicates that the size of the sampled area is representative of the distribution and orientation of the mineralization.

A summary of relevant sample composites with sample values and estimated drill intercept widths was included in Figure 11-1.  This section displays typical drill hole orientations for the deposits, shows summary assay values using histogram ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outlines areas where higher-grade intercepts can be identified within lower-grade sections, with the higher-grade values noted in the accompanying text.  The section confirms that sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades.

Data validation of the drilling and sampling program is discussed in Section 14, and includes review of database audit results.

Drill sample representativeness, widths and grades are validated by twin and infill drilling as discussed in Sections 11 and 14.

In the opinion of the QP, the Aurelian and Kinross sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes, based on the following:

●	Data are collected following industry standard sampling protocols;

●	Sampling has been performed in accordance with industry standard practices;

●
Sample intervals in core drilling comprising a maximum of 1 m for mineralized material, and maximum of 2 m for un-mineralized material, and a sample minimum interval of 20 cm, which are broken at lithological and mineralization changes in the core, are typical of sample intervals used for epithermal gold and silver mineralization in the industry, and are considered to be adequately representative of the true thicknesses of mineralization.  Not all drill material may be sampled depending on location and alteration;

●	The specific gravity determination procedure is consistent with industry-standard procedures;

●	There are sufficient specific gravity determinations to support the specific gravity values utilized in waste and mineralization tonnage interpolations.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

Aurelian and Kinross staff were responsible for the following:

●	Sample collection;

●	Core splitting;

●	Delivery of samples to the analytical laboratory;

●	Density (specific gravity) determinations;

●	Sample storage;

●	Sample security.

13.1	Analytical Laboratories

Climax used Bondar Clegg Laboratories in Canada and Bolivia for assay for its drill programs.  Bondar Clegg has subsequently been purchased by ALS Chemex Laboratories (ALS Chemex).  At the time of analysis, Bondar Clegg was independent of Climax.  Accreditation status of the laboratory is not known for that time.

Two Quito laboratories have been used as primary laboratories for Aurelian and Kinross sample preparation, ALS Chemex and Inspectorate Services (Inspectorate).  ALS Chemex analyzed samples from its Ecuador preparation laboratory at its Vancouver, B.C. and Lima, Peru laboratories.  Inspectorate performs its analyses in Peru.  SGS Laboratories of Toronto, Canada, acted as the umpire laboratory for the Aurelian and Kinross programs.  All of the analytical laboratories used in the Aurelian and Kinross work programs are ISO-9001 accredited and are independent of Climax, Aurelian and Kinross.

13.2	Geochemical Sample Preparation and Analysis

Climax soil and auger samples were prepared by Bondar Clegg.  Preparation involved drying and crushing the sample to -40 mesh, after which 300 g splits were pulverized to -150 mesh.

Climax geochemical samples other than soil samples were collected by Bondar Clegg personnel who delivered the samples to their sample preparation facility in Quito.  All samples were weighed, dried, weighed, crushed to -2 mm and riffle split to 250 g.  The small split fraction is milled to <75 µm (-200 mesh) in chrome steel equipment.  Approximately 100–150 g of the pulverized fraction was shipped to ALS Chemex in Vancouver and the remainder, including the coarse reject fraction was stored in Quito. An aliquot of about 50 g was analysed for gold and silver by fire assay with a gravimetric finish.  The detection limits were 0.05 ppm Au to 1000 ppm Au and 5 ppm Ag to 3,500 ppm Ag.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

13.3	Core Sample Preparation

13.3.1	Climax

There is no information available for the sample preparation procedures for Climax drill core.

13.3.2	Aurelian/Kinross

The preparation protocol employed by ALS Chemex Quito for drill holes CP-06-49 to CP-06-53 (upper part) was:

●	Oven dry the sample on steel trays;

●	Crush entire sample to better than 70% passing -2 mm (10 mesh);

●	Riffle split 250 g;

●	Pulverize the 250 g split to better than 85% passing -75 µm (200 mesh);

●	110 g pulps sent (via DHL courier) in Kraft bags to Vancouver for analysis.

After drill hole CP-06-53, the primary laboratory was changed to Inspectorate Services, on the promise of faster sample turnaround time.

The preparation procedure used at Inspectorate for drill holes CP-06-53 (lower part) to CP-06-56 comprised:

●	Oven dry the sample on steel trays;

●	Crush entire sample to better than 90% passing -2 mm (10 mesh);

●	Riffle split 1,000 g;

●	Pulverize 1,000 g split to better than 90% passing -100 µm (150 mesh);

●	Clean sand flushes between each pulverization;

●	100 g pulps sent (via TNT courier) in Kraft bags to Peru for analysis.

As a result of continued slow assay turnaround times, ALS Chemex was again selected as the primary laboratory.  Due to the amount of visible gold observed in drill core to this point the preparation procedure was changed to include the pulverizing of larger splits after the crushing stage.  Quartz flushes were requested between samples.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The preparation protocol employed by ALS Chemex Quito for all drilling from drill hole CP-06-57 onward was:

●	Oven dry the samples on steel trays;

●	Crush entire sample to better than 70% passing -2 mm (10 mesh);

●	Riffle split 1,000 g;

●	Pulverize 1,000 g split to better than 85% passing -75 µm (200 mesh);

●	Clean pulverisers with quartz flush between samples;

●
110 or 200 g pulps sent (via DHL) in Kraft bags to Vancouver for analysis (the pulp weight sent was increased part way through the program to improve assay turnaround time should re-assays be required).

13.4	Sample Analysis

13.4.1	Climax

Climax soil and auger samples were sent to Bondar Clegg in Canada for fire assay Au and multi-element analysis.  There are Au, Ag, copper (Cu), lead (Pb), zinc (Zn), and arsenic (As) data for all samples plus molybdenum (Mo), antimony (Sb), barium (Ba) and manganese (Mn) for some samples in the multi-stage survey.

Pit samples were analysed by fire assay for Au and either a five element suite comprising Ag, Cu, Pb, Zn, and bismuth (Bi) by aqua regia digest with an AA finish or 34 element ICP spectroscopy at Bondar Clegg in Bolivia or Canada.

Climax core samples were analysed for gold by fire assay (50 g) by Bondar Clegg in Canada or Bolivia.  Multi-element inductively coupled plasma (ICP) data by Bondar Clegg are available for the first six holes (LZD-01 to -06).

13.4.2	Aurelian/Kinross

All samples are analyzed for gold.  A multi-element geochemistry package is used with re-assays for some elements which exceeded certain threshold values.  As with the sample preparation, the assaying protocols used have varied somewhat over the course of the drilling programs.

The analytical protocol employed by ALS Chemex Vancouver for drill holes CP-06-49 to CP-06-53 (upper part) was:

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●	Gold was determined by 30 g fire assay with an inductively coupled plasma - atomic emission spectroscopy (ICP-AES) finish (method code AU-ICP21, assay range 0.001 g/t Au to 10 g/t Au);

●
If gold assays greater than 10 g/t were detected then over-limit re-assays were completed using a 50 g fire assay with a gravimetric finish (method code AU-GRA22, assay range 0.05 g/t Au to 1,000 g/t Au);

●
Multi-element analysis was performed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 ppm to 100 ppm).  Over-limit re-assays were run for silver, zinc lead and copper if Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm.  Over-limits were completed using an aqua regia acid digestion and atomic absorption spectroscopy (AAS) finish (silver assay range 1 ppm to 1,500 ppm).

The analytical procedure used at Inspectorate for drill holes CP-06-53 (lower part) to CP-06-56 comprised:

●
Gold was determined by 50 g fire assay with an AAS finish (method Au FA/AAS 50g, assay range 0.005 g/t Au to 5 g/t Au).  If the gold assay was greater than 5 g/t then over-limit re-assays were completed using a 50 g fire assay with a gravimetric finish (assay range 0.01 g/t Au to 1,000 g/t Au);

●	Multi-element analysis was completed using a 32 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method ICP-AES 32, silver assay range 0.2 ppm to 200 ppm).

The analytical protocol employed by ALS Chemex Vancouver for drill holes CP-06-57 to CP-06-92:

●
Gold was determined by 50 g fire assay with an ICP-AES finish (method code AU-ICP22, assay range 0.001 g/t Au to 10 g/t Au).  If gold assays greater than 10 g/t were received then over-limit assays were completed using a 50 g fire assay with a gravimetric finish (method AU-GRA22, assay range 0.05 g/t Au to 1,000 g/t Au);

●
Multi-element analysis was completed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 ppm to 100 ppm).  For sample results with Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm over-limit re-assays were completed using aqua regia acid digestion and an AAS finish (silver assay range 1 to 1,500 ppm).

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The analytical protocol employed by ALS Chemex Lima for drill holes CP-06-93 to CP-06-236 was:

●
Gold was determined by 50 g fire assay with an ICP-AES finish (method code AU-ICP22, assay range 0.001 g/t Au to 10 g/t Au).  If gold assays greater than 10 g/t were received then over-limit assays were completed using a 50 g fire assay with a gravimetric finish (method AU-GRA22, assay range 0.05 g/t Au to 1,000 g/t Au);

●
Multi-element analysis was completed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 ppm to 100 ppm).  For sample results with Ag >100 ppm, Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm over-limit re-assays were completed using aqua regia acid digestion and an AAS finish (silver assay range 1 to 1,500 ppm).

The analytical protocol employed by ALS Chemex Lima for drill holes all drill holes from CP-06-237 was:

●
Gold was determined by 50 g fire assay with an AAS finish (method code AU-AA24, assay range 0.005 g/t Au to 10 g/t Au).  If gold assays greater than 10 g/t were received then over-limit assays were completed using a 50 g fire assay with a gravimetric finish (method AU-GRA22, assay range 0.05 g/t Au to 1,000 g/t Au).

●
Multi-element analysis was completed using a 34 element package (including silver) with an aqua regia acid digestion and ICP-AES finish (method code ME-ICP41, silver assay range 0.2 ppm to 100 ppm).  For sample results with Ag >100 ppm over-limit re-assays were completed using aqua regia acid digestion and an AAS finish (silver assay range 1 ppm to 1,500 ppm).  Only for drill holes CP-09-237, CP-09-238, CP-09-239, CP-09-240 the samples results with Zn >10,000 ppm, Pb >10,000 ppm and Cu >10,000 ppm over-limit re-assays were completed using aqua regia acid digestion and an AAS finish, the others holes used the upper limit as a value in the data base.

Check samples were exchanged between the ALS Chemex and Inspectorate assay laboratories from all significant intercepts.  In addition, umpire laboratory check assays have been conducted at a third laboratory and check assaying using an AAS finish on both gold and silver has been performed.  Gold check assays have also been completed using screen metallic fire analysis.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

13.5	Quality Assurance and Quality Control

The quality assurance and quality control protocol (QA/QC) adopted by Aurelian and Kinross comprise a series of industry-standard procedures designed to monitor the precision and repeatability of the reported assay results and identify any problems at the laboratory.  Submission rates are summarized in Table 13-1, and rates of check assaying are shown in Table 13-2.

Table 13-1: QA/QC Sample Submission Summary

	Sample Type	Number of Samples	Percent of Total
Aurelian Programs	Regular Samples	42,637	84.82
	Blanks	2,780	5.53
	Field duplicates	1,199	2.39
	Reject duplicates	1,240	2.47
	Analytical standards	2,411	4.80
	Total Aurelian	50,267	100.00
Kinross Programs	Regular Samples	11,188	86.75
	Blanks	682	5.29
	Field duplicates	248	1.92
	Reject duplicates	277	2.15
	Analytical standards	502	3.89
	Total Kinross	12,897	100.00%

Table 13-2: Check (Repeat and Re-assay) Sample Submission Summary

	Sample Type	Number of holes	Number of Work Orders	Number of Samples
Aurelian Programs	Screen metallic fire assay repeats	17	15	540
	Work orders repeated (Au)		31	2,805
	Work orders repeated (Ag)		26	2,456
	Umpire laboratory QA/QC samples	18		245
	Total Aurelian			6,046
Kinross Programs	Umpire laboratory QA/QC samples	49		725
	Total Kinross	49		725

13.5.1	Blanks

Blanks were inserted into the sample stream to test for the satisfactory cleaning of laboratory equipment between samples and to detect if contamination was occurring during their preparation.  Blank material was initially derived from Hollín Formation sands; the current blanks are from Hollín Formation intact rocks.

Blank assays that exceed ten times the detection limit are determined to have fallen into the criterion which shows possible contamination and/or sample switches.  In all cases where spurious sample results were returned, the entire assay batch was re-analysed in the 2006 – 2008 drill campaigns and ten sequential samples both above and below the outlier in the 2009 – 2010 drill campaign.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

ALS-Chemex are considered to have provided adequate preparation and assay procedures but more care is required during sample registry as some sample switching has occurred.  This represents only a small percentage (0.7%) of all assay data.

13.5.2	Duplicates

Duplicates were inserted into the sample stream in order to test the reproducibility of analytical results.  Two types of duplicate samples have been used, field duplicates and reject duplicates.

Repeatability between regular samples and field duplicate samples is considered acceptable.  Scatter plots prepared for field duplicate and reject duplicate data show a strong correlations, and consequently a high level of confidence in laboratory practices.  The duplicate QA/QC results confirm that the gold and silver assays have good precision and accuracy.

13.5.3	Certified Reference Materials

Analysis of properly homogenized, certified standard reference materials (CRM) with known gold and/or silver values are used to test laboratory accuracy.  CRMs were inserted every 20th sample.  The initial five CRMs were sulphide-matrix with a known gold, or gold and silver, value that ranged between low and moderate gold grades, and were produced by Rocklabs of New Zealand.  In late 2007, two additional higher grade CRMs were added due to the significant visible gold encountered during later drilling.  The grade of standard to be inserted is selected by the logging geologist based on the expected grade range of the surrounding core samples.

Where analytical results for the CRMs lie outside standard deviation max–min values, the batch is re-analyzed.  When laboratory work orders are repeated and the original results are found to be satisfactory they are left unaltered in the database.  If different assays results are obtained then the new result is used in the database.  No selective averaging is done.

The CRM QA/QC results confirm that the gold and silver assays have good precision and accuracy.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

13.5.4	Umpire Laboratory Checks

Aurelian selected samples from all of the major mineralized intercepts at the Fruta del Norte deposit for check assaying at additional laboratories.  The umpire laboratories used were Inspectorate Services, Peru and SGS, Toronto.  This program was conducted to check both the sample preparation and biases of the assay facilities of the primary laboratories.  The Aurelian protocol for selecting the samples was:

●	Samples from each major mineralized drill hole intercept were sent for umpire laboratory QA/QC analyses;

●	Between 10 and 30 samples were selected from each intercept;

●	To make sure the sample population was representative, the samples were chosen as runs of samples from areas which show variable grade (typical of the mineralized system), mineralogy and geochemistry.

Aurelian considered the correlation between the laboratories to be good, with no serious issues identified.  Results are reasonable, particularly when considering that the duplicate re-assays are sometimes reject duplicates and not pulp duplicates since there is inherently more variability in reject duplicates.

Kinross also submitted check samples to Inspectorate from the 2009–2010 drill campaign.  Inspectorate tended to assay slightly lower (2% excluding the top 2 high grades) than ALSChemex for both samples and standards.  No significant differences were detected and no changes were made to the original database.

13.5.5	Screen Metallic Fire Assaying Checks

Due to the observed occurrence of significant quantities of visible gold, Aurelian conducted selected screen metallic fire assay check assays.  This assay method is considered a superior method in deposits containing significant coarse (nuggety) gold and is used in order to determine the amount of nugget effect present.  Nugget effect results in high variability between one analysis and a repeat analysis and is caused by single large nuggets of gold either making it, or not making it, into the relatively small 30 g or 50 g sub-sample (aliquot) which is assayed.

For screen metallic fire assaying, typically, a much larger than normal sample size is pulverized, and then sieved, to collect a coarse fraction containing any large pieces of native metal.  The total weight of the coarse fraction and a representative portion of the fine fraction are then assayed.  Intermediate results are reported for each fraction and a final assay is determined for the weighted average of the fractions.

At Fruta del Norte a total of 540 samples have been repeated by the screen metallic fire assay method.  Of these, 46 samples were from hole CP-06-51, 147 samples from hole CP-06-57 and 109 samples from hole CP-06-66.  The method used involved riffle splitting of 1 kg of coarse reject, followed by pulverizing and dry sieving through a 100 µm screen.  The entire coarse fraction was then weighed and fire assayed and duplicate fire assays were completed on the fine fraction.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The screen metallic assay results generally correlate reasonably well with the original 30 g and 50 g fire assays.  There appears to be a slight high bias towards the screen metallic assays, indicating that the nugget effect may result in the regular fire assays slightly under reporting the contained metal.

With the high grade outliers (>20 g/t Au) taken out, a statistical data review indicates that screen metallic fire assaying reports 3.6% higher than conventional fire assaying. However, when the coarse and fine fraction assays are compared, the lower range assays (up to about 10 g/t Au) have a similar proportion of gold reporting to the fine and coarse fractions, indicating little or no coarse gold.  Over 10 g/t Au a higher proportion of the gold reports to the coarse fraction, indicating that coarse gold is responsible for many of the high-grade assays.

These results combined with the good repeatability of the duplicate and repeated samples indicate that the much of the gold in the Fruta del Norte system is relatively fine with some coarser gold present in the higher-grade samples.

13.6	Databases

The Kinross-Aurelian geology database comprises a SQL database and data network served by 16 computer terminals for data input.  All equipment is networked to the SQL server by means of CPDES software that acts as an interface or portal to the database.  Two versions of CPDES exist, the first for data entry for geologists and geological technicians which is suitable for data entry and visualising data.  The second version of CPDES is a management system which has global data access and is used for fundamental data administration.

CPDES has logging template data entry capabilities to upload all hard copy data onto a digital format from where it can be stored and manipulated.  CPDES data entry formats are designed to accept coded geologic information (lithology, alteration etc) and provide an array of pick-lists and a variety of automated validation entry fields to minimise input errors and facilitate data entry.

Geological information is entered into the database via geological assistants whereas topographic information such as collar data and data from down-hole tools are downloaded directly into the database.  Digital laboratory data are manually uploaded to the data base where the data are automatically merged with the appropriate sample data.  Once the data are entered, validation is performed against original hardcopies. For this purpose a digital version of the original data is printed out, which has to be validated and signed by the responsible person, then a hard-copy archived in the drill-hole folder. After validating input data, geological assistants must sign a statement confirming the data have been checked and are correct.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Data from the database are regularly checked by database administrators.  These checks included running the database through Gemcom software which has utilities for verifying database integrity, checking for inconsistencies such as missing entries, crossed from/to intervals and improper coding of lithologies or other descriptive elements.

All digital information was backed up monthly at Las Peñas camp and copied to head office, where digital data are regularly backed up in compliance with internal company control procedures.

13.7	Sample Storage

All sample rejects (including samples prepared by Inspectorate Services) are permanently stored at the ALS Chemex laboratory storage facility in Quito.  Pulps are stored for 90 days at ALS Chemex, Vancouver or Inspectorate Services, Lima.

The remaining Climax half core was stored on site, and then moved at an unknown time by Amlatminas to locked facilities in Los Encuentros where it remains today under the control of Kinross.  Procedures used by Climax to ensure the integrity of core samples during drilling are unknown.

Mineralized half and quarter core retained after analysis and sampling for all Aurelian and Kinross holes is presently stored in permanent and non-permanent core storage facilities at the project site.  The non-permanent facility comprises wooden core sheds with aluminum roofs.  Upgrading the core storage facilities is a prime objective for the project site.  Construction of a second large permanent core storage facility began in 2010 and will finish in Q1 2011.

13.8	Sample Security

All drill samples collected on the Project were under direct supervision of either Aurelian or Kinross staff up to the moment where they were delivered to laboratory staff.

Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

13.9	Comment on Sample Preparation, Analysis and Security

In the opinion of the QP, the following conclusions can be reached for the sample preparation, analysis, QA/QC and sample security aspects of the Project:

●
Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus is representative of first-pass exploration sampling.  Sample locations are presented in figures that were included in the previous technical reports listed in Section 2.4.

●
Drill sampling has been adequately spaced to first define, then infill, gold anomalies to produce prospect-scale and deposit-scale drill data.  In general, the drill collar spacing ranges from 100 m x 100 m to 50 m x 25 m at Fruta del Norte.

●
Sample preparation for core samples has followed a similar procedure for the Aurelian and Kinross core samples.  Preparation procedures are in line with industry-standard methods, and suitable for the epithermal gold and silver deposit style.

●
The QA/QC program comprised insertion of blank, duplicate and CRM samples.  The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold and silver analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

●
Data used to support Mineral Resource and Mineral Reserve estimates have subject to validation, using inbuilt software program triggers that automatically check data for a range of data entry errors.  Verification checks on surveys, collar co-ordinates, lithology, and assay data.  The checks are appropriate, and consistent with industry standards.

●
Sample security has relied upon the fact that the samples were always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.  Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

●	Current sample storage procedures and storage areas are consistent with industry standards.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

14.0	DATA VERIFICATION

A number of verification checks have been performed on data collected from the Project, either in support of technical reports, or as part of the pre-feasibility study.

14.1	Verification in Support of Technical Reports

A number of external consultants and consultancies have reviewed Project data, and made recommendations for future work.  Aurelian subsequently implemented the recommendations, or placed the areas noted under review.

14.1.1	Barron, 2002

Mineralized rocks at the Las Peñas, Aguas Mesas North, Aguas Mesas South and Emperador South prospects were rock chip and grab sampled during visits by K.M. Barron, P.Geo. to the Cordillera del Condor property in June and October 2002.  No record of the number of samples taken is available, but Stewart (2003) reports selected assay results for at least 31 samples.  Sample tenor is similar to that generated in Aurelian rock chip sampling programs.

14.1.2	Stewart, 2003

Stewart (2003) conducted spot checks of stream, rock chip, and core sample records with notable gold concentrations in the Aurelian geochemical database against original Climax assay certificates.  Minor errors were encountered, but overall the database was considered to be reliable.  Stewart recommended additional spot checks and/or a more thorough inspection of the database against the original certificates to ensure the database was as error-free as possible.

14.1.3	Micon, 2005

QA/QC Review

Micon reviewed the QA/QC data available.  Conclusions were:

●
Results for the analysis of 137 blank samples indicated that the cleaning of equipment between samples at ALS Chemex was generally acceptable, with very little carry over of mineralization from one pulp to the next;

●
A total of 29 half-core field duplicates were analysed.  The results were analyzed statistically and produced a Spearman rank correlation coefficient of 0.95753 (1.000 is perfect reproducibility).  This result was considered acceptable;

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●
A total of 56 samples had second pulps made from the coarse reject material of the primary crushing stage. These were analyzed statistically and produced a Spearman rank coefficient of 0.996136 which suggested a high degree of reproducibility.  However, when only the six samples containing >0.5 g/t Au were considered the coefficient dropped to 0.8857.  Micon noted that because these higher grade samples are less well correlated there is the suggestion of nuggety gold in some samples.  However, Micon concluded that the nugget effect was not pronounced and was not considered material for the 2005 evaluation program;

●
CRMs were inserted in the sample stream at a frequency of approximately every 22 samples.  Unfortunately in the course of the program two bulk shipments of CRM sachets, sent by NRC Canada, were lost in transit and not recovered.  Rather than halt the drilling program, it was decided to proceed without CRMs for some drill holes.  Blanks, rejects, and duplicate surveillance continued as normal.  The Bonza–Las Peñas CRM program yielded a mean gold content of 3.0519 g/t Au and a mean silver content of 0.437 ppm Ag.  Graphs prepared for the gold data indicated three potential outlier samples; the most extreme was noted to come from a conglomerate sample that was not considered to be in the zone of mineralization, and therefore not significant.  Evaluation of the silver data indicated the silver CRM values were consistently under-reported, but not significantly so.  The precision and reproducibility of assays was considered adequate.

Twin Hole

Aurelian twinned Climax core hole LZD-02 with Aurelian drill hole CP-04-03 in order to verify Climax’s results.  The Climax hole returned a downhole intercept 115 m at 1.58 g/t gold and the Aurelian hole returned an intercept of 110 m of 2.23 g/t Au.

Micon considered that examination of the results from individual mineralized intervals was not particularly instructive because the sampling interval positions and widths did not exactly correspond.  In addition, Climax sampled material in the upper portions of the hole that was considered by Aurelian to be overburden and not valid for sampling. Nevertheless, when gold analyses were graphed by Micon along the length of the drill holes, the highs and lows corresponded reasonably well.

Micon noted that the Aurelian analytical results are moderately higher than the Climax analyses, and attributed this to use of the triple-tube core barrels to improve sample recovery in the Aurelian drill programs.  One very high assay of 55.8 g/t Au in CP-04-03 did not appear in LZD-02.  According to Montes (1998) the recovery by Connors Drilling was particularly poor, with fine matrix material washed out of the core from gouge zones.  Micon notes that this winnowing effect may have eliminated some of the fine pyrite associated with gold mineralization.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Database Checks

The database used to support the 2005 Mineral Resource estimate was manually checked for entry errors of analytical and survey results as well as for inconsistent sample lengths or non standard coding.

Aurelian staff checked 100% of the entries to the database from the 2004 drill program results. The database was checked for compliance with the required format prior to submission to Eugene Puritch for use in Gemcom.  Assay entry was checked from original assay certificates, as were from/to intervals and lithological codes from the original drill logs.

An additional check was provided by the Gemcom software which has utilities for verifying database integrity such as missing entries, crossed from/to intervals and improper coding of lithologies or other descriptive elements.  These utilities were used to ensure database integrity after all drill program data was compiled and prior to its use in the 2005 Mineral Resource estimate.

Review of Drill Core

A review of mineralized core conducted by Micon during the site visit supporting the 2005 technical report in Micon’s opinion clearly showed the presence of extensive sulphide mineralization in a hydrothermally altered rock consistent with the mineralization descriptions in drill logs for the Bonza–Las Peñas area.  Pyrite (marcasite?) and minor base metal sulphides were clearly visible in drill core.  However, visible native gold was very rare.

14.1.4	Micon, 2007

QA/QC Review

Micon reviewed the data collection methodologies and QA/QC data available in support of preparation of a technical report.  Conclusions were:

●
Sampling was conducted in accordance with industry standards.  There were no known drilling, sampling, or recovery issues that could affect the accuracy and reliability of results.  Micon was not aware of any issues which would have led to material problems with regard to representativeness or biases in the samples;

●	Aurelian used industry-standard sample preparation, security and analytical procedures appropriate for the situation at Fruta del Norte;

●	Micon reviewed the QA/QC procedures used by, and the resulting reactions of, Aurelian’s technical staff for the exploration activity at the Fruta del Norte deposit.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

This review included an examination the control charts used for the monitoring of analytical results from duplicate, check and CRMs.  No material problems were identified which had not already been addressed by Aurelian;

●
Micon concluded that Aurelian was conducting an industry-standard QA/QC program in conjunction with its sampling and assaying of Fruta del Norte core.  The program was generating analytical results of suitable quality for use in an NI 43-101-compliant Mineral Resource estimate although Micon recommended that more data should be collected before such an estimate was attempted for the Fruta del Norte deposit.  The mineralized domains needed to be better defined.  Micon noted that despite the apparent limited increase in assay values for the screen metallics assaying, Aurelian could find it advantageous to complete such assays on any sample with visible gold, or perhaps, those samples with results higher than, for example, 10 g/t Au.

Review of Drill Core

Micon examined the full length of the mineralized sections of several of the early, and later, drill holes at Fruta del Norte.  The inspection was conducted in order to review the geological model being presented and confirm the presence of gold by visual means.  Numerous examples of visible gold and suspected electrum were encountered in the drill holes.  No inconsistencies were noted.

Micon also collected several duplicate quarter-core samples and submitted them for analysis to confirm the presence of gold and mineralization tenor.  The Micon check sampling program, although very limited in scale, confirmed the presence of gold in the approximate grade ranges reported by Aurelian.

Other Data Checks

Micon reviewed the population distributions of gold values in the defined mineralization domains.  In general, distribution in the domains was found to consist of a single log-normal population, although two domains in the 2007 estimation had insufficient data for meaningful statistical analysis.  Micon noted that in the three domains which had sufficient assays for analysis it appeared appropriate to cut less than 1% of the gold assays.  This was an indication, in Micon’s opinion, that the sample preparation methods used were doing a reasonably good job of addressing nugget effect.

14.1.5	Micon, 2008

QA/QC

Micon reviewed the QA/QC procedures used by, and the resulting reactions of, Aurelian’s technical staff for the exploration activity at the Fruta del Norte deposit.  This review included an examination of the control charts used for the monitoring of analytical results from duplicate, check and CRM assays as well as the methods by which they were constructed and the source data.  No material problems were identified which had not already been addressed by Aurelian.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Database Checks

Micon obtained electronic versions of the original assay certificates for the Fruta del Norte database, in the form of locked PDF files.  These records were used to spot check entries into the data base.  In total the database used for the 2007 Mineral Resource estimation contained 21,642 assay records of which 2,199 were checked against original records.  This represents somewhat over 10% of the total database.

Assays from both inside and outside of the modelled domains (FDN-1 to FDN-4) were checked.  No material data entry errors were discovered.

In addition the database was checked for correct entry of detection limit assays (i.e. those reported as <0.005 g/t Au or <0.2 Ag).  These results are delivered as text entries and need to be changed to numeric ones.  It was decided to use half of the detection limit as the value to be used for these results.  Only a few minor errors were discovered, all of which were outside of the modelled domains, and were corrected.

Other Data Checks

The analyses of the four mineralization domains showed that they contain one or two lognormally-distributed populations of data with relatively few outlier values.  Micon noted that in the four domains it appeared appropriate to cut less than 1% of the gold assays.  This was an indication, in Micon’s opinion, that the sample preparation methods used were doing a reasonably good job of addressing nugget effect.

Micon noted that sufficient additional data had been collected to support Mineral Resource estimation at Fruta del Norte.

14.2	Verification in Support of Pre-feasibility Study

14.2.1	Twin Hole

Due to technical difficulties encountered in drilling hole CP-07-132, the hole was lost in mineralization at a depth of 261.77 m.  The rig was moved 2 m north and the hole was re-drilled as CP-07-137, which achieved its target depth.  This resulted in a “twin” intercept of 135 m of mineralization.  Grade correlation between the two holes is considered to be reasonably good, considering the nature of the mineralized system, until CP-07-137 drilled into a high grade zone at 245 m with 14 out of 16 samples >10 g/t Au, five samples >50 g/t Au and one sample assaying 1,135 g/t Au.  At the same depth CP-07-132 also drilled into high grade with 11 out of 16 samples >10 g/t Au, but with a maximum of only 34.8 g/t Au.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

It should be noted that the two holes had different core sizes for most of the interval, with hole CP-07-132 changing from NQ to HQ at 153 m and CP-07-137 changing at 253 m.

14.2.2	Scissor Hole

In order to provide additional pierce point data, Aurelian drilled 10 “scissor holes” in the area that is the subject of the current mine plan.  An example core hole, CP-06-63, on section 9583400N was designed with an azimuth of 270° and a dip of -63° at the collar.  The hole flattened significantly finishing with a dip of -52.5° at 590 m, the end of the hole.

The geology and grades seen in the drill hole correlate well with mineralization intercepted in the three easterly orientated holes on that section (CP-06-57, CP-06-58 and CP-06-59). Within the upper section of the scissor hole vein orientations are typically mixed, indicating the zone is a typical stockwork/breccia zone.  At depth, however, the scissor hole had a greater number of veins sub-parallel to the core axis.  The current interpretation of the lower part of the system is that it has more sheeted veins that dip west and feed the upper more brecciated zone.  The evidence indicates that the scissor hole was drilling down-dip.

It was concluded therefore that in order to optimally intercept veins at a high angle to core axis (the preferred orientation for sampling), the drilling of 090°-oriented holes is preferred over those orientated 270°.

14.2.3	Quarter Core Check Samples

Aurelian collected five check samples of quarter core from holes CP-06-51 and CP-06-52.  The samples were collected and sealed in plastic sample bags, with marked, single-use cable ties.  The samples were given independent sample numbers and personally delivered to the ALS Chemex laboratory in Quito while maintaining full chain-of-custody for them.  The results of those assays compared to the original results from the same locations are summarized in Table 14-1.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 14-1: Quarter Core Check Analysis Results

Hole Number	From (m)	To (m)	Original Sample Number	Original Assay		Check Sample Number	Check Assay
				Au (g/t)	Ag (g/t)		Au (g/t)	Ag (g/t)
CP-06-51	205.7	206.7	158816	6.25	5.7	117580	7.02	5.3
CP-06-51	227.9	228.9	158843	7.94	17.8	117581	6.31	18.8
CP-06-51	331.0	332.0	158961	3.28	7.7	117582	4.29	7.4
CP-06-52	281.9	282.9	159193	8.18	2.6	117583	7.39	2.0
CP-06-52	314.9	315.9	159235	3.78	2.6	117584	3.56	2.2

14.2.4	Review of Analytical Results for Silver, Generated by ICP Methods

To test for bias between silver results generated by ICP, which employs a very small aliquot for analysis, typically about 0.25 g, and AAS, where a larger aliquot is analyzed, a check sampling program was set up with 112 samples being analyzed by ALS Chemex for silver by ME-ICP41 and also by 50 g fire assay.  Some noise was noted around the lower limit of detection (below 10 g/t) and a slight high bias to the ICP results was confirmed in this grade range, but this is not considered to be a material problem with the use of low-grade ICP silver results.

14.2.5	Data Validation

All data in the Fruta del Norte database is routinely checked and validated by Aurelian’s database administrators prior to its use or release.  In addition, all sample intervals and QA/QC data are printed and manually checked by a second geologist who did not enter the original data.  Both the data entry geologist and the data checking geologist must sign off on a file cover sheet prior to data integration into the server.  As an additional check the raw assay data are manually merged with the sample intervals and the computer-calculated weighted average intervals are checked by a manual calculation in Excel.  Original assay certificates from the laboratory are also spot-checked against assays reported in the spreadsheet format.  Digital copies of the assay certificates are held at camp.

Assay data are also checked visually against mineralization in the drill core.  This includes both grade correlation with the vein/alteration intensity and the correlation of visible gold with high grade assays.  If high grade assays (approximately 50 g/t Au or greater) are received and no visible gold was logged, the core is re-inspected.  A very high percentage of these inspections have resulted in the observation of visible gold missed in the original logging.

Once X, Y and Z, collar coordinates and vertices data are entered into an MS Excel spreadsheet planimetric tolerances and the linear closing errors are calculated.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Providing these figures fall within Kinross-Aurelian tolerance levels which are automatically calculated by the spreadsheet, the sheet can be signed-off by the topographer

To check the accuracy of the downhole surveying instruments, a PVC pipe was cemented into a permanent orientation on a concrete mount outside the office at Peñas camp.  This pipe replicated a drill hole (azimuth 090°, dip 60°), where the orientation was established in 2006 using a Total Station survey instrument.  The two downhole survey instruments (EZ-Track and Flexit) used for downhole surveying in 2007 and 2008 were checked at regular intervals to confirm their accuracy and precision.

Once downloaded, Ez-Trac down-hole survey data are reviewed before importation into the database.  The criterion of acceptance is based on the difference between continuous dip and azimuth readings which must remain below 3º over a 30 m distance (distance between measurements in modality multi-shot).  Scott Wilson noted the average deviation of azimuth and inclination in a population of multi-shot and single-shot data, were calculated at 1.7º and 0.9º, respectively, per 100 m (Scott Wilson, 2010).

14.3	Comment on Data Verification

The process of data verification for the Project has been performed by Kinross and Aurelian personnel and external consultancies contracted by those companies.

The QP, who relies upon this work, has reviewed the reports and is of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

15.0	ADJACENT PROPERTIES

This section is not relevant to the Technical Report.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Metallurgical Testwork

16.1.1	Sample Selection

A number of metallurgical sampling campaigns were undertaken to obtain representative samples in terms of style and intensity of veining, hydrothermal alteration, and presence of visible gold, base metals, sulphides and lithological changes for metallurgical testing.  Five domains were sampled:

●      FDN-1:  lower and southern Mn carbonate stockwork

●      FDN-2:  upper silica–high sulphide

●      FDN-3:  upper silica–low sulphide carapace

●      FDN-4:  northern quartz vein zone

●      FDN-5:  Muchacho vein (high grade high Mn vein zone located around section 3400N)

Due to similar metallurgical behaviour, and its limited extent, domain FDN-5 was subsequently included as part of FDN-1.

Tests were performed to ensure that no degradation of sulphide materials had occurred during core storage.  Based on sulphur speciation assays, limited oxidation of the core stored in camp was found to have occurred, and use of this core for additional metallurgical testing was considered acceptable.

16.1.2	2006–2007

The first round of metallurgical testwork on the Project was completed by SGS Lakefield, Ontario, Canada, under the supervision of Micon.  SGS Lakefield is independent of Kinross and Aurelian and is a well-respected international metallurgical testing facility.

The first phase of metallurgical testing (September–December, 2006) included a series of preliminary tests on five composite samples representing five zones of mineralization identified at Fruta del Norte.  The metallurgical program comprised Bond ball work index determinations, preliminary leach tests, preliminary gravity separation tests and preliminary flotation tests.  This phase of work also included a preliminary mineralogical study of the five composite samples.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The second phase of testing (February–June 2007) was planned to glean a better understanding of the metallurgical characteristics of the mineralization.  The main purpose of the Phase 2 testwork program was to investigate the metallurgical response of the Fruta del Norte mineralization to leaching following oxidation pre-treatment.  The pre-treatment processes that were tested on a bulk flotation concentrate prepared from the Phase 2 composite sample included ultra-fine grinding, high pressure oxidation, bacterial oxidation and roasting.

Key findings from the two phases of testwork were:

●	Conventional cyanide leach testwork indicated that mineralization is moderately refractory. The refractory portion of the gold is primarily tied up pyrite and minor marcasite;

●	Fine grinding of flotation concentrate gave only minimal improvement in gold and silver recoveries; the Bond work indices suggest relatively high unit power consumption for grinding;

●	Testing of the mineralization indicates that it is not preg-robbing, so roasting will not be a design consideration;

●	Pre-treatment of sulphide refractory ores can be applied to the ground mineralization or to a flotation concentrate;

●	Expected gold recoveries would be around 10% to 20% by gravity concentration, 5% to 15% by flotation tailings leaching and 70% to 80% by the pre-oxidation and leaching of the flotation concentrate;

●	Expected silver recoveries would be 0% to 8% by gravity concentration, 5% to 15% by flotation tailings leaching and 30% to 75% by the pre-oxidation leaching.

16.1.3	Pre-feasibility Study

Metallurgical test programs were carried out by SGS Lakefield, G&T Metallurgical Services (G&T), Knelson Research & Technology (Knelson) and FLSmidth.  All of the laboratories are well-respected international metallurgical testing facilities, and are independent of Kinross.

SGS conducted most of the test programs including sample characterisation, grindability testing and simulation studies, gravity recovery, flotation optimisation, cyanide destruction, tailings characterisation and paste strength testing.  G&T performed gravity recovery and whole-ore carbon-in-leach (WOCIL) testing.  Knelson conducted gravity recovery test work, and FLSmidth performed thickening and filtration testing.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Testwork was completed to support trade-off studies including whole-ore leaching, flotation concentrate bio-oxidation, pressure oxidation and roasting, and whole ore pressure oxidation.  For each trade-off study alternative, plant capacities of 3,000 t/d, 5,000 t/d and 7,000 t/d were considered.

Sample Characterization

The chemical composition of seven primary test samples, comprising a bulk sulphide flotation concentrate and six whole-ore samples was determined using a combination of head assay, ICP scan composition, and whole rock analysis.  Results indicated:

●
The gold and silver content of the bulk sulphide flotation concentrate were relatively low at 23.8 g/t and 33.0 g/t, respectively. The primary diluent in the concentrate is SiO2 (silica), which assayed 64.7%.  CaO and MgO constituents could indicate the presence of acid-consuming carbonate minerals, but the concentrations were relatively low;

●
Precious metals head grades for all whole ore samples were in a relatively close range of 8.73–10.9 g/t Au and 10.3–15.9 g/t Ag.  Total sulphur assays varied from 0.78% to 2.88% and sulphide sulphur assays from 0.65% to 2.65%.  Other notable assays included a relatively high carbonate content in FDN-1 of 1.95% followed by the carbonate content in FDN-4 of 0.64%.  FDN-1 had 0.15% total organic content, which could be a preg-robbing constituent.  FDN-3 had  a mercury assay of 4.9 g/t Hg, and  FDN-2 had  an arsenic assay at 170 g/t As.  ICP data indicated the presence of minor base metal elements in the form of elevated zinc, antimony and copper values.  All zones are high in silica (SiO2) content with FDN-4 the highest at 83.1%.

Mineralogy

Mineralogy studies were performed on the bulk sulphide flotation concentrate and the four zone composites using a combination of optical microscopy, X-ray diffraction (XRD), QEMScan (automated scanning electron microscopy), SEM (scanning electron microscope) and electron microprobe analysis.  Gold deportment was checked using heavy liquid separation and superpanning.  Results were:

●
The flotation sample, using XRD, indicated the primary mineral was quartz, followed by pyrite, mica and K-feldspar, with lesser plagioclase, and traces of galena, sphalerite, marcasite, chalcopyrite, pyrrhotite, arsenopyrite, chalcocite, covellite, magnetite, hematite, and rutile.  QEMScan analysis confirmed that quartz was the major mineral by constituent and pyrite the main sulphide mineral.  Gold grain sizes measured ranged from 1 µm to 106 µm in size with an average size of 8 µm.  About 85.8% of the visible gold should be extractable by direct leaching, which would not account for sub-microscopic (invisible) gold.  Gold occurs in the form of electrum and native gold;

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●
The major constituent in all whole-ore composites is quartz which comprises more than 30% of the mineral content.  The next most common minerals are K-feldspar and mica, followed by pyrite, chlorite, calcite, and manganite.  Trace amounts of galena, sphalerite, chalcopyrite, arsenopyrite, barite, anatase, calcite, native gold, electrum, petzite, hessite, acanthite, Ag-tetrahedrite, tetrahedrite, pyrargyrite, mangolite, freibergite and tellurium were noted in the XRD analysis.  The QEMScan analysis indicated that silicate minerals dominated the mineral mass in all zone composites.  Pyrite was the predominant sulfide mineral in all zone composites.  More than 75% of the pyrite content was liberated in the FDN-1 and FDN-3 composites, while pyrite liberation in FDN-2 and FDN-4 was estimated at 55-63%.  The major gold minerals in all four composites were electrum and native gold, with the silver content varying from 22% to 33%.  The major silver mineral in FDN-1 was hessite which contained an average of approximately 63% Ag, whereas silver-tetrahedrite was the major silver carrier in addition to electrum in FDN-2, FDN-3 and FDN-4.  FDN-1 had the highest percentage of liberated gold with 45%, followed by FDN-4 (35%), FDN-2 (25%) and FDN-3 (24%).  Based on this gold deportment, SGS postulated that the liberated gold could be recovered by gravity, gold associated with sulphides could be recovered by flotation and gold associated with non-sulphide gangue could be liberated with finer grinding.

Grinding Studies

The four FDN zone composites were evaluated using semi-autogenous grind (SAG) mill comminution (SMC) and Bond ball mill grindability test procedures to determine the SAG and ball mill grinding characteristics.  Bond abrasion tests were also performed on each composite to assess grinding steel wear rates.  Results were:

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The SMC A x b value, which is a measurement of impact breakage resistance, was lowest for FDN-1 at 44.5.  The next lowest A x b value was for composite FDN-2 at 56.7.  Based on the JK Tech database, the A x b values for the 4 composites ranged from the 46th percentile in hardness for FDN-1 to a low of 13th percentile for FDN-4. The FDN-1 composite are considered as medium in impact breakage resistance, while the other 3 composites are classified as soft;

●	Bond ball mill work indices ball ranged from a low of 16.7 kWh/t for FDN-1 to a high of 22.2 kWh/t for FDN-3. FDN-1 is considered as moderately hard, while FDN-2, 3 and 4 are considered as very hard;

●	The Bond abrasion index values for the 4 composites varied from 0.347 grams to 0.517 grams and are all considered as abrasive;

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●	Composite relative densities were in a tight range from 2.60 to 2.70 with FDN-1 having the highest value and FDN-3 the lowest.

The lowest A x b value for FDN-1 at 44.5 and the highest Bond ball mill work index at 22.0 kWh/t were used in the circuit simulation studies to ensure the circuit capacity would be neither SAG mill nor ball mill limited.

Simulation studies were performed with three plant throughput rates (3,000, 5,000 and 7,000 t/d) at four different grind sizes (P80 sizes of 105 µm, 74 µm, 53 µm and 44 µm) and two grinding circuit configurations (with and without pebble crushing).  Based on these studies, a pebble crusher was included in the process design circuit.

Gravity Recovery

Three separate gravity recovery test programs were carried out.

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Work by Knelson indicated that gravity recoverable gold was 32.7%, while the gravity recoverable silver was 19.9% for the composite sample tested.  The highest stage gravity recoveries for both gold (15.9%) and silver (8.7%) were in the third stage with a feed size P80 of 98 µm;.

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G&T performed tests on a special 50:50 FDN-1 and FDN-2 zone composite, designed as a special whole ore leach/whole ore pressure oxidation (POX) composite.  Gold and silver recoveries into the gravity concentrate were 25.6% and 11.6%, respectively.  Concentrate from the gravity test on the special composite was subsequently processed by intensive leaching.  Gold and silver extractions from the gravity concentrate were 92.9% and 81.6%, respectively.  Combining these extractions with the gravity gold recoveries produced overall gold and silver recoveries of 23.8% and 9.5%, respectively;

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SGS Lakefield conducted gravity tests on the 50:50 FDN-1 and FDN-2 zone composite.  The combined gravity gold and silver recoveries were 22.7% and 10.3%, respectively.  Two additional gravity tests were performed to generate additional gravity tails products for POX optimization testing.  The results indicate a higher mass pull of 0.88% produced a highest gravity gold recovery of 26.6%.  Intensive leach gold and silver recoveries were 96.4% and 83.0%, respectively, while the combined gravity/intensive leach recoveries were 25.6% for gold and 8.3% for silver.

Oxidation Testing

Oxidation testing, performed by SGS Lakefield on the 50:50 FDN-1 and FDN-2 composite, included evaluation of whole ore POX and flotation concentrate oxidation via POX, roasting, or bio-oxidation.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Flotation Testing

Flotation testing was initially conducted on a large sample of gravity tailings product from the Zone 1 and Zone 2 50/50 composite.  Process variables evaluated in the optimisation testing included grind size, collector type, pH, activator addition, modifier/dispersant addition, flotation time and flotation pulp density. An optimum set of conditions were selected from this testing and then used to assess the flotation response of the individual zone composites. Flotation tailings CIL tests were also run on the tailing products from each of the zone composites to determine the incremental and overall gold/silver recoveries.

A total of 22 flotation tests at various grind sizes, pH, and reagent concentrations indicated that Test 15, which had a grind size P80 of 45 µm, pH 5.0 and the addition of 300 g/t of potassium amyl xanthate (PAX), returned the best results, and the test conditions were used for the next phase of flotation testing.

Test F15 conditions were used as the basis for the next stage of flotation testing.  For reagent optimisation, a series of 20 tests were undertaken to evaluate the effects of pyrite activators, secondary flotation collectors, sulphidising agents and dispersants. A flotation run (F44) with a lower pulp density of 25% solids was performed as a comparison with the standard pulp of 35% solids used throughout all other testing.  The effect of grind size was also revisited in Tests F45, F46 and F51, and Test F31 was used to confirm the F15 results.  A flotation test (F52) was also conducted with the conditions used in the G&T flotation pilot plant campaign performed in October 2008.

Test F15 conditions still produced the best gold flotation recovery, and so Test F15 conditions were selected as optimum to use in the flotation variability testing on the individual zone composites. The zone variability tests included gravity recovery, flotation of gravity tailings and CIL processing of the flotation tails.  The CIL conditions used for treating the flotation tailings included 24 hours retention time, 0.5 g/L NaCN concentration, 40% solids pulp density, and 10 g/L carbon concentration. The Zone 1 and Zone 2 50/50 composite was also included in this group of tests for comparison of the stage and overall gold recoveries with the individual zone composites.  Overall gold recoveries for the four composites varied from 87.2% to 91.0%, with Zone 3 having the highest gold recovery and Zone 4 the lowest.

Flotation results from Test F15 were used in the 2009 and 2010 oxidation order-of-magnitude trade-off studies for gold and silver recoveries into flotation concentrate. The 15% mass pull was also selected to determine the flotation concentrate production rate for the three oxidation processes.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

SGS completed additional gravity and flotation tests, where the target gravity separation was 1% mass pull, and the gravity concentrate was leached by intensive cyanidation in an effort to increase the overall gold recovery.  Gravity tailings were then processed through flotation, using Test F15 conditions, and the flotation tailings were treated with CIL.  Gold recoveries were higher for the initial tests than for these new tests, except for Zone 3.  As a result, the initial testwork results were used for flotation recoveries.

Whole-Ore Carbon-in-Leach (WOCIL) Testing

WOCIL testing was conducted in 2009 and 2010 to evaluate metallurgical response and provide the base case process options for the oxidation trade-off study and subsequent update.  During the first half of 2010, Hatch performed a study to determine the potential of deferring the POX circuit to reduce the initial process plant capital cost. The POX deferral was predicated on using WOCIL during the early years of the mill operation until refractory gold ore was to be treated.  Areas such as Zone 4, which responded reasonably well to WOCIL, could possibly be selectively mined to feed a conventional CIL plant.  The outcome of the POX deferral study was positive, and a comprehensive geometallurgical test program was designed and carried out in two phases.

WOCIL testing was completed by G&T on 52 variability composites from Zones 1, 2 and 4.  Average WOCIL gold recoveries varied from a low of 56.9% for the higher sulphide Zone 1 to a high of 88.5% for low sulphide, less refractory Zone 4 variability composites.  The average cyanide consumption was in a tight range of 1.41–1.47 kg/t for all three zones, while lime consumption ranged from 0.76 kg/t for Zone 4 to 3.55 kg/t for Zone 1.  The average cyanide soluble to fire assay (CN/FA Au) ratios for Zones 2 and 4 trended reasonably well with the CIL gold recovery; however, there was a large spread between the Zone 1 CIL gold recovery and CN/FA Au ratio.  It was concluded that the strong correlation of CIL gold recovery with the CN/FA Au ratio supported the ratio potentially being used as a tool or parameter in a geometallurgical model to predict WOCIL gold recovery.

A total of 99 HQ core composites, sourced from Zones 1 to 4 were tested at SGS Lakefield for WOCIL.  Average CIL gold recoveries for the HQ metallurgical composites varied from 51.7% and 55.5%, respectively, for higher sulphide Zones 2 and 1, up to 70.1% for lower sulphide, less refractory Zone 4.  The average cyanide consumption was in a tight range of 1.92 - 2.06 kg/t for all 4 zones, while lime consumption ranged from 0.51 kg/t for Zone 4 to 1.48 kg/t for Zone 3.  The average CN/FA Au ratios for all zones compared favourably with the CIL gold recovery, with the exception of some, minor, Zone 3 results.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Additional WOCIL testing was performed by SGS Lakefield on 82 coarse reject composites from the four zones.  Average WOCIL gold recoveries for the coarse reject composites ranged from a low of 49.6% for higher sulphide Zone 2 to a high of 88.9% for low sulphide and low refractory Zone 3.  Zone 3, however is a minor domain. The average cyanide consumption varied from 1.90 kg/t (Zone 4) to 2.55 kg/t (Zone 2) over the four zones, while lime consumption ranged from 0.38 kg/t for Zone 3 to 0.88 kg/t for Zone 1.  The higher average cyanide consumption for Zone 2 was due to 3 composites that were leached at 2 g/L NaCN concentration.  The average CN/FA Au ratios for all zones were in close agreement with the CIL gold recovery for all 4 zones.

Forty-two of the 181 HQ metallurgical core and coarse reject composites were re-tested by WOCIL because the initial grind sizes were significantly coarser than the target grind size P80 of 40 µm.  On average, the CIL tail solids assays reduced by 0.24 g/t Au when the grind size P80 decreased from 60 µm to 45 µm.

WOCIL tests at 2 g/L NaCN concentration were run at SGS Lakefield on 17 metallurgical composites that had a larger spread between the CIL gold recovery and the CN/FA Au ratio.  Ten of the 17 composites had a >5% increase in CIL gold recovery at 2 g/L NaCN.

Results of SGS Lakefield CIL tests with and without gravity recovery on a high grade intercept from core hole CP-09-241 indicated that two of the six composites tested showed significant increases in overall gold recovery with the addition of gravity separation. The other four composites showed only minor improvement or no difference in overall gold recovery.  Further testing on higher grade composites with and without gravity recovery are planned to be performed during the feasibility study metallurgical test program.

Whole-Ore Pressure Oxidation (WOPOX) Testing

A set of 19 initial WOPOX tests were developed to evaluate the effect of major process variables including: temperature, autoclave retention time, grind size, hot cure, lime boil and full (bulk) neutralisation.

Sulphide sulphur oxidation was high (>95%) in all tests where it was measured with the exception of Test POX16.  POX/CIL gold recoveries were high for all tests.  POX/CIL silver recoveries were low in all tests except for Tests POX16 and POX18 where a lime boil was used.  Overall gold recovery ranged from 96.4% to 97.8% for all POX tests, however this recovery did not take into account gold and silver extractions from the gravity concentrate.  Cyanide addition varied from a low of 0.48 kg/t for Test POX14 up to 0.99 kg/t for Test POX8.  Results from Test 18 were considered suitable for trade-off study purposes, and included a grind size P80 of 59 µm, 200°C operating temperature, 60 minute autoclave retention time and hot cure plus lime boil.  The overall (gravity + CIL) whole ore POX estimated recoveries for the trade-off study after subtracting 1% to account for commercial scale losses, were estimated to be 95.0% for gold and 92.5% for silver.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Concentrate POX

Six flotation concentrate POX tests were run at the “as is” feed size P80 of 77 µm and 24.4% solids pulp density at two different temperatures (200°C, 225°C) and two different autoclave retention times (60 minutes, 90 minutes).  Test 2 results were considered suitable for trade-off study purposes.  The overall (gravity + Conc. POX CIL + flotation tails CIL) gold and silver recoveries estimated for the trade-off study were 91.5% and 87.1%, respectively.

Concentrate Roasting

Two roasting tests were completed for the trade-off study to provide a preliminary indication of the potential for roasting oxidation treatment of the G&T pilot plant flotation concentrate.  Tests were performed in a muffle furnace pre-heated to 500°C; the feed size P80 was at the “as received” size of ~80 µm, the roasting retention temperature was two hours and the rabbling (mixing) frequency was four per hour.  Test R2 results were considered suitable for trade-off study purposes.  The overall (gravity + Conc. Roast CIL + flotation tails CIL) gold and silver recoveries estimated for the trade-off study were 86.4% and 46.8%, respectively.

Concentrate Bio-Oxidation

SGS Lakefield conducted concentrate bio-oxidation testing using the Gold Fields proprietary BIOX® process.  Initially, six amenability tests were performed on the flotation concentrate to determine the metallurgical response to bio-oxidation at varying treatment retention times.  Retention times tested included five, 10, 15, 20 and 30 days, with two tests completed at 30 days.  The objective of this initial series of tests was to determine the optimum oxidation time in terms of sulphur oxidation and gold/silver CIL extraction to use in a larger BIOX® test that would be used for downstream process development testing.  Based on the sulphur oxidation and gold/silver extractions from CIL treatment, a bio-oxidation retention time of 16 days was selected as optimum.

A large batch of flotation concentrate was processed in two 50 L reactors with 16 days of BIOX® treatment to generate the oxidized product for further process development testing.  Other process conditions used in these two larger scale reactors included: pulp density of 20.1% solids, 2,900 ml of inoculum addition, pH of 1.5–1.8 and a constant temperature of 40°C.  Sulfide sulphur oxidation was very good as the oxidized solids residue assayed less than 0.22% S-2.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Following the production of oxidized product, ten additional CIL tests were performed on this material to determine the optimum conditions.  Optimum results were produced from Test 8, and included a 24 hour retention time.  Test 8 results were considered suitable for trade-off study purposes.  The overall (gravity + Conc. BIOX CIL + flotation tails CIL) gold and silver recoveries estimated for the trade-off study were 90.8% and 71.5%, respectively.

Cyanide Destruction Studies

Testing to remove cyanide from the leach residue was conducted at SGS Lakefield.  For all trade-off processing options the target CNwad concentration to the tailings impoundment was <10 mg/L.

Alternatives evaluated in the test work and technical study for treatment of combined CIL tailings included SO2/Air, Caro’s acid and aging (to produce ionic hydrolysis).  SO2/Air was the treatment method of choice for the CIL tailings in all trade-off study processing options, and Caro’s acid and solution aging were the treatment methods recommended for use for thiocyanate (SCN) and cyanate (CNO) destruction in the process make-up water for the bio-oxidation option.

Thickening and Filtration Testing

Thickening and filtration test work was completed by FLSmidth in 2009 on a variety of FDN samples.  The samples tested were to represent various process streams from the five options in the trade-off study.  The thickening test work included initial flocculant screening tests, flux testing to determine optimum thickener feed density followed by 2 L static cylinder tests, and finally continuous fill deep tube tests to determine thickener unit area requirements and design underflow densities.  Rheology testing was also completed on the thickener product to determine rake torque requirements and underflow manageability.

Pressure and vacuum filtration testing were completed by FLSmidth to determine filter area requirements and performance for the flotation concentrate and the paste plant.

Additional thickening and filtration testing was completed by FLSmidth in late 2010 to determine the design parameters and criteria for the grinding and tailings thickener for the WOCIL process option.  Tests included flocculant screening, effective evaluation of feed-well design criteria for flocculation, settling tests, and measurement of thickened mud rheology to determine the rake torque and underflow manageability.

Tailings Characterization Testing

SGS Lakefield performed a standard settling test, drained settling test, Atterberg limits, particle size distribution, specific gravity, and cyanide destruction effluent detailed analysis on the whole ore POX cyanide destruction product in support of tailings dam design.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Water Treatment

No laboratory test work was conducted on water treatment, although water treatment of a variety of streams is incorporate into the pre-feasibility study design.  Such tests are planned to be undertaken during feasibility-level studies.

Paste

Paste, comprising a mixture of tailings and cement is planned to be used as stope backfill.  Tests on the WOPOX tailings for paste application included rheology, particle size distribution (PSD), settling, filtration, unconfined compressive strength (UCS) and turbidity testwork.  The testing provided the required factors and parameters for process design, equipment sizing, piping system calculations and material selection.

16.2	Process Design Criteria

16.2.1	Trade-off Studies

Process studies were completed in order to determine and select the most appropriate process flow sheet to be used.  During 2009, options considered included whole ore leaching, whole ore POX, and flotation concentrate oxidation by POX, bio-oxidation or roasting.  Three plant throughput rates of 3,000, 5,000 and 7,000 t/d were assessed in the study.  Results of the 2009 work resulted in a recommendation to proceed with the WOPOX process.  During 2010, the oxidation trade-off study was updated to include additional metallurgical testwork.

A second process study was an investigation into the economic potential of locating a concentrate POX facility at a coastal location within Ecuador as a trade-off to a WOPOX option located at the mine site.  Cost savings associated with reduced infrastructure upgrades and logistical planning related to autoclave transportation, as well as reduced electricity costs, were not sufficient to justify the additional capital cost associated with building two separate plants, the increase in operating costs associated with shipping the concentrate to Puerto Bolivar and the reduced gold recoveries resulting from a concentrate flotation circuit.  The on-site WOPOX option was selected.

An opportunity was recognized to reduce capital cost by deferring the WOPOX circuit, with WOCIL processing in the interim. Several deferral periods were investigated.  It was determined what WOCIL recovery would be necessary in order to match the net present value if the WOPOX circuit was not deferred.  Favourable opportunities were noted to exist with the deferral strategy. However, there were also inherent risks on recovery, economics and alignment with mine plan that would need to be mitigated.  The high variability in CIL recovery, in particular, is a risk that must be addressed in future studies.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

16.2.2	WOPOX Optimization Studies

WOPOX optimisation batch test work was designed to study the effect of various design parameters, including temperature, autoclave retention time and grind size on sulphide sulphur oxidation and gold and silver recoveries.  Key findings were:

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A significant spread in gold recoveries was observed during tests undertaken to assess the variability in metallurgical response of the individual FDN 1 through 4 zone composites using the optimum WOPOX conditions.  This suggested that gold recovery could be sensitive to the feed material, testing procedures and possibly operating conditions as well.  Re-leaching tests indicated that insufficient cyanide was added during the original tests;

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A comparison of aged versus non-aged test recovery results for gold suggests that, in general, aging has an insignificant effect on gold recovery.  There is no clear bias as to whether aging increases or decreases silver recoveries;

●	Only Zone 1 indicated consistent preg-robbing potential from two testing methods; however the application of CIL in the flow sheet should prevent this from significantly impacting gold recovery;

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Tests on the effects of grind size on sulphide oxidation, gold recovery and silver recovery showed that reduced grind size results in higher gold recovery but lower silver recovery.  Sulphide oxidation was unexpectedly lower for the finer grind size, which could be attributable to sulphide assay measurement errors;

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The effect of adding the gravity concentrate intensive cyanide leach residue to the Knelson gravity tailings to comprise the POX feed resulted in an overall gold recovery increase of 1%, from 95% to 96%;

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POX tests were performed on whole ore and on gravity concentrate at two different mass pulls.  The gold recovery is similar for whole ore and 1% mass pull gravity concentrate. Recovery drops for low mass pull gravity concentrate, especially for Zone 1 ore. Silver recovery is relatively unaffected by mass pull.  No gravity circuit is planned;

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Hot neutralisation versus hot cure and lime boil in series tests, performed at 60 minute residence times, and at 200°C, indicated that bulk neutralisation with upfront lime addition is more effective for gold and silver recoveries in the downstream CIL process.  Hot cure is not effective for downstream gold and silver recovery.  The pre-feasibility study flow sheet adopted a hot bulk neutralisation step following the POX circuit with an assumed residence time of 12 hours.  During the feasibility study, optimisation and repeatability tests are planned to investigate the optimal hot neutralisation residence time requirement;

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

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The effect of varying POX temperatures on gold and silver recoveries showed that a high sulphide oxidation, but lower gold recovery resulted from a lower operating temperature.  A temperature of 200°C was chosen as the basis for the pre-feasibility study mass balance since a 225°C temperature results in very similar gold recoveries, but substantive decrease in silver recovery;

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The effect of reducing the retention time from 45 minutes to 30 minutes on sulphide oxidation, and gold and silver recoveries, while compensating with a higher operating temperature of 225°C, showed that slightly more favourable gold and silver recoveries resulted from shortening the retention time, but with an elevated operating temperature;

●	Variations of POX solids density on gold and silver recoveries for gravity tailings require additional testing to determine the effect of autoclave feed density on gold and silver recovery;

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Increased recoveries resulting from a higher cyanide concentration were insufficient to justify the additional operating costs associated with cyanide reagent and cyanide destruction reagents when concentrations were increased;

●	Cooling the CIL slurry to 20°C was not found to be necessary, and therefore the CIL circuit is planned to be operated at 40°C.

16.2.3	Planned Testwork to Support Feasibility-level Studies

During the next study stage, three composites will be blended from PQ samples, and ground in a pilot grinding plant for POX testwork.  The 3 composites will represent high, low and average sulphide grade ore.  The planned testwork will:

●	Provide baseline performance information for the three new samples for comparison to previous test results;

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Compare the performance of the three blends under varying process conditions to determine whether continuous pilot plant tests should be performed on each blend or only the master composite (average sulphide grade);

●	Evaluate the performance of a coarser grind size, which could lower grind power consumption and deliver benefits to the backfill paste plant operation;

●	Evaluate bench-scale POX performance at a temperature lower than normal operating temperature.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Other test work to be performed during the feasibility study includes additional bench-scale comminution testing, CIL optimization, cyanide destruction tests, tailings characterization, thickener tests, effluent treatment and paste backfill testing.  A number of trade-off and process activities studies are planned, including evaluation of various blending and stockpiling strategies, limestone/lime supply, silver recovery optimisation and plant design considerations.

16.2.4	WOPOX Pre-feasibility Study Design Conditions

The sulphide grade of the ore feed to the autoclaves will typically vary from 1.85% and 3.04%; the autoclave circuit has been designed to accommodate this variation in sulphide sulphur by including a slurry by-pass in the pre-heaters, in addition to adequately sized oxygen plant, boiler, and off-gas handling equipment.  This range in sulphide content is adequate to capture the maximum and minimum sulphide sulphur grades based on a three month running average.

The end-products of the oxidation reactions are sulphuric acid, soluble base metals such as iron sulphates, calcium sulphates, and precipitated basic ferric sulphates.  The autoclave discharge slurry reports to the downstream processes which re-dissolve most of the solid basic ferric sulphates, neutralize the sulphuric acid, and recover the gold and silver.  Steam from slurry pressure let-down/flash cooling is used for pre-heating the autoclave feed slurry and then vent gases from the autoclave report to the pressure oxidation off-gas handling/treatment processes.

The POX plant has been designed to treat a gold bearing sulphide ore with a sulphide grade ranging between 1.85% and 3.04% sulphide sulphur, a carbonate grade ranging between 0.88% and 1.39%, and an autoclave operating temperature of 200ºC to 225ºC.  Flexibilities in the design of equipment and piping (e.g. provision to add concentrated sulphuric acid to the acidulation tank) have been considered to account for various process conditions.

The POX area includes a low temperature heater, four high temperature heater feed pumps (two operating/two spare), one high temperature heater, two autoclave slurry feed pumps (one operating/one spare), an autoclave, a high pressure flash vessel, a low pressure flash vessel, a vent gas cyclone, an oxidised slurry seal tank, an oxygen blowback vessel, a steam blowback vessel and off-gas handling equipment including a quench vessel and a Venturi scrubber.

The autoclave unit operation incorporates controls on cooling water and steam as necessary to maintain the specified operating temperature set-points, while taking into consideration the heat of reactions. Oxygen is supplied to the autoclave to achieve an oxygen partial pressure of 690 kPa absolute and an oxygen utilisation of 80%. Venting rates are based on the autoclave operating pressure and from any non-condensable gases generated from the reactions within the autoclave. The flashing unit operations are based on achieving thermodynamic equilibrium with the flash vessel operating pressure.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Downstream of the autoclave circuits are three hot neutralisation tanks operating in series. All basic iron sulphates are assumed to decompose in the first neutralisation tank while all basic metal sulphates are assumed to react with slaked lime to form various metal hydroxides. The addition of slaked lime is controlled to achieve a pH of 10.5 in the first neutralisation tank. The assumption of all metal sulphates reacting with lime would provide the highest lime consumption rates, leading to the most conservative operating costs with respect to lime requirement. The neutralised slurry is then cooled in slurry cooling towers to 40°C before feeding the CIL circuit.

16.3	Projected Recoveries

Projected life-of-mine average gold and silver recoveries using WOPOX and WOCIL processing routes are summarized in Tables 16-1 to 16-4.

The WOCIL ore gold recovery shows considerable variability over the four years of Phase 1, fluctuating between 80% and 90%.  The WOPOX ore shows very little variability, since the domain distribution shows little deviation over the mine life. Recovery varies roughly between 93% and 96%.

WOCIL silver recovery is assumed to be constant across all domains, so recovery during Phase 1 is constant at 69.8%. During Phase 2, silver recovery varies roughly between 60% and 85%.

Table 16-1: Pre-feasibility Study, Gold Recovery Estimate for WOPOX

Run	Zone	Overall Gold Deportment in Intensive CIL	Estimated Gold Recovery (%)			Zone Au Ratio
			Recovery in CIL	Overall Recovery	Average Recovery by Zone
CIL POx 64A	1	N/A	98.1	98.1	97.35	0.46
CIL POx 64B			96.6	96.6
CIL POx 65A	2	N/A	95.5	95.5	95.45	0.36
CIL POx 65B			95.4	95.4
CIL POx 66A	3	N/A	94.7	94.7	95.00	0.00
CIL POx 66B			95.3	95.3
CIL POx 67A	4	N/A	88.0	88.0	87.60	0.18
CIL POx 67B			87.2	87.2
	Weighted Average				94.9
	Weighted Average with 0.5% Subtracted				94.4

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 16-2: Pre-feasibility Study, Silver Recovery Estimate for WOPOX

Run	Zone	Overall Silver Deportment in Intensive CIL	Estimated Silver Recovery (%)			Zone Ag Ratio
			Recovery in CIL	Overall Recovery	Average Recovery by Zone
CIL POx 64A	1	N/A	94.7	94.7	94.55	0.48
CIL POx 64B			94.4	94.4
CIL POx 65A	2	N/A	40.8	40.8	40.50	0.33
CIL POx 65B			40.2	40.2
CIL POx 66A	3	N/A	87.9	87.9	88.30	0.00
CIL POx 66B			88.7	88.7
CIL POx 67A	4	N/A	80.6	80.6	84.30	0.18
CIL POx 67B			88.0	88.0
	Weighted Average				74.8
	Weighted Average with 1% Subtracted				73.8

Table 16-3: Pre-feasibility Study, Gold Recovery Estimate for WOCIL

Zone	Overall Gold Deportment in Intensive CIL	Estimated Gold Recovery (%)			Zone Au Ratio
		Recovery in CIL	Overall Recovery	Average Recovery by Zone
1	N/A	75.7	75.7	75.7	0.18
2	N/A	80.8	80.8	80.8	0.25
3	N/A	70.1	70.1	70.1	0.00
4	N/A	86.1	86.1	86.1	0.57
Weighted Average				82.9
Weighted Average with 0.5% Subtracted				82.4

Table 16-4: Pre-feasibility Study, Silver Recovery Estimate for WOCIL

Hole	Drill Interval	Overall Silver Deportment in Intensive CIL	Estimated Silver Recovery (%)
			Recovery in CIL	Overall Recovery
CP-09-244	182.90 - 185.90	N/A	70.6	70.6
CP-09-244	191.90- 194.75	N/A	60.9	60.9
CP-09-245	194.37 - 197.37	N/A	86.0	86.0
CP-09-245	203.37 - 206.37	N/A	72.5	72.5
CP-09-245	279.45 - 282.45	N/A	65.8	65.8
CP-09-245	282.45 - 285.45	N/A	81.3	81.3
FN3650m01	275.50 - 278.50	N/A	82.2	82.2
FN3650m01	293.50 - 296.50	N/A	89.7	89.7
FN3650m01	334.55 - 337.55	N/A	53.1	53.1
FN3650m01	346.55 - 349.55	N/A	56.7	56.7
FN3650m01	358.55 - 361.55	N/A	59.9	59.9
Average			70.8
Average with 1% Subtracted			69.8

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

16.4	Comment on Metallurgical Testwork

In the opinion of the QP, the metallurgical test work conducted to date supports the declaration of Mineral Resources and Mineral Reserves based on the following:

●	The metallurgical testwork completed on the Project has been appropriate to establish the optimal, phased, processing routes;

●	Tests were performed on samples that were representative of the mineralization;

●
Recovery factors were estimated for the conceptual mill planning stage.  While the information supporting the recoveries estimated for pre-feasibility purposes are appropriate, additional testwork will be required as part of feasibility-level studies to improve confidence in the effectiveness of the process flowsheet;

●	Regent consumption and process conditions have been appropriately determined to establish process operating costs at a pre-feasibility study level of confidence,

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Mineral Resource estimates were prepared under the direction of John Sims.  Mineral Reserve estimates were under the direction of Doug Moore, both employees of Kinross.  The Qualified Person for the estimate is Robert Henderson, P.Eng., a Kinross employee.  The Mineral Resource estimate has an effective date of 31 December 2010.  The effective date of the Mineral Reserves is also 31 December 2010.

Estimates were prepared with reference to the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Best Practice Guidelines (2003) for preparing Mineral Resources and Mineral Reserves.

17.1	Mineral Resource Estimation

17.1.1	Database

The Fruta del Norte database consists of 221 core drill holes.  Of this total, 205 core drill holes are directly used to support Mineral Resource estimation; the remaining drill holes were either completed for metallurgical purposes, or had assays pending at the database close out date.  The database was closed for estimation purposes in September 2010.

17.1.2	Block Models

The models were built using commercially-available Gemcom version 6.2.3 software.

The block model has regular dimensions of 4 m x 10 m x 10 m in the X, Y, and Z directions respectively.  A non-sub-blocked partial Gemcom model was used for reporting Mineral Resources whereas the Mineral Reserves were reported from a Datamine converted sub-blocked derivative model.  The topographic surface used to limit the block model is discussed in Section 10.1.2.

17.1.3	Geological Interpretation

The geological solid construction process entailed the use of drill log data to interpret and create detailed lithological, alteration, and structural wireframes that encapsulate the mineralised Au bearing silicic core.  The wireframe construction process was accomplished using both commercially-available Leapfrog and Gemcom software packages.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Correlation matrices were used to define alteration and lithologic relationships with Au mineralisation to explore and facilitate the creation of separate sub-domains. The mineralised silica core was sub-domained into four zones which contain distinctly different mineralogy, epithermal textures, and geochemical signatures.

The key geologic associations used for the sub-domaining of the FDN mineralised core were the following:

●      Lithologic - Strong relationship between breccia types and Au mineralisation.

●      Alteration - Weak relationship between Au mineralisation and clay alteration.

●      Alteration – Strong relationship between Au mineralisation and silica alteration.

The absence of Au mineralisation in the clay alteration types was extremely important in that these zones were used to create alteration wireframes in an effort to isolate and encapsulate the mineralised silicic core. Once this step was complete, correlation matrices were used to further segregate the silicic core into the final four domains (Figure 17-1):

●	Xh_Vn (domain code 10): hydrothermal eruption breccia (syn-epithermal system i.e. with clasts of veins and mineralised/altered rock)

●	Xp_Ip (domain code 11): a phreatomagmatic breccia (pre-epithermal system, i.e. silica altered with clasts of volcanic and porphyry but no epithermal vein clasts)

●
M_South (domain code 12):  zone associated with a different geochemical signature. This geochemical difference is thought to be related to a Western Up-flow Zone generally higher in arsenic and antimony and the Eastern Up-flow Zone containing higher silver (or silver: gold ratios), manganese, lead and zinc. A tentative interpretation based on the domination of the Western Up-flow Zone and the geochemistry, is that the Western Up-flow Zone overprints the East Up-flow Zone. The up-flow zones were used to subdivide the southern portion of the mineralised core into the M_South domain

●	Silica_Halo (domain code 20)

Sub-domains within the mineralised core were also constrained by a 2.0 g/t gold grade cut-off.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 17-1: Mineralization Domains

17.1.4	Composites

Core samples range from 0.1–3.12 m with a group mean of 1.01 m.  The mean length for the mineralised domains was 0.98 m with a maximum of 1.06 m and a minimum of 0.98 m.  To standardize data support, assay composites were calculated at 2 m down-hole lengths for gold and silver grades.  Only 2.42% of the composites have lengths less than 2.0 m with a minimum length of 0.10 m.

Composites typically lie within the mineralization domains, but some may include “dilution” of assays lying partially outside the domain boundary.  Based on the difference in mean values between assays and composites, this dilution appears to amount to 4%.

Sulphur (S) and calcium (Ca) data were composited down-hole within the mineralization envelope and tagged by the internal domain wireframes.

17.1.5	Exploratory Data Analysis

Exploratory data analysis (EDA) consisted of histograms, frequency plots, log probability plots, and summary statistics to identify any mixed populations in the domains.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

17.1.6	Grade Capping

Prior to capping, grade distributions were examined using disintegration analysis, mean variance, log probability, and histogram plots.

Variable gold and silver grade caps were used, depending on domain.  Gold caps ranged from 6.19 g/t Au in the Silica_Halo domain to 181.38 g/t Au in the Xh_Vn domain.  Silver caps likewise varied, from a minimum of 84.84 g/t Ag in the Silica_Halo domain to 140.63 g/t Ag in the Xh_Vn domain.  Sulphur (S) and calcium (Ca) caps were based on the probability plots for each element. The S cap was 7% and the Ca cap was 6%, or the 99.5th percentile of the clustered distributions.

All caps were applied to composites.

17.1.7	Variography

Normal-scores variograms were used to assess spatial data correlation of assay composites, and were generated using commercially-available Supervisor software.

17.1.8	Grade Estimation

Ordinary kriging (OK) was used to estimate Au, Ag, sulphur (S), and calcium (Ca) grades into the block model.

Search anisotropy ratios were based on the variogram results.

The first pass search was conditioned to gold, where only blocks with gold estimates received estimates for the other variables.  The first pass gold search was approximately 30% of the normal-scores variogram sill which was reduced from 50% as a result of model validation where areas of over-smoothing were found.  The second pass was 70% of the total variogram sill and was designed to estimate Inferred Mineral Resources with a broader radius without overwriting the first pass.  A minimum of three, and maximum of eight samples could be used in estimation, with a minimum of one, and maximum of four composites from any single drill hole.

Separate OK interpolation runs were performed for uncapped gold and silver to determine the effects of grade capping on the resource model.

Additional models were run to capture attributes such as kriging variance, hole count, number of composites used in the estimate, and distance to the nearest composite. All of these additional models were stored in the block model as separate variables.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Density was assigned to all blocks by tagging them with the rock model solids and assigning an average density to each block based on the rock model domain.  Blocks inside the perimeter domain without a density domain assignment were assigned 2.69 m3/t; a value approximating an average mineralised rock density.  Waste rock blocks outside the mineralised domain were assigned a density of 2.67 m3/t.

An inverse distance to the third power (ID3) interpolation method was used to interpolate CIL percent Au recoveries from 230 metallurgical composites, of 3 m standardized lengths.  The interpolation was confined to the Xh_Vn and Xp_Ip geologic domains.

17.1.9	Model Validation

Model validation consisted of visual inspection of drill intercept grades with block grades, and construction of swath plots and grade–tonnage curves for the estimated grades with theoretical Herco distributions.  No areas of bias were noted with the model.

17.1.10	Mineral Resource Confidence Classification

Initial classification of Indicated Mineral Resources was based on a combination of the search distance to the nearest composite, estimation by the first pass search ellipse, visual examination of each model row in cross-section, and general considerations of drill fan spacing in the deposit.  All model material between co-ordinate northing limits 9583287.5N and 9583612.5N were classified as Indicated Mineral Resources, as most blocks within the perimeter domain solid were estimated.  All other blocks were classified as Inferred Mineral Resources.

In a second step, solids were digitized around peripheral groups of blocks that were inside the first search ellipse but which represented data over-projection.  All of the blocks inside these solids were re-classified as Inferred Mineral Resources.

As the mineralization does not crop out on surface, and there is currently a lack of underground exposure, no Measured Mineral Resources were classified.

17.1.11	Cut-off Grades Used to Constrain Mineral Resources and Reserves

Three design cut-off grades were estimated for the Project: the breakeven or mine cut-off grade, the incremental cut-off grade, and the mill cut-off grade.  The mine cut-off grade includes mining, processing and overhead operating costs whereas the incremental cut-off grade considers mining (less completed development), processing and overhead operating costs.  The mill cut-off grade considers processing and overhead costs only.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Cut-off grades were calculated as follows:

●	Break-even Cut-off Grade (BECOG) = (Total Operating Cost)/(Realised Au Value);

●	Incremental Cut-off Grade (ICOG) = (Total Operating Cost – Development Cost)/(Realised Au Value);

●	Mill Cut-off Grade (MCOG) = (Ore Processing Cost + G&A)/(Realised Au value).

Where

●	Total Operating Cost = (Mining Cost) + (Ore Processing Cost) +( G&A Cost) + (Misc. Costs).

Preliminary cut-off grades were calculated for the purpose of generating mineable stopes, required to develop a mine plan.  Typically, these were based on estimated operating costs, royalties and process recoveries (Table 17-1).  Two sets of cut-off grades are calculated in order to identify the resource material suited for WOCIL and WOPOX processing respectively.

Table 17-1: Preliminary Cut-off Grade Estimate Summary

Parameter	CIL Reserve Value	POX Reserve Value	Resource Value
Gold Price	$900/oz	$900/oz	$1,000/oz
Silver Price	$14.00/oz	$14.00/oz	$15.00/oz
Process Recovery	74.0%	94.8%	94.8%
Break-even Cut-off Grade	5.2 g/t Au	3.3 g/t Au	3.0 g/t Au
Incremental Cut-off Grade	2.6 g/t Au	2.6 g/t Au	N/A
Mill Cut-off Grade	2.0 g/t Au	2.0 g/t Au	N/A

The preliminary cut-off grades were based on mine planning work completed in July 2010 and were used for declaration of Mineral Reserves and Resources.  The cut-off grades used to constrain Mineral Reserves and Mineral Resources included the parameters summarized in Table 17-1.  The mine plan was updated using the mineable stopes generated using the preliminary cut-off grades.  Using this mine plan, more accurate metal recoveries and operating costs were determined.  Final cut-off grades were calculated using the parameters summarized in Table 17-2.  The final break-even cut-off grades have decreased marginally compared to the preliminary break-even cut-off grades.  So, the preliminary cut-off grades used for declaration of Mineral Reserves and Resources provide an accurate estimate.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 17-2: Final Cut-off Grade Estimate Summary

Parameter	CIL Reserve Value	POX Reserve Value	Resource Value
Gold Price	$900/oz	$900/oz	$1,000/oz
Silver Price	$14.00/oz	$14.00/oz	$15.00/oz
Process Recovery	82.5%	94.4%	94.4%
Break-even Cut-off Grade	5.0 g/t Au	3.2 g/t Au	2.9 g/t Au
Incremental Cut-off Grade	4.9 g/t Au	3.0 g/t Au	N/A
Mill Cut-off Grade	2.4 g/t Au	2.0 g/t Au	N/A

17.1.12	Stoping Model

Indicated Mineral Resources form the basis of stope designs, which are limited to blocks located between 9583815N and 9583175N.  Nominal dimensions recommended for transverse open blast hole stopes are 15 m wide (north–south axis) by 25 m long (east–west axis) by 30 m high.

The West Fault closely parallels most of the western boundary of the block model and stoping model, and forms a “hard” boundary for stopes adjacent to it.  The East Fault is located beyond the eastern boundary of the block model, and no stope abuts against the East Fault.  Figure 17-2 presents the stope model in relation to the faults and planned infrastructure (see Section 19.1).

Figure 17-2: Stope Model

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The stoping layout was created using Mine2-4D software.  A nominal grid consisting of 4 m long by 15 m wide by 30 m high blocks for each level of the proposed mine (based on a nominal sub-level spacing of 30 m) was interrogated against the block model.  These blocks represent “slices” of the transverse open blasthole stopes and correspond well with the individual block size contained in the block model.

Stopes are planned to be mined on retreat from east to west.  Initial mineable stopes were generated by compositing the results from the interrogation within individual stope lines (i.e., Northings representing 15 m wide stopes).  A minimum stope length of 8 m and maximum stope length of 28 m (to coincide with block model sizes) was used to limit the number of block slices contained in an individual stope.

Preliminary breakeven cut-off grades of 5.2 g/t Au for WOCIL mineralization and 3.3 g/t Au for WOPOX mineralization were used to restrict lower grade slices from inclusion within stopes designed as WOCIL mineralization or WOPOX mineralization.  A secondary cut-off recovery of 74% was applied to the slices based on the “CIL Rec.” variable in the block model to determine if the slice should be mined as WOCIL mineralization.  This variable represented the expected WOCIL process recovery for a given block.  In order to identify a large enough WOCIL target (resource base) to sustain production of 2,500 t/d it was determined that a minimum WOCIL recovery (from the blocks in the block model) of 74% was required.  In addition to the breakeven cut-off grades and WOCIL recovery, an incremental cut-off grade of 2.6 g/t Au was used to design stopes for both mineralization types.

Stopes located on the most eastern side of the deposit (or first stopes mined in a stopeline) were assumed to cover all operating costs, including development.  The first block slice for these stopes was considered part of the stope, if the gold grade within the slice was ≥5.2 g/t Au, and the slice had an expected WOCIL recovery of ≥74%.  Remaining block slices were required to be greater than or equal to the incremental cut-off grade.  However, the overall resulting stope grade from compositing these slices also had to be greater than or equal to the breakeven cut-off grade and WOCIL recovery cut-off.  This was undertaken to reduce over-incrementalising the deposit.  Resource blocks comprising slices not meeting the WOCIL criteria were re-evaluated using the same process, but only using the POX break-even cut-off grade (3.3 g/t Au) and the same incremental cut-off grade (2.6 g/t Au).

The same process was completed for all stope lines and sub-levels in order to efficiently generate a first pass of mineable stope shapes (outlines).  The results of the initial pass were investigated to identify individual stopes with high amounts of waste (blocks below the incremental cut-off grade).  Although the stopes still met the break-even cut-off grade criteria, they were visually inspected against the block model to determine if waste could be removed by reshaping the stope.  Stopes where waste was eliminated or reduced by reshaping the stope, were subsequently reshaped.  Stopes where the waste could not be eliminated (i.e., waste blocks situated between high grade blocks), were left “as is” and the waste was considered to be internal stope dilution.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Final stope tonnages and grades were calculated by interrogating the block model with the revised stope outlines.  The results of this interrogation were individual WOCIL stopes with gold grades greater than or equal to the break-even cut-off grade of 5.2 g/t Au and 74% WOCIL recovery, and WOPOX stopes with Au grades greater than or equal to 3.3 g/t Au.

17.1.13	Assessment of Reasonable Prospects for Economic Extraction

In determining reasonable prospects of economic extraction, the following criteria were used:

●	Assessment of geological and grade continuity of mineralized material.

●
Indicated Mineral Resources are those blocks assigned an Indicated confidence category that are not in the mine plan and are below the 995 Level, or the lowest level of the mine plan.  Such blocks are considered potentially economic because they fall close to the development footprint of the planned mine and can be readily accessed.  Mineralization above the 995 Level is not reported as Indicated Mineral Resources because either it has been classified as Mineral Reserves or, using the economic assumptions in the pre-feasibility study, were considered un-mineable;

●
Inferred Mineral Resources were declared if the blocks assigned an Inferred confidence category fell within an area defined as a maximum of 325 m north of the current planned development and maximum of 770 m south of the development footprint of the planned mine.

Mineral Resources are constrained using a 3 g/t Au value, which was defined using the criteria in Section 17.1.12.  The cut-off is 1 g/t Au above the mill cut-off grade used for Mineral Reserves.  Using the 3 g/t Au breakeven cut-off grade there is support for declaration of Mineral Resources.

17.1.14	Mineral Resource Statement

Mineral Resources were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101.  Mineral Resources have an effective date of 31 December 2010, and are summarized in Table 17-3.  Kinross cautions that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 17-3: Gold and Silver Mineral Resource Table, Effective 31 December 2010

Classification	Tonnage (kt)	Gold Grade (g/t)	Gold (koz)	Silver Grade (g/t)	Silver (koz)
Measured	—	—	—	—	—
Indicated	3,583	5.50	634	10.7	1,235
Inferred	19,553	5.50	3,460	10.7	6,707

Notes:
1.	Mineral Resources are reported exclusive of Mineral Reserves.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Mineral Resources are reported to a cut-off grade of 3 g/t Au.
4.
Mineral Resources are reported using a gold price of $1,000/oz, and a silver price of $15/oz, life-of mine average gold recovery of 94.8% and an operating cost of $85.51/t.  The planned mining method is transverse open stoping, and all stopes have incorporated appropriate allowances for mining dilution and mining recovery.

17.2	Mineral Reserves

The stope model and cut-off grades applied to Mineral Reserves are discussed in Sections 17.1.11 and 17.1.12 respectively.

17.2.1	Dilution

Average unplanned dilution values (10% at zero-grade) were applied equally to all of the stopes.  Unplanned dilution comes mainly from waste rock or backfill slough.  The dilution estimate is based on an analysis of the stope sizes, stoping sequence, and degree of exposure to fill or rock walls.  There is also some planned dilution inside the stope shapes, due to having material included that is either below the cut-off grade, is classified as Inferred Mineral Resources, or is unclassified material.

17.2.2	Stope Recovery

Stope ore recovery is estimated at 88%.  Sources of ore loss include lower mining recovery in sill pillar horizons, final stope cleanup, unplanned stope failures, drill and blast inefficiencies, and ore misclassification.

17.2.3	Mineral Reserve Statement

Mineral Reserves for the Project incorporate appropriate allowances for mining dilution and mining recovery for the selected mining method.  Mineral Reserves have an effective date of 31 December 2010, and are summarized in Table 17-5.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 17-4: Gold and Silver Mineral Reserves Summary, Effective 31 December 2010

Classification	Tonnage (kt)	Au Grade (g/t)	Ag Grade (g/t)	Contained Au (koz)	Contained Ag (koz)
Proven	-	-	-	-	-
Probable	26,117	8.07	10.9	6,775	9,141
Total	26,117	8.07	10.9	6,775	9,141

Notes to Accompany Mineral Reserves Table:
1.	Mineral Reserves are reported exclusive of Mineral Resources.
2.	Mineral Reserves are reported to a cut-off grade of 3.3 g/t Au.
3.
Mineral Reserves are reported using a gold price of $900/oz, and a silver price of $14/oz; life-of mine average gold recovery of 94.8% and an operating cost of $85.51/t.  The planned mining method is transverse open stoping, and all stopes have incorporated appropriate allowances for mining dilution and mining recovery.

17.3	Comment on Mineral Resources and Mineral Reserves

The QP is of the opinion that the Mineral Resources and Mineral Reserves for the Project, which have been estimated using core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2005).  The Mineral Reserves are adequate to support mine planning.

Mineral Reserves by definition have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing, and political factors and constraints, as discussed in Section 4 and Section 19 of this Technical Report.

The results of the economic analysis to support Mineral Reserves (see Section 19.11) represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.  Areas of uncertainty that may materially impact Mineral Reserve estimation include:

●	Commodity price and exchange rate assumptions;

●
The financial analysis used to support declaration of Mineral Reserves (see Section 19.11) used the base 5% royalty that specified in the current legislation as no maximum royalty percentage has been defined.  Until an exploitation contract is in place it is unknown what the actual royalty will be;

●
The tax legislation requires payment of a windfall profits tax by companies that are producing non-renewable natural resources. A corporate tax rate of 70% will apply to profits above a trigger price. The trigger price is negotiated in the exploitation contract or established by the President of the Republic in case the parties do not reach an agreement in the contract. If the President defines the trigger price, it cannot be below the spot price at the time of signing of the contract. The metal sales prices used in this study and sensitivity analysis are assumed to be below the windfall profits trigger price;

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

●
The current mining business context in Ecuador is complex and continues to evolve.  The major components of the statutory and regulatory framework governing the mining industry are new—the Constitution was approved in September, 2008, the mining law came into effect on 29 January, 2009 and the regulations to the mining law were published on 16 November, 2009—and consequently there are few precedents and only limited experience with their administration and application.  In addition there is pending legislation such as the new water law, the law on public consultation and amendments to the customs law that could have an impact on the mining industry in Ecuador.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As the Project is at a pre-feasibility stage, and therefore by definition is not a development or production property, this section is not relevant to the Technical Report.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

19.0	OTHER RELEVANT DATA AND INFORMATION

Kinross awarded Hatch Ltd. (Hatch) a contract for a pre-feasibility study on the Fruta del Norte deposit in June, 2009.  This section of the Technical Report covers the results of the pre-feasibility study conducted by Hatch with the support of the Kinross Owner’s team and various consultants.  The tailings facility design was performed by Klohn Crippen (Vancouver), geomechanics and hydrology were undertaken by Itasca Consulting (Sudbury, Denver).

The pre-feasibility study has only considered the central portion of the deposit, where Indicated Mineral Resources were declared.  The pre-feasibility study scope included design of a process plant and underground mine in two phases to treat the available non-refractory ore in Phase 1 and defer installation of the WOPOX plant for processing the refractory ore until Phase 2.  The capacity of the process plant for Phase 1 was designed at 2,500 t/d through a WOCIL process circuit to support the underground mine plan on non-refractory ore.  The capacity of the process plant for Phase 2 was doubled to 5,000 t/d to maximise the mine extraction rate that could be achieved with truck access to the mine through a single production decline.

The study also included various mine trade-off studies on mine access and ventilation and an oxidation trade-off study comparing various oxidation processes including concentrate biological oxidation, concentrate roasting and WOPOX, and concentrate pressure oxidation.

The study scope included all necessary infrastructure such as power, access roads, permanent accommodation camp, shops, administration building, TSF, water treatment plants and all other facilities required to support a remote mine and process plant.

A 2,500 t/d capacity was selected for Phase 1 on non-refractory ore and 5,000 t/d for the remaining refractory ore at the start of the study as being appropriate for the mineral resources available for mining, yielding approximately a 16 year mine life. Additional studies to optimise mine and milling capacity are planned for the feasibility study.

Dates discussed in this section of the Technical Report are for illustrative purposes only, as a decision to proceed with mine construction still requires regulatory approval and approval by Kinross management.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

19.1	Mining Method

19.1.1	Geomechanical Considerations

Rock mass characterisation and the subsequent assessment of the modified stability number illustrated that a wide range of rock mass conditions may exist; consequently, stope designs were based on dominant conditions.  Itasca recommended:

●
In the main part of the ore body (1080 RL to 1260 RL), where it is wide, stopes should be transversely oriented (normal) to the longitudinal axis of the ore body (i.e., east–west).  For the purpose of the pre-feasibility study, the stopes should be 25 m long (in the east–west direction) by 15 m wide (in the north–south direction) by 30 m high (sub-level spacing);

●
In the upper (1260 RL to 1320 RL) and the lower (990 RL to 1,080 RL) parts of the ore body, where the width of the ore body is less than 75 m, stopes can be oriented with their longitudinal axis in the north–south direction.  These longitudinal stopes should be 20 m long (in the north–south direction) by 15 m wide (in the east–west direction) by 30 m high (sub-level spacing).

The design target factor of safety for backfill paste was selected at 1.5.  Based on the preliminary analysis, Itasca recommended that the unconfined compressive strength (UCS) of pastefill should be 450 kPa.

Ground support specifications were based on standards currently used in Canadian hard rock mines, in compliance with Canadian regulations, as Ecuador currently does not have regulations concerning ground support requirements for underground mining excavations.  The stope back and the walls can likely be stabilised through the use of cable bolting if required.

Numerical modelling was conducted, with the following results:

●
Mining of the ore body has the potential to generate local slips on the West and Central Faults. Fault slips may be relatively harmless or may cause some seismicity in deeper parts of the mine.  Fault slipping is likely to have adverse effects on the crosscut developments used to access the ore body.

●	Under the modelled conditions, there should be no significant interaction between the ore body and the East Fault Zone.

●
Under the modelled conditions, the crown material above the ore body should remain stable.  Stability of the crown above the ore body is not expected to be an issue providing that the mined stopes are backfilled.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Offset distances between the ore body and the main ramp and the footwall haulage drive were provided by Itasca based on their experience at other mining operations, and revised, based on the results of the numeric modelling, to:

●	Position the footwall haulage drives 20 m west of the West Fault.

●	Position the main ramp 40m west of the West Fault.

19.1.2	Planned Stope Design

Transverse open blasthole stoping (Figure 19-1) with, initially, cemented rock fill, and later, paste fill is the selected mining method for the Fruta del Norte deposit.  The proximity of the Machinaza River to the deposit excludes open pit or caving mining methods.  The poor to fair quality rock mass (Table 19-1), coupled with the massive nature of the deposit, requires that backfill be used to provide long-term ground support.  This will enable the nearly full extraction of the Indicated Mineral Resource, while preserving the integrity of the crown pillar separating the mine from the river.

The thickness of the deposit (typically varying from 50 m to 130 m) favours the transverse open blasthole stoping method.  The method provides many opportunities for opening stopes, thus providing high tonnages and scheduling flexibility, and is heavily mechanized for efficient mining.

The typical stope size is 15 m wide, 28 m long, and 30 m high, determined from the available geomechanical data and empirical methods for determining stope sizes.  This stope will nominally produce 32,000 t of ore with a 100 day mining cycle that includes a 28 day paste-fill curing time.

The transverse stopes will retreat from the East Fault towards the West Fault.  Each stope will be developed using a shared sill or cross-cut at the top and bottom of the stope.  To further reduce development quantities, each cross-cut will be shared with two adjacent rows of stopes wherever possible.  This means three stopes will be accessed from one crosscut.  The stope excavation method will be “slot-and-slash”. Inclined and vertical production blast-holes will be drilled downward and loaded with explosives to break off the vertical slices of ore.  Mucking will be undertaken using remote-controlled load–haul–dump vehicles (LHDs) to re-muck stations for loading into mine trucks.  The ore (and waste) will be hauled to surface via the ramp and the mine decline to either the stockpile area or the mine primary crusher.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 19-1: Transverse Open Blasthole Stoping Method

Table 19-1: Rock Mass Characterisation Results

Rock Type	Q			Q’
	Unfavourable	Favourable	Dominant	Unfavourable	Favourable	Dominant
Misahuallí Andesite	0.08 (0.02)	13.2	0.89 (0.13)	1.85 (0.37)	50	8.89 (1.33)
Suarez Conglomerate	0.09	39.6	1.33	8.3	150	13.3
Batholith Granite (~ top 100m)	0.02	20	2	-	-	-

Note: Non-bracketed values represent conditions expected in standard ground. Bracketed values represent modified values that are associated with poor ground conditions and faulted ground.  The unfavourable value represents a lower bound (with respect to rock mass quality) in the expected range of values. Similarly, the favourable value represents an upper bound (with respect to rock mass quality), and the dominant value represents the most likely value.

Once the stope is finished, it will be backfilled with either cemented rock or paste fill.  Cemented rock fill will be used in for the first two years of production and will use the development waste brought to surface during the pre-production period.  When this waste is depleted, paste fill will be used.  A fill fence will be erected in the mucking sill and a paste fill plug will be poured and allowed to set.  The remaining stope void will be filled with paste fill and allowed to cure before mining any stope immediately adjacent.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

19.1.3	Proposed Mine Access and Development

The mine will be accessed via a 1,310 m long north production decline and a 1,580 m long south exploration decline.  The 1260 Level will be the approximate location where these two declines will meet (Figure 19-2).  The north production decline portal will be located on the north side of the Machinaza River immediately adjacent to the process plant.  Both mine declines will have an opening 5.0 m wide x 5.5 m high, and will be nominally driven at a -15% gradient.

Figure 19-2: Planned Mine Layout

In order to maximise overburden thickness and minimise the groundwater inflow, the decline will be positioned beneath a mountain ridge.  The decline will then pass under the Machinaza River.  At the river crossing, the thickness of overburden is approximately 75 m.  Grouting of the decline is planned near the river crossing and is anticipated to reduce water inflow from this area.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

At the intersection of the north and south declines, the decline will transition into the mine ramp.  The 1,968 m long mine ramp and sub-level drifts are located west of the West Fault, a major geological structure.  To minimise problems associated with the fault, most of the mine layout and infrastructure will be located west of the fault.  The ramp design of approximately spans the entire strike length of the Indicated Mineral Resource considered for the pre-feasibility study, with dimensions identical to the decline.  This ramp configuration provides haulage trucks with straightaway lanes for higher speed and better safety.  In general, the ramp is off-set approximately 40 m from the West Fault to reduce mining and fault influence; this distance is based on recommendations by Itasca.

Level accesses will be driven off the ramp to join with sub-level drifts spaced 30 m vertically.  In total, the mine will have 12 sub-levels starting at 1320 Level down to 990 Level.  The ramp configuration, coupled with the ramp inclination and level spacing will typically result in the level accesses being positioned on top of one another and along the straightaways for increased safety.  The level access profile will be identical to the decline and the ramp, at 5.0 m wide x 5.5 m high.

The sub-level (haulage) drifts will be located approximately 20 m from the West Fault, parallel to the deposit and connected to the mine ventilation system.  Underground mine infrastructure and services distribution will be located in cut-outs either along the level accesses or the sub-level drifts and will be distributed throughout the mine.

The upper mine ventilation system will consist of two vertical raises to surface: a fresh air raise (FAR) and a return air raise (RAR).  The remainder of the ventilation system will consist of internal raises, an escape-way, and the mine declines/ramp.  Both the FAR and RAR systems will be divided into two sections; upper and lower. The upper sections will extend from the surface to the 1260 Level, where the main ventilation fans will be located.  The lower sections, where mine air will be directed to and from the levels, will extend down to the 990 Level.  The upper FAR will be 3 m in diameter, while the upper RAR will be 5 m in diameter.  Both raises will be excavated using a raise borer, while the lower raises from the 1260 Level to the 1110 Level will be 5 m x 5 m square, inclined at no less than 65º and excavated using a mechanised raise climber (Alimak).  All other ventilation raises, with the exception of the escape-way, will be 5 m x 5 m square.  The second egress route for the mine, a 3 m x 3 m square escape-way, will be excavated during the ramping process with drop raises, and will contain a ladder-way and landing platforms.  The escape-way will service all the levels from the 990 Level to the 1290 Level.  From the 1290 Level, access out of the mine will be through the north or south declines.  This escape-way will also serve as an integral part of the ventilation circuit, along with the FAR to surface on the 1260 Level, during the ramp development process.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

On the surface, options for the locations of the raise collars were limited by topography and the proximity of the West Fault.  Surface limitations included the river and the steep hillsides, while the underground considerations included the maximisation of the offset from the West Fault.  Surface locations were also positioned to reduce groundwater inflows.

There will be a number of major infrastructure items (such as refuge stations, storage, maintenance service facilities, power substations, detonator and explosive magazines and dewatering sumps and pumping facilities) located throughout the mine.  Levels that will contain major infrastructure items include the 1260 Level, the 1155 Level and the 1050 Level.  The 1260 Level will contain the primary mine ventilation fans and associated infrastructure.  Each fan installation will have an alternate route (by-pass) to get around the fan, equipped with airlock doors, to enable personnel and equipment to access the raise bottoms.  Included in the 1260 Level infrastructure will be a dedicated sump and pumping station for the groundwater inflow from the decline.  This non-impacted water will be collected and pumped to surface via a dedicated line for treatment (solid settling and oil skimming) and discharge.  The pumping station has been designed for an average inflow rate of 2,020 m3/d.

The 1155 Level will contain the maintenance service facility and the wash bay.  This infrastructure will be excavated off the north end of the ramp in an area that will be easily accessible from the ramp system.  The ventilation system for the facility will be located at the rear of the facility and will exhaust onto the 1140 Level near the RAR system.  This will provide an additional measure of safety in case of fire. The maintenance service facility will include two service bays (primarily for preventive maintenance and minor servicing of mobile equipment), a small bay for an office/lunch room and a small warehouse and a wash bay.  The 1155 Level will have a permanent refuge station as well as a permanent storage bay.

The 1050 Level is the proposed location for the major water collection point and pumping station for the mine.  A large vertical cone sump will be located between the 1080 Level and the 1050 Level with a pump room located on the 1050 Level.  This sump will collect water from the various level sumps in the mine.  Water collected here will be pumped to surface via the escape-way to the 1260 Level and then up the north production decline to surface.  The pumping facility has been designed for an average inflow of approximately 5,990 m3/day.  Moving this dirty water pumping system up one level is being considered to delay the capital outlay and improve the production schedule.

The paste backfill system will include a series of boreholes from surface to the paste backfill transfer drift located about halfway down the decline at the 1350 Level.  From the transfer drift, a twinned set of boreholes will transfer the paste backfill to the 1260 Level.  From the 1260 Level, paste backfill will be delivered/pumped to lower and upper levels through short, near vertical, boreholes.  Paste backfill cut-outs will be added on each level for this purpose.  The paste backfill will then be piped from the cut outs along the level to the stope being filled.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

19.1.4	Mine Production Schedule

The sequence for the development in the initial phase will be to develop the south exploration decline down to the 1260 Level and establish the upper FAR.  Development of the south exploration decline beyond the portal is scheduled to start in July 2011.  Development of the north production decline will start in February 2013.  The start and breakthrough of the north production decline into the south exploration decline will be just before the first production stope on the 1260 Level comes online.  The work for both declines will be completed by dedicated contractor ramp crews.

Based on an analysis of geological domains, resource tonnage, grade distributions, location of WOCIL ore, process plant throughput and the selected mine access methodology, the ore zone was divided into four production horizons (Figure 19-3) , as follows:

●	Horizon 1-1230 Level to 1320 Level: 1230 and 1260 levels contain both WOCIL and WOPOX ore. Other levels contain only WOPOX ore.

●	Horizon 2-1140 Level to 1230 Level: 1140 and 1170 levels contain WOCIL and WOPOX ore. Other levels contain only WOPOX ore.

●	Horizon 3-1080 Level to 1140 Level: 1080 and 1110 levels contain WOCIL and WOPOX ore. Other levels contain only WOPOX ore.

●	Horizon 4-990 Level to 1080 Level: Contains only WOPOX ore.

These horizons were required to provide enough production fronts during the WOCIL years to produce 2,500 t/d and carry forward to the WOPOX years in order to produce 5,000 t/d.

Figure 19-4 shows the proposed annual mined ore tonnage and gold grade profile over the LOM.  The fluctuations in the mine production rate will be evened out for process plant feed using stockpiled ore.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 19-3: Planned Mine Production Phases

Figure 19-4: Proposed Mine Production Schedule

19.1.5	Waste Rock

Waste rock will be brought to surface up the decline in 45 t capacity underground haulage trucks and sent to a designated pad in the waste rock stockpile area.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

All waste rock west of the West Fault is assumed to be barren of alteration and mineralisation and will be non-acid generating (NAG).  This includes the development of the declines, the ramp, the sub-level drifts, the level accesses, vent raises and other infrastructure. This waste is all assumed to be principally andesite.  Development east of the West Fault in the mineralised zone will produce waste rock containing sulphides and cannot be considered to be NAG, but potentially acid-generating (PAG) mineralised waste.

The estimated LOM NAG waste production is 1.44 Mt.  In addition, PAG mineralised waste totals a projected 0.99 Mt. During mine development in Years 0–6, approximately 60% of the total waste will be produced.  For the inert NAG waste, the waste rock will be used as construction fill or concrete aggregate, if suitable, during project construction in Years 0–3.  After the construction period, NAG waste will be crushed and returned underground in haul trucks as cemented rock fill (CRF) for stabilisation of the mine.  Waste which does not meet the classification of NAG because of its sulphide content will not be permanently stored on surface, and will also be sent back underground as cemented rock fill backfill.

19.2	Equipment Requirements

Primary equipment requirements over the life-of-mine were estimated as ten 9-yd3 LHDs, eight haul trucks, four jumbos, three bolters, and two boom bolters, three long-hole drills, and two emulsion carriers.  Support equipment will include scissor lifts, rock breakers, backhoes, forklifts, shotcrete sprayers, transmixers, tractors, boom trucks, and graders, as well as light vehicle transports.

19.3	Proposed Process Plant Design

During Phase 1 of ore processing, the process plant will use a combination of conventional milling and WOCIL to extract gold and silver from run-of-mine (ROM) ore.  The flowsheet will include a jaw crusher and a semi-autogenous grinding (SAG) mill, ball mill and pebble crusher (SABC) circuit for crushing and grinding.  Conventional WOCIL, with a carbon stripping and refining circuit will be used to recover the gold and silver.  The leach residue from the WOCIL process will be treated in a SO2/air cyanide destruction circuit.  The cyanide destruction product will then be thickened and report directly to the tailings storage facility (TSF).  A cemented rockfill plant, designed by an independent contractor, will be used for mine back-filling during Phase 1 operations.  A simplified flow diagram of the process which includes the major plant sections is presented in Figure 19-5.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

The process plant is designed to operate at 2,500 t/d at 90% availability.  Annual tonnage treated at design capacity will typically be 912,500 t.  The average gold and silver recoveries for Phase 1 are projected at 82.4% and 69.8%, respectively.

Recoveries are based upon pre-feasibility study metallurgical test programs conducted by SGS Lakefield conducted at process conditions similar to those in the process design criteria.  In the next phase of study, further testwork will be used to refine the estimated gold and silver recovery.  It should be noted that in determining which parts of the ore body would be processed in each phase, care was taken to ensure that the WOCIL feed had a low refractory content, in order to maximise the Phase 1 recovery.

In Phase 2 of plant operations, a pressure oxidation (POX) circuit will be introduced to oxidise the sulphide component of the ore and liberate the gold-bearing minerals locked-up in sulphide (Figure 19-6).  The throughput of the plant will also be ramped-up from 2,500 t/d to 5,000 t/d at the onset of Phase 2.

Several changes will need to be incorporated to the plant at the start of Phase 2 operations in order to accommodate the changes.  In addition to the construction of the WOPOX circuit and its utilities, a second ball mill will need to be added to the grinding circuit in order to accommodate the increased throughput.

Hot neutralisation and slurry cooling areas will also need to be added downstream of the WOPOX circuit in order to attain the necessary temperature and pH for WOCIL.

A paste backfill plant will be added as part of the Phase 2 upgrades.  The cyanide destruction product will be classified into coarse and fine fractions by cyclones.  The coarser cyclone underflow fraction will be dewatered using thickening and vacuum disc filtration and then mixed with cement and fed to the paste backfill distribution system for use as underground backfill.  The fine cyclone overflow fraction will be thickened and fed to tailings.

Other minor upgrades will need to be made throughout the plant; these were noted in the mechanical equipment list and incorporated into the financial model.

The gold and silver recoveries are expected to improve significantly in Phase 2 to 94.4% and 73.8%, respectively.  These recovery values will be further refined in the next phase of testing, which will include a continuous pilot plant operated at conditions similar to the process design criteria.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 19-5:  Process Flow Diagram – Phase 1

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 19-6:  Process Flow Diagram – Phase 2

PRIMARY CRUSHING
GRINDING
POX PLANT
REFINERY
BACKFILL
CIL
TAILINGS

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Detailed process flow diagrams, process design criteria, plant equipment sizing and a 3D model of major process areas were completed to finalise the PFS process plant definition for both Phase 1 and Phase 2.  Based on the process flow diagrams and mass balance, a detailed mechanical equipment list was produced.  Budgetary quotations were then received for all major pieces of equipment in each process area and electrical load and power summary lists were prepared as required for the capital and operating cost estimates.

19.3.1	Planned Process Plant Production Schedule

Plant production for Phase 1 is scheduled to start in October 2014.  The schedule includes two months for commissioning and four months ramp-up to full capacity of 2,500 t/d.  The Phase 2 production is scheduled to start in April 2016.  The schedule includes three months for commissioning and three months ramp-up to 4,000 t/d (80% capacity) followed by an additional two months ramp-up to full capacity at 5,000 t/d.  The scheduled process plant production for the period 2014 to 2030 is summarized in Table 19-2.

Table 19-2:  Proposed Process Plant Production Schedule

Year	Phase 1 Ore Milled (kt)	Phase 2 Ore Milled (kt)	Total Ore Milled (kt)	Au Recovered (koz)	Ag Recovered (koz)	Au Eq Recovered (koz)
2014	138	-	138	34	23	34
2015	913	-	913	186	155	188
2016	367	912	1,278	330	308	335
2017	-	1,730	1,730	472	477	479
2018	-	1,656	1,656	501	476	508
2019	-	1,814	1,814	475	435	481
2020	-	1,825	1,825	435	394	441
2021	-	1,825	1,825	464	453	471
2022	-	1,825	1,825	438	358	444
2023	-	1,825	1,825	405	455	412
2024	-	1,825	1,825	478	547	486
2025	-	1,790	1,790	503	455	511
2026	-	1,825	1,825	412	373	418
2027	-	1,806	1,806	391	333	396
2028	-	1,761	1,761	309	545	317
2029	-	1,502	1,502	316	653	326
2030	-	781	781	185	325	190
LOM	1,417	24,700	26,117	6,333	6,766	6,439

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

19.3.2	Cemented Paste Tailings Backfill Plant

The cemented paste tailings backfill plant will be a separate process for tailings separation, classified tailings storage, de-watering, paste backfill preparation and final tailings pumping to the TSF.  The tailings separation and pumping to the TSF portion of the process will be located in the process plant and constructed in Phase 1.  The paste backfill plant, where the separated tailings will be dewatered, mixed with cement and pumped via boreholes underground, will be completed in Phase 2 and located in the mine portal area.  The proposed plant location was included in Figure 5-2.

Backfilling in Phase 1 will be done by cemented crushed waste rock back hauled into the mine in dedicated haul trucks.  In Phase 2 at 5,000 t/d full capacity, the mine will nominally produce 1,825,000 t/y of ore creating a total void and paste backfill requirement of 678,691 m3/y for a mining plan that incorporates backfilling 100% of the stopes.  Limited testing indicates a paste backfill consisting of cycloned and filtered tailings, Portland type 1P cement at 5% by weight and process water would produce a pumpable paste backfill with a slurry specific gravity of 1.90 at 75% solids by weight that would exceed the strength requirements of 450 kPa after a 28 day cure period.

19.4	Tailings Management

The design criteria adopted for the TSF assumes that about 26.1 Mt of processed tailings will be produced over the LOM.  Given that approximately 50% of the tailings will be used for underground backfill, the TSF has been designed to store 13 Mt.  The TSF will occupy a broad valley located west of the plant site (refer to Figure 5-1).

Slurried tailings from ore processing will be pumped to the TSF through a high density polyethylene (HDPE) pipe at an average density of 50% solids by weight and discharged into a single cell TSF.  The impoundment dam at the TSF will be raised at intervals during the mine life.

The tailings dam will be an earth and saprolite fill structure constructed to elevation 1,511 masl with a final crest width of 6 m.  The dam slopes will be benched for access with inter-bench slopes of 2 horizontal to 1 vertical.  The maximum dam height will be about 70 m with a crest length of 730 m. The starter dam will have a crest elevation of 1,479 masl.

The impoundment will be lined with a geo-membrane to restrict seepage.  Upstream storm water run-off will be intercepted by perimeter diversion channels, diverted around the impoundment and routed to a polishing pond downstream of the TSF for sedimentation of suspended solids before discharge to the natural watercourse.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

There will no discharge from the TSF.  The tailings supernatant water will be pumped directly to the reclaim water tank at the plant from a barge-mounted reclaim pump station.

19.5	Organizational Development

Kinross is headquartered in Toronto, Ontario, Canada. The corporate office provides management, financial, procurement and technical support to regional offices located in geographic proximity to the mining operations and projects.  The regional office that will support the development and operation of Fruta del Norte is located in Quito, Ecuador.  The regional structure in Ecuador is presented on Figure 19-7.

Figure 19-7:  Ecuador Regional Organisational Structure

Fruta del Norte will be one of the first major underground mining projects in Ecuador.  As a result, the project will require a large expatriate workforce to initiate operation of the mine, implement practices and procedures, and attract and train an Ecuadorian National workforce.  Kinross’s objective is to aggressively train and develop Nationals and transfer mining knowledge and expertise as quickly as possible in order to decrease costly expatriate positions.  This requires an intense focus of resources and investment in people.  Figures 19-8 provides the estimated Fruta del Norte workforce headcount as a function of time.

To maximize this investment, a more thorough review of the employment market will be required in feasibility-level studies to develop the key human resource strategies that will address sourcing, attracting, and selecting employees, and ultimately the training and development of employees in the mining industry.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Figure 19-8:  Workforce Headcount versus Time

19.6	Proposed Layout and Infrastructure

Project infrastructure and layout is discussed in Section 5.3.

19.7	Markets

Kinross typically establishes refining agreements with third-parties for refining of doré.  The company does not expect that any agreement for gold refining for production from the Project will differ from those already in place for Kinross’s other gold operations.

Kinross’s bullion is sold on the spot market, by marketing experts retained in-house by Kinross.  The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.  We do not expect that any agreement for gold sales will differ from those already in place for Kinross’s other gold operations.

19.8	Taxation

The current mining business context in Ecuador is complex.  Tax policies used in the pre-feasibility financial model were derived from consultations with tax experts in Ecuador.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

19.8.1	Royalty

The current Mining Law (Articles 92 and 93) and Regulations (Article 82) stipulate that mining concessionaires must pay a percentage of mineral royalties in the production contract for no less than 5% of the sales of the principal and secondary minerals.  Royalties for the Project are determined as a total of no less than 6%, 5% payable to the Ecuador government and 1% payable to a third party, on the basis of the net revenue of mineral sales.  The net revenue is calculated as:

Net revenue = sales – refining charges – transportation charges

19.8.2	Windfall Taxes

Windfall taxes, whereby the government will receive 70% of the revenue above a set gold price have been included in the model.  It was assumed that the windfall profit trigger price, to be negotiated in the exploitation contract, will be above the assumed metal sales prices used in this study or sensitivity analysis range.

19.8.3	Profit Sharing Taxes

The current labour law stipulates that profit-sharing taxes are levied at 15% on the basis of accounting profit (earnings before tax).  The taxes include two portions: municipal profit-sharing taxes, levied at a rate of 12%, and the remaining 3% is levied for a labour profit-sharing fund.  Profit sharing taxes are deductible expenses in the income tax calculation.  In the financial model, the amount generated from the workers’ profit-sharing fund is compared with one of the labour cost components – initial incentive which is calculated as a percentage of the employee’s gross salary.  If the amount of the profit-sharing fund is greater than the total initial incentive cost, the difference will be distributed to employees on a pro-rata basis as a profit-sharing program.

19.8.4	Income Tax

In the current Organic Law ruling Internal Tax Regime (Art. 37) the income tax rate for companies incorporated in Ecuador, and for branches of foreign companies domiciled in Ecuador, corresponds to 25% after profit sharing of 15%.

19.8.5	Taxable Earnings

Taxable earnings for profit sharing were calculated based on earnings before interest, taxes, depreciation and amortisation (EBITDA) less depreciation, less windfall taxes and plus adjustments for “non deductable expenses”.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Losses

Any losses incurred by the company in a given taxation year can be carried forward for a maximum of five consecutive years starting from the year following the one in which the losses are incurred.  Any remaining losses are not recoverable.  Losses can only deduct up to 25% of the year’s taxable base.

Tax Depreciation

In the LORTI Regulations (Art. 28), the depreciation of tangible assets depends on the nature of assets.  The financial model corresponds to the Regulation by dividing the assets into six categories:

●	Roads, buildings and construction: minimum of 20 years (5% per annum) or the life of mine;

●
Facilities, machinery and equipment: 50% of capital expenditure of this asset class can be depreciated over 10 years (10% per annum); 50% of capital expenditure was depreciated using the units of production method;

●	Vehicles, transportation equipment and mobile equipment: five years at 20% per annum;

●	Computer hardware and software: three years at 33% per annum;

●	Other assets, including pre-operating expenses during exploration and development of mines: 10 years at 10% per annum;

●
Pre-operating expenses during exploration and development of mines - within a period of no less than five years in equal annual percentages, beginning in the first year on which the taxpayer generates operational income.

The straight-line depreciation method was applied to depreciate all the asset categories in the financial model.

In addition to the above tax items (royalties, profit-sharing taxes and income taxes) which are incorporated in the financial model, two other taxes are also examined: value added tax and withholding taxes.

19.8.6	Value-Added Tax

All imported and local goods and consumables are subject to a value-added tax (VAT) of 12%. VAT paid on capital cost items is subject to depreciation or amortisation; VAT paid on consumables is part of the operating costs or expenses.  Under tax law, exports of gold are not subject to VAT, therefore there is no possibility to compensate VAT on sales against VAT on purchases.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

19.8.7	Withholding Taxes

Income tax withholding applies depending on the nature and origin of the service purchased. The rate can be 0% for services provided in nations with Ecuadorian tax treaties or up to 25% for countries with no tax treaty in place. Canada and Ecuador share a tax treaty and in general, withholding taxes do not apply to services provided by Canadian companies.

19.8.8	Capital Outflow Taxes

A capital outflow tax (COT) of 2% was applied to all imported goods and services in the initial capital estimate in the pre-feasibility study.  COT was been included in the operating cost in the financial model because it was assumed to be recovered as a tax credit on income taxes.

19.8.9	Import Duties

Import duties are assessed on the basis of the cost, insurance and freight (CIF) of imported goods.  Customs duties or tariffs vary depending on the type of goods; they vary between 0% and 35%.  It has been assumed that import duty, to be negotiated in the exploitation contract, will be 0%.

19.9	Capital Cost

The pre-feasibility capital cost estimate complies with the Association for the Advancement of Cost Engineering (AACE) Class 4 estimate standards, which has an accuracy range of -15% to +30%.

The total capital cost estimate is based on a 2,500 t/d WOCIL process plant treating non-refractory ore and an underground mine for Phase 1 and a 5,000 t/d WOPOX process plant treating refractory ore for Phase 2 Plant availability is 90%.  The estimate includes an access road, site generated power, site development, on site buildings, utilities, services and an accommodation camp.  All costs are stated in third-quarter 2010 US dollars.  The capital cost estimate has been developed in the two phases to establish the initial capital cost for implementing Phase 1.  The initial capital cost for Phase 1 is estimated to be US$707 million and the expansion capital cost to implement Phase 2 after an 18-month deferral is estimated to be US$413 million.  The total sustaining capital cost over the life of the mine is US$170 million.  Overall contingency amounts to US$146.1 million, which is included in the aforementioned initial capital cost figures.

The total investment cost for the project is summarised in Table 19-3.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 19-3:  Estimated Capital Cost Summary

	Capital Cost Totals ($ thousands)
Item	Phase 1 Initial	Phase 2 Initial	Total Initial	Sustaining	Total
Direct costs
Mine development, infrastructure and utilities	153,937	17,557	171,493	60,834	232,327
On site infrastructure	79,020	29,863	108,883	16,183	125,066
Off site infrastructure	20,852	0	20,852		20,852
Process plant	82,050	171,469	253,519	29,168	282,687
Tailing storage facility	13,331	0	13,331	45,943	59,274
Subtotal direct costs	349,190	218,889	568,079	152,127	720,206
Indirect costs
Project site construction indirect costs	41,589	24,801	66,390		66,390
Vendor representatives and commissioning	2,647	3,435	6,082		6,082
Freight	16,625	24,155	40,780		40,780
Initial Fills and Spare Parts	6,922	6,047	12,969		12,969
EPCM	65,100	41,071	106,170		106,170
Subtotal indirect costs	132,882	99,509	232,390		232,390
Subtotal direct and indirect costs	482,072	318,397	800,469	152,127	952,596
Custom duties, fodinfa and corpel	620	710	1,330		1,330
Value added tax	53,540	36,750	90,290	18,255	108,545
Capital outflow tax	3,560	3,410	6,970		6,970
Subtotal taxes	57,720	40,870	98,590	18,255	116,845
Contingency	92,160	53,949	146,109		146,109
Total installed cost	631,952	413,216	1,045,168	170,382	1,215,550
Owner’s cost	74,608	0	74,608		74,608
Total project cost	706,559	413,216	1,119,776	170,382	1,290,158

19.10	Operating Cost

Operating costs exclude royalties, precious metal transportation and refining charges.  The total operating cost over the life of mine is estimated to be US$ 1,991 million or an average of US$ 309/oz Au equivalent.  The average total operating cost for Phase 1 is estimated at US$ 99.15/t of ore processed, and is US$ 74.91/t of ore processed for Phase 2.  The average mining and processing costs were estimated to be US$ 51.69/t of ore milled and US$ 30.50/t of ore milled for Phase 1, respectively.  The average mining and processing costs for Phase 2 were estimated to be US$ 29.79/t of ore milled and US$ 37.15/t of ore milled.  Other operating costs, including the mine site service labour costs, were estimated to be US$ 2.61/t of ore processed in Phase 1 and US$ 1.00/t of ore processed in Phase 2.  The G&A costs were estimated to be US$ 14.35/t ore in Phase 1 and US$ 6.97/t in Phase 2.  All costs are estimated based on a production rate of 2,500 t/d in the first 18 months using WOCIL (Phase 1), and 5,000 t/d using WOPOX after the first 18 months (Phase 2).

Operating costs include 12% value added tax (VAT) on all items except Kinross labour.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

19.11	Financial Analysis to Support Mineral Reserve Declaration

The results of the economic analysis represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

To ensure that the Project demonstrated economic viability sufficient to support Mineral Reserve declaration, a financial analysis was undertaken that incorporated Mineral Reserves only, the projected operating and capital costs, taxes, royalties and financing costs.  The financial analysis was generated based on an unleveraged scenario.

The pre-feasibility study evaluated the Fruta Del Norte as an underground gold mine with a 2,500 t/d process plant, which expands to 5,000 t/d after the first 18 months of operation; in a total mine life of 16 years.  Production is anticipated to start in 2014 and the average expected annual production is 411,000 ounces of equivalent gold per year at a cash cost of $366/oz Au equivalent.  Total life of mine production is expected to be 6.3 Moz of gold and 6.8 Moz of silver.  Mineral Reserves of 26.1 Mt at a grade of 8.07 g/t Au and 10.9 g/t Ag were used in the economic evaluation.

The financial analysis is presented for a range of variables shown in Table 19-4 to Table 19-6, demonstrated that the Project had a positive net cash flow and an acceptable internal rate of return.  The payback period of the initial capital cost was shown to be within 6.8 years at gold and silver prices of $900/oz Au and $14/oz Ag respectively.

This financial analysis supports declaration of Mineral Reserves and indicates that the Project should progress to more detailed evaluation under a feasibility study.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Table 19-4: Net Discounted (5%) Post-Tax Cash Flow (US$ millions) Summary

Au	$800/oz	$900/oz	$1,000/oz	$1,100/oz	$1,200/oz	$1,300/oz	$1,400/oz
Ag	$12.5/oz	$14/oz	$15.5/oz	$17/oz	$18.5/oz	$20/oz	$21.5/oz
Base Case	251	479	693	905	1,118	1,331	1,543
Capex +25%	15	245	458	671	884	1,097	1,310
Opex +25%	57	287	513	727	939	1,152	1,364

Table 19-5: Net Undiscounted Post-Tax Cash Flow (US$ millions) Summary

Au	$800/oz	$900/oz	$1,000/oz	$1,100/oz	$1,200/oz	$1,300/oz	$1,400/oz
Ag	$12.5/oz	$14/oz	$15.5/oz	$17/oz	$18.5/oz	$20/oz	$21.5/oz
Base Case	978	1,378	1,755	2132	2,510	2,887	3,264
Capex +25%	664	1,065	1,442	1819	2,197	2,574	2,951
Opex +25%	643	1046	1,443	1819	2,196	2,573	2,950

Table 19-6: After Tax Internal Rate of Return (%) Summary

Au	$800/oz	$900/oz	$1,000/oz	$1,100/oz	$1,200/oz	$1,300/oz	$1,400/oz
Ag	$12.5/oz	$14/oz	$15.5/oz	$17/oz	$18.5/oz	$20/oz	$21.5/oz
Base Case	8.5%	11.3%	13.8%	16.1%	18.2%	20.2%	22,2%
Capex +25%	5.2%	7.8%	10.0%	12.1%	14.0%	15.9%	17.6%
Opex +25%	5.8%	8.9%	11.7%	14.1%	16.3%	18.4%	20.4%

Sensitivity analyses were performed on net cash flow, internal rate of return, gold price, operating costs and capital costs.  The Project is most sensitive to changes in metal price followed in turn by operating costs and capital costs.

Kinross notes that a modest increase in metal prices has a significant impact on the Project’s projected financial results.  The long-term view of metal prices will drive the Project’s projected financial results and thus the overall view of the Project’s value.

There is good potential for the Project mine life to be extended beyond 16 years through successful exploration drilling, discovery of new mineralisation and conversion of Mineral Resources to Mineral Reserves.  The Project currently has additional Inferred Mineral Resources consisting of 19.6 Mt at a grade of 5.50 g/t Au and 10.7 g/t Ag (considering a 3.0 g/t Au cut-off grade); this material is excluded from the financial analysis.

These Inferred Mineral Resources will require infill drilling to obtain the necessary geological confidence to support upgrades in classification to Measured and Indicated Mineral Resources.  Additional studies and engineering work will be required before some or all of these Mineral Resources can be converted to Mineral Reserves.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

20.0	INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions are made based on the February 2011 pre-feasibility study completed on the Project.

Mining tenure held by Kinross in the area for which Mineral Resources and Mineral Reserves are estimated is valid.

Kinross has commenced the process of acquiring sufficient surface rights to support Project development and access. At the Technical Report effective date, approximately 80% of the required surface rights had been obtained. The remaining 20% of the land required for project development is under legal agreement subject to final government and land occupant approvals.

Current permits have allowed exploration and associated pre-feasibility study-supporting testwork to be conducted under appropriate Ecuadorian laws.  Additional permits are required for Project development.

Environmental permits for Project development have to be secured.  Approved EISs are required for both the mine and process plant.

Understanding of the Project geology and mineralization, together with the deposit type, is sufficiently well established to support Mineral Resource and Mineral Reserve estimation.

Work programs included geological mapping, geophysical surveys, geochemical sampling, channel and trench sampling, and core drilling.  A total of 221 drill holes (106,808 m) between 2006 and 2010 were completed in the Fruta del Norte deposit area, of which 205 are used to support Mineral Resource and Mineral Reserve estimation.  Completed exploration programs were appropriate to the mineralization style.  To date, a deposit and a number of exploration targets have been identified.

There is significant exploration potential in the overall Project area and in the area of the currently-defined Mineral Resources and Mineral Reserves, and there is an expectation that additional mineralization is likely to be identified with continued exploration and infill drilling.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Geological models are appropriate to the deposits.  Gold and silver grades were estimated using OK interpolation.  Mineral Resources are confined by a gold cut-off grade using reasonable economic parameters.

Metallurgical tests were performed on samples that were considered representative of the mineralization.  Mineralization is partly refractory and recovery figures used to support Mineral Resources and Mineral Reserves are based on metallurgical testwork and are appropriate to the mineralization styles.  The planned process routes use tested extractive technologies.

A conventional underground mining operation was planned, using transverse open blasthole stoping with paste fill.  The mine plan is based on a decline access with a load–haul–dump to truck haulage system.  Key inputs into the mine plan such as the stope design, dilution level, cut-off grades, and productivity rates fall within normal industry ranges.  Primary implementation risks in the underground mine are the potential for high water inflows, in particular under the Machinaza River, and poor ground conditions through the initial near surface decline development and through the fault zones adjacent to the ore body.  Steps have been taken to mitigate these factors with grouting, additional ground support and a substantial dewatering system, all of which are accounted for in the capital cost estimate and the project schedule.

The process plan is to process non-refractory ore using a WOCIL plant and then process the non-refractory/refractory ore using a WOPOX plant for the remaining life of mine.

The financial analysis indicates a Project, which using the assumptions outlined in this Technical Report, returns a positive NPV.

In the opinion of the QP, the Project that is outlined in this Technical Report has met its objectives.  Mineral Resources and Mineral Reserves have been estimated for the Project, and a conceptual development plan has been outlined.  The data supporting the Mineral Resource and Mineral Reserve estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could potentially support mining operations has been achieved.

The confidence in the Project demonstrated by the economic analysis performed to support Mineral Reserve estimation supports progression of the Project to a full feasibility study.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

21.0	RECOMMENDATIONS

Technical and economic analyses presented in the pre-feasibility study support the Fruta del Norte Mineral Reserve estimates.  It is recommended that the company proceeds with a full feasibility study to incorporate additional drilling, laboratory and engineering information.  It is also recommended that Kinross proceed with driving an exploration decline to facilitate increasing the Measured and Indicated Mineral Resource at Fruta del Norte, and this will also serve to hasten overall project development should the company decide to proceed with environmental permitting and mine development.

The feasibility study is estimated to take approximately nine months with direct costs of approximately $10 million, which includes designs for both Phase 1 and Phase 2.  Additional geological, geotechnical, hydro-geological and metallurgical data will be procured to support the feasibility-level study.  The program also incorporates a metallurgical pilot plant that will support design of the crushing, milling, carbon-in-leach, and pressure oxidation circuits.

The exploration decline and ancillary support infrastructure is estimated to take approximately 1.5 years at a cost of approximately $17 million.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

22.0	REFERENCES

Aguilera, M., and Camino, B., 2008:  Archeological Diagnostic of Mining Concessions in Zamora Chinchipe:  unpublished internal report prepared by the National Institute of Cultural Patrimony, May 2008.

AMEC E&C Services Inc., 2008:  Preliminary Geostatistical Report:  unpublished internal report from AMEC to Kinross Gold.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003:  Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Golder Associates, 2009:  Preliminary Geotechnical Characterization, Fruta del Norte Gold Project, Ecuador:  unpublished report prepared for Aurelian Resources.

Hall, L.,2008:  Preliminary Structural Study of the Fruta del Norte Epithermal Gold Deposit:  unpublished report prepared for Aurelian Resources.

Hatch Ltd., 2010:  Pre-feasibility Study, Fruta del Norte Deposit:  unpublished internal study prepared by Hatch for Kinross Gold, January 2010, 21 vols.

Hedenquist, J.W., Arribas A., Jr, and Urien-Gonzales, E., 2000:  Exploration for Epithermal Gold Deposits:  Society of Economic Geologists Reviews in Economic Geology Vol 13, p. 245–277.

Hennessey, B.T. and Puritch, E., 2005:  A Mineral Resource Estimate for the Bonza-Las Peñas Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., effective date 13 January 2005.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Hennessey, T., Puritch, E., Gowans, R., and Leary, S., 2008:  A Mineral Resource Estimate for the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., readdressed to Kinross Gold Corporation, effective date 15 November 2007, amended 21 October 2008.

Hennessey, T., Puritch, E., Gowans, R., and Leary, S., 2008:  A Mineral Resource Estimate for the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., effective date 15 November 2007.

Hennessey, B.T. and Stewart, P.W., 2007: A Review of the Geology of, and Exploration and Quality Control Protocols Used at the Fruta Del Norte Deposit, Cordillera Del Condor Project, Zamora-Chinchipe Province, Ecuador:  unpublished technical report prepared by Micon International Ltd. for Aurelian Resources Inc., dated December 2006, effective date 9 January 2007.

Leary, S., 2005:  Target Assessment Report, Cóndor Project, Ecuador:  unpublished internal report, Aurelian Resources.

Leary S., 2009:  The Discovery and Geology of the Fruta Del Norte Epithermal Gold-Silver Deposit, S.E. Ecuador:  Drury Lecture, 2009 SME Annual Meeting & Exhibit & CMA 111th National Western Mining Conference, Denver, Colorado, February 22–29, 2009.

Litherland M., Aspden J.A., and Jemielita R.A., 1994:  The Metamorphic Belts of Ecuador:  Overseas Memoir 11. BGS, Keyworth, U.K. 147 p.

Micon International, 2008:  Scoping Study on the Fruta del Norte Deposit, Cordillera Del Cóndor Project, Zamora-Chinchipe Province, Ecuador:  unpublished report prepared for Aurelian Resources.

Morrison, G., 2007:  A Working Model for the Fruta del Norte Hot Spring Epithermal gold/silver Deposit:  unpublished report prepared for Aurelian Resources.

Mullens, P., 2003:  Geological Report on Exploration at the Cordillera del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared for Aurelian Resources Inc., effective date 16 December 2003.

PRODEMINCA, 2000:  Depositos Porfidicos y Epi-mesotermales Relacionados con Intrusiones de la Cordillera del Condor:  Evaluacion de Distritos Mineros del Ecuador:  UCP Prodeminca Proyecto MEM BIRF 36-55 EC. Vol 5. 223 p.

Quispesivana, L., 1996:  Geologja dei cuadràngulo de Huanuco:  Boletin de INGEMMET. series A, v. 75. 138 p.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

Roa, K.J., 2008:  Geological Map and Pamphlet of the Cordillera del Cóndor , Ecuador / Perú and Westernmost Santiago Basin, Perú:  unpublished map prepared for Aurelian Resources, 2008.

Sillitoe, R.H., 2006:  Comments on Geology and Potential of the Fruta Del Norte Epithermal Gold Prospect, Ecuador:  unpublished report prepared for Aurelian Resources.

Sillitoe, R.H., 2007a:  Further Comments on Geology and Potential of the Fruta Del Norte Epithermal Gold Deposit, Ecuador:  unpublished report prepared for Aurelian Resources.

Sillitoe, R.H., 2007b:  Comments of fault truncation of the Fruta Del Norte Gold Deposit and Mineralization Style at the nearby Papaya and El Tigre Prospects, Ecuador:  unpublished report prepared for Aurelian Resources.

Stewart, P. W., 2003:  Geological Report on Exploration at the Cordillera Del Condor Project, Zamora-Chinchipe Province, Southeastern Ecuador:  unpublished technical report prepared for Aurelian Resources Inc., effective date 16 April 2003.

Stewart, P.W., 2009:  Summary report on geological, geochronological, and geochemical studies of the Fruta del Norte Au–Ag epithermal deposit, Cordillera del Cóndor Project Ecuador:  unpublished report prepared for Kinross Gold.

Stewart, P.W. and Leary., S., 2008:  The Fruta Del Norte Epithermal Gold/Silver Deposit, South East Ecuador:  Extended Abstracts, PacRim Congress, 2008, Gold Coast, Australia, 24–26 November, 2008.

Kinross Gold Corporation Fruta del Norte Project Ecuador NI 43-101 Technical Report

23.0	DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “Kinross Gold Corporation, Fruta del Norte Project, Ecuador, NI 43-101 Technical Report” is December 31, 2010.

“Signed and sealed”

Robert D. Henderson, P.Eng.

Dated February 16, 2011